07024126

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aur Resources Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 0 8 2007
THOMSON
FINANCIAL

FILE NO. 82- 04624 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/6/07

CELEBRATING 25 YEARS OF

VALUE COMMITMENT GROWTH



2006 ANNUAL REPORT

2006

OPERATING AND FINANCIAL HIGHLIGHTS

Record copper production at the Quebrada Blanca Mine

Record net earnings of US$293.7 million

Record cash flow from operating activities of US$504.6 million

Dividends of US$25.5 million paid to Aur shareholders in 2006

Production decision made for the Andacollo Hypogene Copper-Gold Deposit

Duck Pond Mine readied for production beginning in January 2007

(US$ millions except where noted)	2006	2005
Revenue	738.3	446.9
Cash flow from operating activities	504.6	249.8
– CDN$/share	5.87	3.17
Net earnings	293.7	142.3
– CDN$/share	3.43	1.80
Cash at year end	630.3	361.3



Senior Management Team

(From left to right) David Brace, Executive Vice-President, Business Development; Ed Stuart, Vice-President, Development Projects; Kathy Robinson, Assistant Corporate Secretary; David Libby, Executive Vice-President, Mining Operations; Jim Gill, President and CEO; Ed Guimaraes, Executive Vice-President, Finance and CFO; Andy Falls, Vice-President, Marketing and Sales; Peter McCarter, Executive Vice-President, Corporate Affairs and Secretary

Front Cover

Duck Pond Mine, Central Newfoundland



James W. Gill
President and Chief Executive Officer

Aur's disciplined approach to mining investments has led to sustained growth over 25 years.

Aur celebrated its 25th Anniversary in 2006 with the best overall performance in its history and important growth initiatives which will see metal production increase over 100% by 2010. In looking back, it is difficult to imagine that, from start-up capital of $250,000 in 1981, net earnings would be almost $300 million, operating cash flow $500 million and cash balances over $630 million in 2006. The value created through our Louvicourt, Andacollo and Quebrada Blanca Mines, together with the new Duck Pond Mine and the Andacollo Hypogene Deposit, has, in part, been recognized by the increase in Aur's market capitalization to over CDN$2.4 billion at year end. In 2006 alone, shareholders realized a 108% increase in share price plus a 10.2% dividend yield based upon Aur's share price at the beginning of the year.

Since the Louvicourt discovery, Aur's copper reserves have increased by over 700% to approximately 7.5 billion pounds. Annual copper production has increased over 1,000% to approximately 250 million pounds during this period, with metal production expected to double again over the next three years. Building Aur into a large profitable Canadian mining company has been an ongoing process and we are confident that continued growth will be achieved in the years ahead.

The key to sustaining Aur's growth in production and profitability is to reinvest the free cash flow from our mining operations into new mine development and production opportunities. The Duck Pond Mine development and the $336 million commitment to construction of the Andacollo Hypogene Mine, made in 2006, are excellent examples of the type of low-risk, high-return investments which will allow us to meet our growth expectations. As well, in January 2007, Aur invested $103 million to increase its ownership in the Andacollo assets from 63% to 90% which will add significant additional value for our shareholders.

Management and your Board of Directors believe that Aur should maintain cash balances of not less than $500 million in order to allow mining investments of up to $1.0 billion to be made on a timely basis as they arise. Cash in excess of this amount would be available to be returned to shareholders through dividends and/or share buybacks if considered appropriate. The $89 million in dividends paid in January 2007 demonstrated our commitment to providing shareholders with cash returns while maintaining our ability to continue to invest in high-return, quality mining projects.

The price of copper has, and will continue to have, the greatest impact on Aur's financial performance. While there has been significant volatility in the price at the level experienced over the last 12 months, we expect copper prices to remain very strong over the next five years and to be above $1.50 per pound over the long term. The combination of ongoing growth in demand and the material impact of today's much higher capital development and mine operating costs will require these levels of copper prices in order to provide a return on capital which will justify development of the new mines needed to meet the expected growth in demand. The timeframe for the development of new mines has increased significantly in recent years as the permitting process, social issues, and long equipment delivery times, together with the remote locations of most new projects, will inhibit supply growth over the next five years. The outlook for sustained high profitability for copper producers, like Aur, with reliable mines in low-risk countries is very positive.

2006

Aur had record revenues, earnings and cash flow from its Quebrada Blanca and Andacollo Mines in 2006 and also set the stage for significant growth in production over the next three years.

Production from Aur's two operating mines was 223 million pounds of LME registered copper cathode in 2006. The high realized price of $3.30 per pound of copper sold allowed mine operating earnings and cash flow to establish new records of $564 million and $505 million, respectively. While operating costs have risen significantly over the last two years due to sustained high demand for the products we consume to produce copper and the higher costs of labour, the operating margins were the highest in Aur's history at 323% in 2006.

The Quebrada Blanca Mine established record production for the second consecutive year producing 182 million pounds (82,550 tonnes) of copper cathode. Mine operating earnings were $408 million with dividends of $360 million being paid to its shareholders, of which Aur received $275 million. The future looks very positive for Quebrada Blanca with leachable reserves sufficient to sustain production until at least 2016 and drilling of the large primary copper deposit, which underlies the current mining operation, to be undertaken in 2007. The Quebrada Blanca operating team is to be congratulated for an excellent performance in 2006.

The Andacollo Mine had record mine operating earnings of $103 million in 2006 despite some difficulties in meeting its production target due to highly altered ore, which increased the leach cycle time thereby delaying copper recovery. Copper production was 41 million pounds (18,779 tonnes) in 2006. The dump leach facility was completed during 2006 and has, since that time, contributed to copper production. The Andacollo team is to be congratulated for its excellent safety performance, including no lost time accidents for the entire year. The Andacollo Mine is expected to generate sufficient cash flow over the next three years to allow it to internally finance the $336 million of capital required to develop the underlying Hypogene Deposit for production by late 2009. The existing mining operation, using heap leach and SX-EW technology to produce copper cathode, will, at that time, transition to a flotation milling operation producing copper concentrates, containing gold, for sale to smelters.

Aur's financial performance exceeded expectations again in 2006 with record revenues of $738 million, earnings of $294 million and operating cash flow of $505 million. Cash balances at year end were $630 million, or CDN$7.48 per share, an increase of $269 million for the year.

Aur's substantial cash balances and expected continued strong operating cash flows led to a decision to pay a special dividend of CDN$1.00 per share in January 2007 in addition to the regular, semi-annual, CDN$0.05 per share dividend. Dividends declared in 2006 of CDN$1.20 per share totaled $102 million, of which $89 million was paid in January 2007.

Significant progress was made in advancing Aur's growth initiatives in 2006. The Duck Pond Mine construction was essentially completed by year end and production began in January 2007. A decision to develop the large Andacollo Hypogene Deposit for production beginning in late 2009 was made in July. This new mine will be an important copper-gold producer for Aur over its projected 21 year minelife. Exploration activities were successful in acquiring a number of new base metal properties and the search for acquisitions in the Americas and Africa identified opportunities which will be further evaluated in 2007.

Overall, 2006 was an outstanding year for Aur and its shareholders.

Business Strategy

Aur was established in 1981 with the objective of building a large, profitable, Canadian mining company by discovering new ore deposits through exploration, developing them into profitable mines and by reinvesting the free cash flow toward new exploration discoveries and the acquisition of development stage mineral deposits and/or producing mines. This approach to achieving our corporate objective has been successful to date and will be continued as Aur enters the next phase of its development.

The key components of our business plan are to ensure that Aur has sufficient mineral reserves to sustain and increase metal production, with meaningful operating margins, over the long term. In striving to accomplish this, we will maintain two very important investment criteria: firstly, returns on invested capital must be not less than 15%, at reasonable long-term metal prices, and, secondly, the reserve and resource base of our mining projects must, except in exceptional circumstances, be sufficient to support a minelife of at least 10 years to ensure production throughout the metal price cycles. Aur's mix of exploration discoveries, the acquisition and mine construction of undeveloped deposits and the purchase of producing mining operations has provided shareholders with exposure to a balance of mining investments which have allowed Aur to sustain its steady growth over the years.

Aur's business development activities will continue to focus on base metal opportunities with an emphasis on copper deposits containing by-product gold, silver, molybdenum and cobalt. Geographically, the Americas will be our primary area of business given the existing operations and our business experience in those jurisdictions. The acquisition search, expanded in late 2005 to include the copper belt in south-central Africa and an assessment of the opportunities in Eastern Europe, Russia and other CIS countries, is in progress. Our five year, $57 million business development commitment enters its third year in 2007 and we are optimistic that the successes of the past will be repeated in the future. Aur's strong balance sheet and low cost, reliable mining operations will allow us to make new investments in excess of $1.0 billion while maintaining a debt to equity ratio of 1:1.

Aur's Andacollo ownership increase to 90%

considered a low-risk, high-return investment

2007

Management, together with the Board of Directors, has established objectives for 2007 which are designed to optimize profitability, to continue to increase production and mineral reserves and to sustain growth into the future. The key objectives for 2007 are:

- produce 250 million pounds of copper and 56 million pounds of zinc;
- achieve net earnings of $270 million and operating cash flows of $390 million at copper and zinc prices of $2.75 and $1.80 per pound, respectively;
- reach full production in April at the Duck Pond Mine and produce 30 million pounds of copper and 56 million pounds of zinc in concentrates;
- progress the Andacollo Hypogene Mine construction toward production by late 2009;
- operate safely and in full environmental compliance; and
- continue the five year, $57 million exploration and acquisitions program designed to sustain growth and achieve not less than a 15% return on invested capital.

Metal prices are expected to remain strong in 2007 allowing our reliable mining operations to make this year another excellent one for Aur.

Over the past 25 years, Aur has developed into a significant mining company which now has three operating mines and a fourth important new development project which will see operations continue until 2031, as well as the financial strength to continue its track record for production growth and increased shareholder value. This would not have been possible without the support of Aur's employees, contractors, financial partners and our shareholders, past and present. To all of you, I give my sincere appreciation, personally and on behalf of Aur's Board of Directors.

Aur believes that it provides the highest level of disclosure of its business activities and operates with ethical standards expected of public corporations. Full, timely and accurate disclosure of what Aur is doing, why we are doing it and how we expect it to make Aur a better company are fundamental to our operating philosophy. We are proud of our past performance in this area and will continue to maintain our focus on superior corporate governance in the years ahead.

Britt Reid, Aur's Vice-President, Mining Operations – South America returned to Canada in December to pursue new opportunities and on behalf of all of us at Aur, I would like to thank him for his important contribution to our success in Chile. Richard Leclerc, a very experienced mining engineer, has assumed Britt's position with Aur and we all look forward to having him as a member of the Aur team.

I believe that Aur's second 25 years will be at least as exciting and productive as its first. We have the technical skills, the operations, the mineral reserves, the financial resources and the full commitment of our team to provide continued growth and sustained profitability.

James W. Gill
President and Chief Executive Officer

March 15, 2007

Aur – A profitable Canadian-based copper mining company

Management's Discussion & Analysis of Aur's Business Activities

(This management's discussion and analysis of the consolidated financial position and results of operations ("MD&A") should be read in conjunction with the audited financial statements which are prepared in accordance with accounting principles generally accepted in Canada. Information contained within this MD&A is current to March 15, 2007. Aur's reporting currency is the United States dollar and all dollar amounts herein, unless otherwise indicated, are expressed in United States currency.)

STRATEGIC OBJECTIVES

Aur Resources Inc. ("Aur" or the "Company") is a Canadian based, international mining company active in the acquisition, exploration, development and mining of mineral properties. Aur has the Andacollo and Quebrada Blanca producing mining operations in Chile, the Duck Pond mining operation in Canada which commenced production in January 2007, as well as the Andacollo primary copper-gold deposit (the "Andacollo Hypogene Project" in Chile) which is currently under development. Over 90% of Aur's revenue in 2007 is expected to be derived from the production and sale of copper.

Aur is a profitable copper mining company whose goal has been, since its incorporation in 1981, to build a large mining enterprise and create long-term value for its shareholders.

As a mining company, Aur's mineral reserves and resources are critical to its business. At the end of 2006, the Company's copper reserves were approximately 7.5 billion pounds and its measured and indicated copper resources, which include the reserves, were approximately 10.3 billion pounds. The reserves are contained in the producing Andacollo, Quebrada Blanca and Duck Pond Mines and the Andacollo Hypogene Deposit. The measured and indicated resources in excess of the reserves are contained principally in the undeveloped Andacollo Hypogene Deposit and the Quebrada Blanca copper deposit.

Aur's strategic objectives are to continue to expand its activities in the mining business with emphasis on copper, materially increase its annual metal production and increase its profitability, thereby enhancing shareholder value. This will be accomplished by continuing to efficiently operate Aur's existing mining operations, with a focus on minimizing operating costs and optimizing metal production, in order to generate cash flow to be reinvested in new mining assets. The discovery of new mineral deposits for development into mines through exploration activities and the acquisition of development stage deposits and/or operating mines are also important components of Aur's growth strategy with 2007 being the third year of a five-year, $57 million commitment to these business development activities.

In order to achieve acceptable levels of profitability, new mining investments made by Aur must have the capacity to provide a minimum return on invested capital of 15%. A new mining asset acquisition will also generally be expected to have the potential to sustain production for a minimum of 10 years and to materially increase Aur's annual metal production.

Aur will continue to conduct its operating activities with an emphasis on low operating costs and will manage its financial affairs in a manner which will not put shareholders' equity at material risk, recognizing that the metal prices are both cyclical and volatile in nature and comprise the single largest component of risk in Aur's business activities. Safety in the workplace, co-operation with the people in the communities where Aur operates and the highest environmental standards are core values adhered to at Aur.

FINANCIAL OVERVIEW

Mining revenues for the year ended December 31, 2006 were a record $738.3 million compared to $446.9 million in 2005. Aur's net earnings were a record $293.7 million, equal to $3.02 (CDN$3.43) per share for the year, compared to $142.3 million or $1.49 (CDN$1.80) per share in 2005. Cash flow from operating activities was $504.6 million in 2006, compared to $249.8 million in 2005. Aur's consolidated cash position at December 31, 2006 was a record $630.3 million, an increase of 74%, or $269.0 million, from December 31, 2005. Working capital was $435.8 million at December 31, 2006, an increase of $94.1 million from December 31, 2005.

The following table presents a summary of Aur's Consolidated Statements of Operations for 2006 and 2005.

Summary of Consolidated Statements of Operations

$ millions

	2005	2006	Change
Mining revenues	446.9	**738.3**	291.4
Mining expenses	(167.2)	**(173.8)**	(6.6)
Depreciation and amortization	(32.8)	**(31.2)**	1.6
Mine closure and restoration	(3.5)	**(2.3)**	1.2
ENAMI copper price participation	(6.0)	**(32.1)**	(26.1)
Non-controlling interests	(40.7)	**(109.4)**	(68.7)
Operating earnings	196.7	**389.5**	192.8
Business development	(7.4)	**(8.1)**	(0.7)
Administration	(7.2)	**(9.3)**	(2.1)
Interest on long-term debt	(8.4)	**(8.4)**	–
Stock-based compensation	(1.7)	**(2.2)**	(0.5)
Taxes	(40.1)	**(93.4)**	(53.3)
Interest and other	10.4	**25.6**	15.2
Net earnings	142.3	**293.7**	151.4
Basic earnings per share (CDN$)	1.80	**3.43**	1.63

Dividends

Aur paid dividends to its shareholders of $25.5 million equal to CDN$0.30 per share in 2006. Aur also paid dividends of $88.7 million equal to CDN$1.05 per share on January 31, 2007 to shareholders of record on January 9, 2007 comprised of the regular semi-annual dividend of CDN$0.05 per share and a special dividend of CDN$1.00 per share. In 2007 and in subsequent years, Aur expects to declare a semi-annual dividend of CDN$0.05 per share, payable on July 1 of that year and January 1 of the subsequent year, to shareholders of record on June 1 and December 1 of each calendar year. Special dividends, in addition to the regular semi-annual dividend, will be considered at least annually as appropriate.

MINING OPERATIONS – 2006

Production and sales

Copper production from the Andacollo and Quebrada Blanca Mines in 2006 was 223.0 million pounds, compared to 228.6 million pounds in 2005. Aur produced 17.0 million fewer pounds of copper in 2006, compared to 2005, of which 11.4 million pounds was produced from the Louvicourt Mine which closed in July 2005. Mining revenues were $738.3 million in 2006, a $291.4 million increase over the same period in 2005 primarily due to the $1.47 per pound higher realized copper price.

Metal Production [1]

Mine and ownership interest

	2005	2006	Plan 2007
Quebrada Blanca (76.5%)			
Copper	177.0	**181.6**	177.5
Andacollo (63%)			
Copper	51.6	**41.4**	42.5[2]
Duck Pond (100%)			
Copper	–	**–**	29.7
Zinc	–	**–**	56.1
Silver	–	**–**	396.9
Gold	–	**–**	2.9
Louvicourt (30%)			
Copper	11.4	**–**	–
Zinc	8.8	**–**	–
Silver	138.0	**–**	–
Gold	4.5	**–**	–
Total copper	240.0	**223.0**	249.7

[1] *Production is shown on a 100% basis with the exception of Louvicourt, shown as Aur's 30% joint venture interest. Copper and zinc are shown in millions of pounds; gold and silver in thousands of ounces. The Louvicourt Mine ceased operation in July 2005.*

[2] *Aur's ownership interest increased to 90% in January 2007.*

Copper Sales [1]

(millions of pounds)



250
200
150
100
50
Louvicourt
Andacollo
Quebrada Blanca
Duck Pond
83
92
99
250
241
248
236
239
224
248
1998
1999
2000
2001
2002
2003
2004
2005
2006
Plan 2007

[1] *Production and sales figures may differ due to changes in metal inventory levels.*

Mining revenues

The Andacollo and Quebrada Blanca Mines generated $738.3 million of mining revenues for Aur in 2006, compared to $446.9 million in 2005. The $291.4 million increase in mining revenues in 2006 was principally due to the $1.47 per pound higher realized copper price. Copper sales accounted for 100% of Aur's metal revenues in 2006.

Realized Average Commodity Prices and Foreign Exchange Rates

	2005	2006	Plan 2007
Copper ($/lb.)[1]	1.83	**3.30**	2.76
LME average copper ($/lb.)	1.67	**3.05**	2.75
Zinc ($/lb.)	0.63	–	1.80
Silver ($/oz.)	7.34	–	10.00
Gold ($/oz.)	445	–	600
Cdn$/US$	1.21	1.13	1.15
Chilean peso/US$	580	530	550

[1] Includes premiums to LME pricing on copper cathode sales and, for 2005, 2006, and 2007, quotational period metal pricing adjustments.

Calculation of Cash Operating Cost Per Pound of Copper Sold [1][2]

	2005	2006	Plan 2007
	$/lb.	$/lb.	$/lb.
Mining expenses	0.70	**0.78**	1.08
Hedge losses on zinc forward sales	–	–	0.10
By-product credits			
Zinc	(0.02)	–	(0.38)
Silver	–	–	(0.01)
Gold	(0.01)	–	(0.02)
Cash operating costs	0.67	**0.78**	0.77
Copper sold (million lbs.)	239.4	**223.9**	248.4

[1] The mining industry in general utilizes information on unit cost, net of by-product credits, to better understand costs and reporting period fluctuations. There are no industry standardized measures used in calculating unit cash costs and this data is intended only to provide information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

[2] The cash operating costs for the Quebrada Blanca and Andacollo Mines are expected to be $0.86 and $0.83, respectively, and do not benefit from any by-product credits.

Cash Operating Cost [1]

(per pound of copper)



Louvicourt
Duck Pond
Andacollo
Quebrada Blanca
Average
1.00
0.75
0.50
0.25
0.00
1998
1999
2000
2001
2002
2003
2004
2005
2006
Plan 2007

[1] Cash operating cost per pound sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, hedge losses on zinc forward sales and is net of by-product credits, where applicable.

Mining expenses

Minesite cash operating costs were $173.8 million for the year ended December 31, 2006, compared to $167.2 million in 2005. Aur's average cash operating cost per pound of copper sold was $0.78 in 2006, $0.11 per pound higher than in 2005. The higher unit operating costs resulted primarily from 15.5 million fewer pounds sold together with higher energy, reagent and labour costs and the strength of the Chilean peso relative to the United States dollar in 2006, compared to 2005.

Mine operating earnings

Aur's mining operations contributed $564.5 million to operating earnings in 2006, an increase of $284.8 million over 2005, primarily due to higher realized copper prices.

Andacollo Mine

Andacollo produced 41.4 million pounds of LME registered copper cathode during 2006, compared to 51.6 million pounds in 2005. A total of 19.4 million tonnes of rock, of which 3.7 million tonnes was heap leach ore and 3.6 million tonnes was dump leach ore, was mined at a strip ratio of 1.6:1. A total of 18.0 million tonnes of rock, of which 4.1 million tonnes was heap leach ore, was mined at a strip ratio of 3.4:1 in 2005.

Andacollo's revenues of $134.8 million, generated from the sale of 41.4 million pounds of copper for the year 2006, were $39.5 million higher than the revenues of $95.3 million in 2005 as a result of higher realized copper prices. Cash operating costs were $31.8 million, $1.4 million lower than for the same period in 2005. The cash operating costs in 2006 were $0.77 per pound of copper sold, $0.12 per pound higher than in 2005. Cash flow from operating activities was $112.1 million for the year 2006, compared to $65.1 million in 2005. Expenditures on property, plant and equipment were $26.4 million compared to $7.2 million in 2005 and included $19.1 million of development work on the Andacollo Hypogene Deposit, $4.0 million on the dump leach facility, $0.9 million on the heap leach pad expansion and $2.4 million on sustaining capital.

Quebrada Blanca Mine

Quebrada Blanca produced a record 181.6 million pounds of LME registered copper cathode in 2006, compared to 177.0 million pounds in 2005. A total of 34.9 million tonnes of rock, of which 7.4 million tonnes was heap leach ore and 8.0 million tonnes was dump leach ore, was mined at a strip ratio of 1.3:1, compared to 36.6 million tonnes of rock, of which 7.7 million tonnes was heap leach ore and 12.6 million tonnes was dump leach ore, at a strip ratio of 0.8:1 in 2005.

Quebrada Blanca's revenues, generated from the sale of 182.5 million pounds of copper, were $603.5 million for the year 2006, compared

Mine Operating Earnings [1]
($ millions)


600
500
400
300
200
100
Louvicourt
Andacollo
Quebrada Blanca
Duck Pond
21
25
40
63
59
80
190
280
566
490
1998
1999
2000
2001
2002
2003
2004
2005
2006
Plan 2007 (2)

[1] *Mine operating earnings equal mine operating revenues less mine operating expenses.*

[2] *At an LME copper price of $2.75 per pound.*

to $324.4 million generated from the sale of 176.5 million pounds of copper in 2005. The $279.1 million increase in revenues was due to a higher realized copper price and the higher sales volumes. Cash operating costs of $142.0 million were $21.1 million higher than in the same period in 2005. Cash operating costs were $0.78 per pound of copper sold, $0.09 per pound higher than in 2005. Cash flow from operating activities was $408.5 million in 2006, compared to $184.1 million in 2005. Expenditures on property, plant and equipment were $6.8 million, compared to $1.6 million in 2005.

MINE OWNERSHIP, RESERVES AND RESOURCES

At December 31, 2006 Aur owned a 63% interest in the Andacollo Mine, a 76.5% interest in the Quebrada Balanca Mine, a 100% interest in the Duck Pond Mine and a 63% interest in the Andacollo Hypogene Deposit. In January 2007, Aur's ownership interest in the Andacollo Mine and the Andacollo Hypogene Deposit increased from 63% to 90% with the purchase of CMP's 27% interest. The copper reserves contained in these deposits and measured and indicated resources (which include the reserves) totaled approximately 7.5 billion and 10.3 billion pounds of contained copper, respectively, as at December 31, 2006.

Andacollo Mine

In 2006, Aur owned 63% of the issued capital of Compañía Minera Carmen de Andacollo ("CDA"), the private Chilean corporation that owns the Andacollo Mine. The Mine is located near the town of Andacollo, Chile at an elevation of 1,000 metres, approximately 55 kilometres southeast of the city of La Serena. The Andacollo Mine is an open pit mining operation that produces copper cathode using heap and dump leaching together with solvent-extraction electrowinning ("SX-EW") technology. The operating assets of CDA include property leases, operating infrastructure and water rights necessary for the conduct of mining operations. Aur's consolidated financial statements at December 31, 2006 reflect 100% of the assets, liabilities, revenues, expenses and cash flow of CDA, with CMP's 27% interest and ENAMI's 10% interest reflected as non-controlling interests. As CDA's debt obligations were fully repaid in June 2005, Aur, CMP and ENAMI then became entitled to receive 63%, 27% and 10% of all future dividend distributions of CDA, respectively. On January 18, 2007, Aur purchased CMP's 27% interest in CDA for $103 million, thereby increasing Aur's entitlement to future dividends of CDA from 63% to 90% effective January 1, 2007.

The leachable supergene mineral reserves at Andacollo were 11.1 million tonnes at a grade of 0.54% total copper at December 31, 2006. Approximately 2.3 million of the 4.1 million tonnes of ore mined in 2006 were replaced, and 2.6 million tonnes of dump leach ore were added to the reserves, as a result of definition drilling and revisions to the mine plan in 2006. The reserves incorporated in the current mine plan envision copper production continuing until 2009, and will vary from year to year based upon metal prices and as reserves are mined out or added as a result of definition drilling.

The table on page 9 presents the leachable supergene mineral reserves and resources at the Andacollo Mine for the heap leach and dump leach categories as estimated by CDA as at December 31, 2006.

Quebrada Blanca Mine

Aur owns 76.5% of the issued capital of Compañía Minera Quebrada Blanca S.A. ("CMQB"), the private Chilean corporation that owns the Quebrada Blanca Mine. The Mine is located 170 kilometres southeast of the port city of Iquique, in northern Chile, at an elevation of approximately 4,300 metres. The Quebrada Blanca Mine is an open pit mining operation that produces cathode copper using heap and dump leaching together with SX-EW technology. The operating assets of CMQB include property leases, operating infrastructure and water rights necessary for the conduct of mining operations. Aur's consolidated financial statements reflect 100% of the assets, liabilities, revenues, expenses and cash flow of the Quebrada Blanca Mine with Inversiones Mineras S.A.'s ("IMSA") 13.5% interest and ENAMI's 10% interest reflected as non-controlling interests. As CMQB's debt obligations were repaid in June 2005, Aur, IMSA and ENAMI then became entitled to receive 76.5%, 13.5% and 10% of all future dividend distributions of CMQB, respectively. In 2006, Aur received cash payments in the form of dividend distributions totaling $275.1 million.

The mineral reserves at Quebrada Blanca were 205.9 million tonnes at a grade of 0.64% total copper at December 31, 2006. The reserves incorporated in the current mine plan are sufficient to sustain mining operations into 2016 and will vary from year to year based upon metal prices and as ore is mined out or added as a result of definition drilling and/or exploration work.

The table on page 9 presents the leachable mineral reserves and resources at the Quebrada Blanca Mine as estimated by CMQB for the heap leach and dump leach categories as at December 31, 2006.

Andacollo Mine

Supergene Mineral Reserves

	Heap Leach			Dump Leach			Total		
Category	t (000's)	%TCu	%SCu	t (000's)	%TCu	%SCu	t (000's)	%TCu	%SCu
Proven	11,518	0.59	0.49	4,098	0.32	0.27	15,616	0.52	0.43
Probable	5	0.40	0.39	7	0.28	0.26	12	0.33	0.31
Total Reserves	**11,523**	**0.59**	**0.49**	**4,105**	**0.32**	**0.27**	**15,628**	**0.52**	**0.43**

Supergene Mineral Resources (including Mineral Reserves)

	Heap Leach			Dump Leach			Total		
Category	t (000's)	%TCu	%SCu	t (000's)	%TCu	%SCu	t (000's)	%TCu	%SCu
Measured	20,537	0.65	0.58	13,627	0.36	0.27	34,164	0.54	0.46
Indicated	3,013	0.56	0.52	2,050	0.31	0.25	5,063	0.46	0.41
Total Resources	**23,550**	**0.64**	**0.57**	**15,677**	**0.36**	**0.27**	**39,227**	**0.53**	**0.45**
Inferred	3,738	0.58	0.52	3,058	0.34	0.25	6,796	0.47	0.40

Notes:

"t (000's)" means thousands of tonnes; "%TCu" is the percent assayed total copper grade; "%SCu" is the percent soluble copper grade, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; gold ("Au") is expressed in grams per tonne ("g/t"); "m" means metres.

The Andacollo mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under National instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"). The qualified persons responsible for the mineral resource and mineral reserve estimates, respectively, are Twila Griffith, P.Geol., Chief Geologist at the Andacollo Mine; and David J. Libby P.Eng., Executive Vice President, Mining Operations, Aur.

The proven and probable supergene mineral reserves comprise those portions of the measured and indicated resources, respectively, after allowing for mining dilution, that are contained within the currently planned final pit design derived from the April 2006 resource block model and mine plan, adjusted to the December 31, 2006 pit topography.

The supergene mineral resources and reserves were estimated using a copper price of $1.75/lb and cut-off grades of 0.20%SCu for the mineral resources and variable cut-off grades ranging from 0.30 – 0.38%SCu for heap leach and 0.20%SCu for dump leach mineral reserves. Proven reserves include broken stockpiles totaling 4.5 million tonnes grading 0.29%SCu (0.46%TCu) of which 4.0 million tonnes will be processed as heap leach material and 0.5 million tonnes as dump leach material. The reserves do not include 4.9 million tonnes at a grade of 0.64%TCu previously in the reserves as will be processed as part of the Hypogene Deposit mining operation. The measured resources do not include 4.9 million tonnes at 0.57%SCu (0.64%TCu) which will be processed as part of the Andacollo Hypogene Deposit mining operation.

Measured supergene resources are defined by a minimum of 22 drill hole assay composites and a drill hole spacing of 50m, indicated resources are defined by between 3 and 21 drill hole assay composites and a drill hole spacing of approximately 50 x 75 to 100m, and inferred resources by up to 2 drill hole assay composites and a drill hole spacing of over 100m.

Resources that do not qualify as reserves do not have demonstrated economic viability.

A technical report prepared in accordance with NI 43-101 for the Andacollo supergene deposit and the Andacollo Hypogene Deposit, titled "Report for Aur Resources Inc. on Mineral Resource and Mineral Reserve Estimates at Dec. 31, 2005, Carmen de Andacollo Copper Mine, Region IV, Chile" and dated March 24, 2006, has been filed by Aur and may be examined by accessing the SEDAR website at www.sedar.com.

Quebrada Blanca Mine

Mineral Reserves

	Heap Leach			Dump Leach			Total		
Category	t (000's)	%TCu	%SCu	t (000's)	%TCu	%SCu	t (000's)	%TCu	%SCu
Proven	70,695	1.00	0.87	121,546	0.45	0.29	192,241	0.65	0.50
Probable	1,171	0.82	0.67	12,452	0.42	0.26	13,623	0.45	0.30
Total Reserves	**71,866**	**1.00**	**0.87**	**133,998**	**0.45**	**0.29**	**205,864**	**0.64**	**0.49**

Mineral Resources (including Mineral Reserves)

	Heap Leach			Dump Leach			Total		
Category	t (000's)	%TCu	%SCu	t (000's)	%TCu	%SCu	t (000's)	%TCu	%SCu
Measured	79,118	0.99	0.86	182,809	0.45	0.27	261,927	0.61	0.45
Indicated	2,905	0.83	0.67	48,430	0.38	0.24	51,335	0.41	0.26
Total Resources	**82,023**	**0.99**	**0.86**	**231,240**	**0.43**	**0.27**	**313,262**	**0.58**	**0.42**
Inferred	195	0.79	0.62	4,342	0.42	0.25	4,537	0.43	0.26

Notes:

"t(000's)" means thousands of tonnes; "TCu(%)" is the percent assayed total copper grade; "SCu(%)" is the percent assayed soluble copper grade, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; "m" means metres.

The Quebrada Blanca mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for the mineral resource and mineral reserve estimates, respectively, are Neil C. Barr, P.Geo., Chief Geologist at the Quebrada Blanca Mine and David J. Libby, P.Eng., Executive Vice-President, Mining Operations, Aur.

The proven and probable mineral reserves comprise those portions of the measured and indicated resources, respectively, after allowing for mining dilution, that are contained within the currently planned final pit design derived from the QB2007 resource block model and mine plan, adjusted for the December 31, 2006 pit topography.

The mineral reserves and resources were estimated using a copper price of $1.20/lb. and cut-off grades of 0.50%SCu for heap leach reserves and resources. Dump leach reserves and resources were estimated using a cut-off grade of 0.10%SCu. Proven reserves include broken stockpiles. Measured resources are defined by a minimum of 20 drill hole assay composites and a drill hole spacing of approximately 50 x 50 x 70m, indicated resources are defined by between 9 and 19 drill hole assay composites and a drill hole spacing of approximately 70 x 70 x 100m, and inferred resources are defined by between 4 and 8 drill hole assay composites and a drill hole spacing of approximately 100 x 100 x 141m.

Resources that do not qualify as reserves do not have demonstrated economic viability.

A technical report prepared in accordance with NI 43-101 for the Quebrada Blanca Mine dated April 6, 2004 has been filed by Aur and may be examined by accessing the SEDAR website at www.sedar.com.

Duck Pond

The Duck Pond copper-zinc-silver-gold deposit, located in central Newfoundland, Canada, is Aur's newest mining operation. This base metal deposit will be mined from underground at a rate of 1,800 tonnes per day with the ore being trucked up a ramp to be processed in a flotation mill to produce copper and zinc concentrates which will be sold to smelters. Production is expected to be approximately 41 million pounds of copper and 76 million pounds of zinc on a steady state basis. The minelife is 6.3 years based upon the current reserves and is expected to be extended to 8.0 years should the 1.1 million tonnes of inferred resources be upgraded to reserves.

Development of the Duck Pond deposit for production was essentially completed by the end of 2006 and the first concentrates were produced on January 11, 2007. The start-up of production was somewhat behind schedule due to a combination of weather conditions and a variety of concentrator commissioning delays. In 2006, 34,000 tonnes of development ore was mined and stockpiled on surface for processing, the port facility construction was completed, mill construction was essentially completed and other surface infrastructure was readied for production. Mine construction capital expenditures totalled $116 million to the end of 2006 and are expected to total $123 million when commercial production is achieved. Steady state production is expected to be reached in April 2007 and metal production in 2007 is expected to be approximately 30 million pounds of copper, 56 million pounds of zinc, 397,000 ounces of silver and 2,900 ounces of gold contained in 57,448 tonnes of copper and 46,725 tonnes of zinc concentrates. The concentrates have been sold to Xstrata Plc under life of mine sales contracts.

The Duck Pond Mine will contribute meaningful copper and zinc to Aur's metal production for at least the next 6 to 8 years.

The table below presents the mineral reserves and resources at Duck Pond as estimated by Aur as at December 31, 2006.

DEVELOPMENT PROJECT

Andacollo Hypogene Copper-Gold Deposit

Development of the Andacollo Hypogene Deposit for production by late 2009 commenced in the third quarter of 2006 following the formal production decision announced on August 3rd. Basic engineering and design work, geotechnical studies related to mine design and tailings facilities, and environmental permitting progressed as planned. Purchase orders for the SAG and ball mills, with motors, were issued to ensure delivery as required to meet the construction schedule. Mobile mining fleet leases were tendered in late 2006 and completed in January 2007 with first deliveries to be received by mid-2007. Capital development expenditures totaled $19.1 million in 2006.

The Andacollo Hypogene Deposit is expected to commence production in late 2009 and to produce approximately 3.2 billion pounds of copper and 1.0 million ounces of gold, in concentrates, over a 21 year mine life. Pre-production

Duck Pond

Mineral Reserves

	t(000's)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Proven	1,190	3.37	5.27	53.0	0.75
Probable	2,888	3.26	5.85	61.9	0.90
Total Reserves	**4,078**	**3.29**	**5.68**	**59.3**	**0.86**

Mineral Resources (including Reserves)

	t(000's)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Measured	1,029	4.05	6.40	62.3	0.86
Indicated	2,511	4.03	7.40	75.5	1.08
Total Resources	**3,540**	**4.03**	**7.11**	**71.7**	**1.01**
Inferred	1,073	3.04	7.05	71.2	0.81

Notes:

"t(000's)" means thousands of tonnes; "g/t" means grams per tonne; "Cu" means copper; "Zn" means zinc; "Ag" means silver; "Au" means gold.

The Duck Pond reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for direct supervision of the estimates are Petr Pelz, P.Geo., Senior Mine Geologist, Duck Pond Mine, as to the resource block model, resource classification and estimate and Guy Belleau, P.Eng., Mine Manager, Duck Pond Mine, as to the reserve estimate. The proven and probable reserves represent those parts of the measured and indicated resources, respectively, that are economically viable after allowing for internal and external dilution and for extraction losses.

The reserve calculations incorporate a copper price of $0.95/lb., a zinc price of $0.50/lb., a silver price of $5.00/oz., a gold price of $275/oz., an exchange rate of $1.00=CDN$1.47 and net smelter return cut-offs of approximately CDN$42 per tonne for the underground reserves and CDN$30 per tonne for the open pit reserves.

The resources are stated at a 2.5% copper equivalent ("CuEq") cut-off grade for the underground reserves and a 1.83%CuEq for the open pit reserves. The CuEq grades applied to by-product metals are, approximately, 0.35%CuEq for 1% Zn, 0.003%CuEq for 1 g/t Ag and 0.09%CuEq for 1 g/t Au. The resource classification is based on the proximity of drill hole composite samples to block centres as follows: measured resources, up to 10 metres spacing, indicated resources between 10 metres and 30 metres spacing and inferred resources, more than 30 metres spacing.

Resources that do not qualify as reserves do not have demonstrated economic viability.

A technical report prepared in accordance with NI 43-101 for the Duck Pond property dated March 29, 2005 has been filed by Aur and may be examined by accessing the SEDAR website at www.sedar.com.

capital expenditures are expected to total approximately $336 million, of which $194 million is for the processing plant, $51 million for the mine, $30 million for the tailings pond and $61 million for other capital infrastructure.

At steady state production, the Andacollo Hypogene Deposit is expected to produce on average 157 million pounds of copper and 59,000 ounces of gold annually for 21 years. The mine will benefit from higher-grade ore in the first 10 years of production resulting in average production of 178 million pounds of copper and 66,000 ounces of gold annually during this period. The average cost per pound of copper sold, net of average gold credits at $510 per ounce, will be $0.82 life of mine, and $0.75 over the first 10 years of production.

The Andacollo Hypogene Deposit is a low capital cost project, with a very low construction and operating risk, which will add significantly to Aur's metal production and profitability in the years ahead.

The following table presents the Andacollo Hypogene Deposit mineral reserves and resources as estimated by CDA as at December 31, 2006.

BUSINESS DEVELOPMENT – EXPLORATION AND ACQUISITIONS

Aur's key strategic objectives include discovering new mineral deposits for development into mines through its exploration activities and the acquisition of deposits at the development stage and of operating mines, which are necessary to replace and increase Aur's mineral reserves and resource base. A five year, $57 million commitment to these growth initiatives has been made and 2007 will be the third year of this program.

Aur's expenditures on its exploration projects and the identification and evaluation of new exploration properties were $5.7 million in 2006. Drilling on the El Dorado gold-silver property in southern Argentina encountered quartz veins and hydrothermal breccias carrying isolated occurrences of gold-silver mineralization. The Macuchi volcanogenic massive sulphide ("VMS") property in Ecuador from which 435,000 tonnes of ore grading 11.5 grams of gold per tonne and 4.7% copper was mined during the 1940's was acquired, and the Coyote porphyry copper property located in central Chile was advanced to the drilling stage in 2006.

Aur's acquisitions program was expanded in 2006 to include, in addition to the Americas, Africa, CIS countries, including Russia and Eastern Europe. An office was established in London, England in late 2005 to optimize this expanded geographic search. The acquisitions program has the objective of identifying, and then acquiring, mining assets which will materially increase Aur's annual metal production for at least 10 years and provide an internal rate of return on invested capital of at least 15%. A number of assets of interest to Aur were identified in 2006, which will be further evaluated in 2007. Expenditures on the acquisitions search program were $2.4 million in 2006.

Andacollo Hypogene Copper-Gold Deposit

Mineral Reserves

	t (000's)	%TCu	Au (g/t)
Proven	201,858	0.44	0.14
Probable	232,382	0.35	0.12
Total Reserves	**434,240**	**0.39**	**0.13**

Mineral Resources (including Mineral Reserves)

	t (000's)	%TCu	Au (g/t)
Measured	206,614	0.43	0.15
Indicated	609,602	0.31	0.11
Total Resources	**816,216**	**0.34**	**0.12**
Inferred	578,707	0.26	0.09

Notes:

"t (000's)" means thousands of tonnes; %TCu is the percent assayed total copper grade; "m" means metres; Au is expressed in grams per tonne ("g/t").

The mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for the mineral resource and mineral reserve estimates, respectively, are Twila Griffith, P.Geol., Chief Geologist at the Andacollo Mine and David J. Libby, P.Eng., Executive Vice-President, Mining Operations, Aur.

The proven and probable hypogene mineral reserves comprise those portions of the measured & indicated resources, respectively, after allowing for mining dilution in the current mine plan, and are derived from the March 2006 mineral resource block model and mine plan contained within the Andacollo Feasibility Study, adjusted to the existing Andacollo supergene mine final pit topography.

The hypogene mineral resources and reserves were estimated using a copper price of $1.20/lb., a gold price of $400/oz. and cut-off grades of 0.20%TCu for the mineral resources and variable cut-off grades ranging from 0.22%TCu to 0.32%TCu for the mineral reserves. Proven reserves include broken stockpiles totaling 5.2 million tonnes grading 0.51%TCu and 4.9 million tonnes at a grade of 0.64%TCu which had previously been included in the supergene reserves.

Measured hypogene resources are defined by a minimum of 2 drill holes and a drill hole spacing of 75m, indicated resources are defined by a minimum of 2 drill holes and a drill hole spacing of approximately 100m and inferred resources, by a maximum of 1 drill hole and a drill hole spacing of over 100m.

Resources that do not qualify as reserves do not have demonstrated economic viability.

A technical report prepared in accordance with NI 43-101 for the Andacollo Hypogene Deposit and the Andacollo Feasibility Study dated July 12, 2006 has been filed by Aur and may be examined by accessing the SEDAR website at www.sedar.com.

ADDITIONAL FINANCIAL ITEMS

Administration

Administration expenses were $9.3 million in 2006, compared to $7.2 million in 2005. Expenditures were higher due to the increased level of business activity and additions to senior management staff during the year.

Depreciation and amortization

Depreciation and amortization expenses were $31.2 million in 2006, compared to $32.8 million in 2005, the reduction being primarily due to the increased supergene reserves at the Andacollo Mine and fewer pounds of copper cathode produced in 2006 than in 2005.

Mine closure and site restoration

Non-cash mine closure and site restoration expenses for the Andacollo and Quebrada Blanca Mines were $2.3 million in 2006, compared to $3.5 million in 2005. These expenses were lower in 2006, primarily as a result of no additional costs being accrued for Louvicourt which closed in July 2005.

Interest on long-term debt

Interest expense on Aur's $125 million senior notes debt was $8.4 million in both 2006 and 2005.

Stock-based compensation

Stock-based compensation expense was $2.2 million in 2006, compared to $1.7 million in 2005.

Interest and other (revenues) expenses

The net amount of interest and other expenses and revenues was positive $25.6 million in 2006, compared to a positive $10.4 million in 2005, due to higher average cash balances earning interest at a higher average interest rate. The significant components of these expenses (revenues) are set out in the following table.

Interest and Other (Revenues) Expenses
$ thousands

	2005	2006	Change
Interest on obligation under capital leases	547	**446**	101
Interest, management fees and other income	(9,525)	**(27,167)**	17,642
Interest and other financing costs	675	**131**	544
Foreign exchange	147	**399**	(252)
Gain on sale of marketable securities	(1,864)	**-**	(1,864)
Gain on disposal of property, plant and equipment	(684)	**9**	(693)
Miscellaneous	328	**532**	(204)
	(10,376)	**(25,630)**	15,274

Copper price participations

ENAMI - CMQB

ENAMI is entitled to receive a per pound price participation in copper sales from the Quebrada Blanca Mine equal to 10% of the amount by which the average realized sales price per pound of copper, less transportation and certain related costs, sold by the Mine in any calendar year exceeds a specified inflation adjusted indexed price for such year. The average realized copper price for 2006 exceeded the inflation adjusted copper price for the year. Accordingly, a $32.1 million liability to ENAMI has been accrued at December 31, 2006, representing the 2006 obligation with a corresponding increase in the line item entitled "ENAMI copper price participation" on the Consolidated Statements of Operations. The total liability to ENAMI for 2006 will be determined in March 2007 by which time the realized copper price for 2006 will be known due to the M+2 quotation period applicable to the majority of the Quebrada Blanca production.

Aur's Business Development Expenditures by Geographic Region


North and Central America
South America
Asia, Europe and Africa
Unallocated
Plan
2007
16%
50%
8%
26%
Total expenditures: $11.0 million
2006
7%
41%
52%
Total expenditures: $8.1 million
2005
7%
37%
56%
Total expenditures: $7.4 million

A copper price participation expense related to the Quebrada Blanca Mine and payable to ENAMI, of $32.1 million was accrued in 2006, compared to $6.0 million, in 2005 as a result of higher realized copper prices. The final $13.2 million copper price participation expense, payable in 2008, will be accrued in 2007.

ENAMI – CDA

ENAMI is entitled to receive from dividends declared by CDA, in the event the average sales price per pound of copper sold by CDA in any calendar year exceeds certain United States inflation-adjusted threshold prices for such year, a payment based on a sliding scale percentage of the total dividends paid by CDA in respect of such year. As at December 31, 2006, the inflation adjusted copper prices to be utilized for purposes of the foregoing and the percentage of dividends paid that ENAMI is entitled to receive as an additional payment were, respectively, as follows: $1.47 to $1.58 per pound, 1%; $1.59 to $1.72 per pound, 2%; $1.73 to $1.85 per pound, 3%; $1.86 to $1.99 per pound, 4%; $2.00 or greater per pound, 5%.

CDA has determined that no dividends will be declared in 2007, 2008 and 2009 as cash balances will be retained for the purposes of funding a portion of the capital expenditures to develop the Andacollo Hypogene Deposit which is scheduled to begin production by late 2009 and therefore no copper price participation will be payable in those years.

Teck Cominco – Aur

Teck Cominco is entitled to a copper price participation of $2.5 million quarterly beginning in 2007 to a maximum of $10 million on or before December 31, 2012 if the United States inflation adjusted copper prices exceeds a threshold amount, which was $1.30 per pound at December 31, 2006.

Aur paid Teck Cominco $10 million on January 7, 2005 for 2004, $10 million on January 6, 2006 for 2005 and accrued a further $10 million liability for 2006 at December 31, 2006 as the copper price exceeded the threshold amount in those years. Aur's property, plant and equipment assets at Quebrada Blanca are increased by these accruals with amortization commencing once payment to Teck Cominco is made. On January 10, 2007, the $10 million payment for 2006 was made. A further $7.5 million will be paid in 2007 and the final $2.5 million payment will be made in January 2008.

Provision for income and resource taxes

Provision for taxes was $93.4 million in 2006, compared to $40.1 million, in 2005. The higher tax expense in 2006 was a result of higher earnings.

Non-controlling interests

Non-controlling interests expense, related to the interests of Aur's partners in CMQB and CDA, was $109.4 million in 2006 compared to $40.7 million in 2005. Dividends of $84.5 million were paid to non-controlling interests in CMQB in 2006 compared to $32.7 million in 2005.

Aur is entitled to receive 76.5% and 90% of CMQB and CDA's future cash distributions, respectively. As at December 31, 2006, the entitlement of the non-controlling interests to cash distributions was $7.5 million compared to $39.6 million at the end of 2005, all related to CMQB in both years.

FINANCIAL POSITION

Cash and other liquid resources

At December 31, 2006, Aur had cash resources of $630.3 million held in interest-bearing term deposits. Management considers a conservative investment strategy with respect to Aur's cash resources to be appropriate, particularly given the level of risk inherent in the mining business. Aur's cash balance increased by $269.0 million during the year as cash flow from operating activities was a record high $504.6 million in 2006. Aur had working capital at year end of $435.8 million, an increase of $94.1 million from 2005, primarily as a result of the increase in cash balances offset in part by accrued dividends payable of $89 million, $42 million of copper price participations and the $31 million of senior notes payable in March 2007.

Receivables at the end of 2006 were $9.9 million higher than in 2005 at $21.7 million, primarily due to the increase in copper cathode sales settlements receivables and a $4.5 million increase in recoverable VAT taxes.

Inventories and prepaid expenses increased $13.5 million in 2006 to $76.4 million. In-process copper inventories increased $8.3 million to $52.1 million, primarily due to highly altered ore at CDA which increased the leach cycle time, thereby delaying copper recovery. Mine supplies increased by $3.6 million, while prepaid expenses also increased by $3.6 million from the end of 2005, primarily due to higher prepaids and deposits at Duck Pond which was under development in 2006.

The long-term copper inventory of $18.7 million represents the recoverable copper contained in the base of the leach pads at Quebrada Blanca which will not be processed until near the end of the mine life.

Accounts payable and accrued liabilities increased $33.2 million to $64.0 million at December 31, 2006, compared to 2005, as a result of increased development work activity at Duck Pond and the Andacollo Hypogene Deposit.

Taxes payable increased $29.6 million to $54.0 million, as a result of higher earnings in 2006.

Debt and net debt

On March 10, 2003, Aur issued $125 million of senior notes, repayable in four equal annual installments of $31.25 million commencing in March 2007. The net proceeds were used primarily to repay Aur's existing bank loan at that time. Financing costs of $1.7 million associated with the senior notes were deferred and included in other assets and are being amortized over the life of the senior notes.

Aur's cash balances of $630.3 million exceeded the senior notes debt of $125.0 million plus $13.4 million of capital lease obligations by $491.9 million at December 31, 2006 and Aur, therefore, had no net debt at year end.

On January 25, 2007, Aur entered into a four year $150 million revolving credit facility (the "Facility") with the Canadian Imperial Bank of Commerce for general corporate purposes. Advances under the Facility are secured by cash collateral provided by one of Aur's wholly owned Chilean subsidiaries. The purpose of the Facility was to provide financial flexibility to Aur prior to the Duck Pond Mine generating cash flow. On January 26, 2007, $90 million of the Facility was drawn down to fund the dividend of CDN$1.05 per share paid to Aur shareholders on January 31, 2007. On March 5, 2007, a further $35 million was drawn down to fund the $31.25 million principal repayment of the senior notes plus $4.2 million of related interest.

Property, plant and equipment

Overview

Investments in property, plant and equipment totaled $127.0 million in 2006, compared to $47.9 million in 2005. These investments included $85.1 million invested at Duck Pond, $26.4 million invested at Andacollo and $6.8 million invested at Quebrada Blanca. Investments in property, plant and equipment also included $10.0 million in both 2006 and 2005 for the copper price participations paid to Teck Cominco for the 2005 and 2004 years.

Debt[(1)] and Net Equity
($ millions)


Plan 2007
94
125
7
919
Senior Notes
Loan Facility
Other Debt
Equity
2006
125
9
647
2005
125
6
441

[(1)] Debt includes the Senior Notes, the Loan Facility, and long-term capital lease obligations; equity is shareholders' equity.

Recoverable value of property, plant and equipment

A review of the future cash flows expected to be generated from the mineral reserves at Aur's mining operations confirmed they exceeded the carrying value of Aur's mining assets.

Shareholders' equity

During 2006, 1,853,222 common shares were issued upon the exercise of stock options for total proceeds of $11.0 million, compared to 1,904,850 common shares and $5.4 million, respectively, in 2005. Aur had stock options to purchase 1,693,000 common shares outstanding at December 31, 2006, which represents 1.7% of Aur's issued common shares.

As at December 31, 2006 and March 15, 2007, Aur had 98,159,318 and 98,690,094 shares outstanding, respectively.

QUARTERLY REVIEW

Aur's revenues are principally derived from the sale of copper and other metals from its producing mining operations. Production, as copper cathode and/or copper, zinc, silver and gold contained in concentrates, has been consistent and reliable on a mine by mine basis subject to variations related to mine production scheduling on a quarter by quarter basis. Seasonal weather conditions generally result in higher copper production during the fourth quarter of any given year at the Quebrada Blanca and Andacollo Mines due to warmer temperatures and less rainfall. Revenues are also impacted by the timing of actual copper cathode sales, which often differ by short periods from the time of metal production. The most material impact on quarterly revenues is the fluctuation in the copper price.

Net earnings have been consistent with the metal production at Aur's mining operations with quarterly fluctuations in mining expenses due to the production scheduling, seasonal weather conditions and the timing of metal sales. Mining expenses have risen by $0.11 per pound of copper sold during 2006 as a result of the strong global demand for energy and materials, increasing labour costs and the increase in the Chilean peso relative to the United States dollar. These higher costs are expected to continue while metal demand remains strong. The copper price had the most significant impact on the higher net earnings in 2006.

The closure of the Louvicourt Mine, in July 2005, resulted in the elimination of Aur's zinc, silver and gold revenues and negatively impacted Aur's total metal production beginning in the second half of 2005. Aur did not have zinc, silver or gold revenues in 2006; however, by the second quarter of 2007 revenues from these metals is expected to resume as the Duck Pond Mine will reach commercial production.

Aur does not anticipate material changes in steady state mine by mine production and quarterly fluctuations in revenue and net earnings going forward for its existing operations, except to the extent that metal prices, which are traditionally volatile, change significantly.

The table on page 16 presents a summary of the fluctuations in Aur's quarterly metal sales, mining revenues, expenses and net earnings for 2006 and 2005.

2007 OUTLOOK

In developing this 2007 outlook, Aur has used an LME copper price of $2.75 per pound and a zinc price of $1.80 per pound.

Overview

Copper production from the Andacollo, Quebrada Blanca and Duck Pond Mines is expected to total 250 million pounds in 2007, of which Aur's share will be 204 million pounds. The Duck Pond Mine is also scheduled to produce 56 million pounds of zinc plus by-product silver and gold. Aur's share of copper production is expected to increase by 39 million pounds (23%) over 2006 due to the increase in ownership of the Andacollo Mine from 63% to 90% effective January 1, 2007 and the start of production at the Duck Pond Mine.

Mining revenues from the sale of 248 million pounds of copper and 53 million pounds of zinc, together with silver and gold, is forecast to be approximately $786 million. Zinc forward sales commitments will reduce operating revenues by $27 million to $759 million at the forecast zinc price.

Operating earnings, after $269 million of mine operating costs, $64 million of depreciation and amortization, $3 million of mine closure and site restoration costs, $13 million of copper price participation amounts due to ENAMI and $64 million of non-controlling interests expenses are expected to be $346 million. Other expenses forecasted include $11 million for business development, $11 million for administration, $13 million for interest costs on long-term debt, $74 million for taxes and positive $21 million for other revenues and expenses due principally to $24 million of interest income.

Cash flow from operating activities is projected to be approximately $341 million. Cash expenditures associated with financing activities are expected to total $98 million and are comprised of $125 million of inflows from the drawdown of Aur's loan facility and outflows of $223 million including $93 million for dividends to Aur shareholders, $31 million for senior notes principal repayments, $32 million for 2006 copper price participations to ENAMI, $12 million for capital leases and $55 million for dividends to minority shareholders of Quebrada Blanca. Cash expenditures on investing activities are expected to total $237 million in 2007, comprised of $103 million for the purchase of CMP's 27% interest in the Andacollo Mine completed on January 18, 2007, $84 million on the development of the Andacollo Hypogene Deposit, $22 million at Duck Pond, $15 million at the Quebrada Blanca and Andacollo Mines and $18 million to Teck Cominco for copper price participations, being $10 million for 2006 and $7.5 million for 2007. Aur's cash balances at December 31, 2007 are forecast to be $637 million.

Sensitivity

Aur's financial results are sensitive to changes in the copper prices.

The table below shows the effect of copper price changes on projected earnings, cash flow and the year end cash balance.

Andacollo Mine

In 2007, the Andacollo Mine is scheduled to produce 42.5 million pounds of LME registered Grade A quality copper cathode. A total of 3.4 million tonnes of heap leach ore at a grade of 0.64% copper will be mined and stacked on the leach pads, 1.6 million tonnes of dump leach ore will be mined and added to the dump leach pads at a grade of 0.32% copper and 21.1 million tonnes of waste will also be mined, resulting in a strip ratio of 4.0:1. Cash operating costs, including transportation and marketing costs, but excluding depreciation and amortization and mine closure and site restoration costs, are budgeted to be $0.83 per pound of copper sold in 2007. Expenditures on property, plant and equipment are expected to be $3.0 million, primarily on sustaining capital. Andacollo's contributions to Aur's net earnings and cash flow from operating activities in 2007 are budgeted to be $46.7 million and $55.0 million, respectively. Approximately 75% of Andacollo's scheduled copper production in 2007 is committed to be sold to a metals trading entity at the average LME cash settlement price for copper for the second month subsequent to the month of sale plus a premium of approximately $0.04 per pound sold, with the balance to be sold on a spot basis.

Estimated Effect of a $0.50/lb. Change in the Price of Copper

	$2.25/lb ($millions)	**$2.75/lb ($millions)**	$3.25/lb ($millions)
Statement of operations			
Operating revenues	635.0	**759.2**	883.4
Expenses before taxes	363.0	**363.0**	363.0
Earnings before taxes	272.0	**396.2**	520.4
Taxes	(52.0)	**(74.2)**	(96.4)
Earnings before non-controlling interests	220.0	**322.0**	424.0
Non-controlling interests	(40.8)	**(63.8)**	(86.8)
Net earnings	179.2	**258.2**	337.2
Basic earnings per share	1.82	**2.62**	3.43
Cash flow from operating activities			
Andacollo	34.9	**55.0**	76.3
Quebrada Blanca	170.8	**253.6**	336.4
Duck Pond	34.8	**48.1**	60.4
Corporate	(19.8)	**(15.4)**	(11.0)
Total	220.7	**341.3**	462.1
Cash balance	536.7	**636.7**	736.7

QUARTERLY REVIEW

(in thousands of US$ except where otherwise noted)

2006	Q1	Q2	Q3	Q4	Total
Sales					
Copper (million lbs.)	53.8	54.0	55.4	60.7	223.9
Realized copper price ($/lb.)	2.51	4.06	3.65	2.99	3.30
LME average copper price ($/lb.)	2.24	3.27	3.48	3.21	3.05
Cash operating cost ($/lb.)	0.73	0.74	0.81	0.82	0.78
Mining revenues	135,104	219,442	202,346	181,390	738,282
Expenses					
Mining expenses	39,203	40,017	44,740	49,826	173,786
Other expenses	14,913	20,204	15,502	17,358	67,977
	54,116	60,221	60,242	67,184	241,763
Income and resource taxes	(15,728)	(30,870)	(27,386)	(19,394)	(93,378)
Non-controlling interests	(18,505)	(34,447)	(30,146)	(26,325)	(109,423)
Net earnings	46,755	93,904	84,572	68,487	293,718
Basic earnings ($) per share	0.48	0.97	0.87	0.70	3.02
Diluted earnings ($) per share	0.48	0.96	0.86	0.70	3.00

2005	Q1	Q2	Q3	Q4	Total
Sales					
Copper (million lbs.)	57.4	64.3	57.1	60.6	239.4
Zinc (million lbs.)	3.8	4.2	0.8	–	8.8
Silver (thousand oz.)	52.0	75.0	11.0	–	138.0
Gold (thousand oz.)	2.1	2.1	0.3	–	4.5
Realized copper price ($/lb.)	1.62	1.64	1.88	2.19	1.83
LME average copper price ($/lb.)	1.48	1.54	1.70	1.95	1.67
Cash operating cost ($/lb.)	0.60	0.65	0.71	0.71	0.67
	$	$	$	$	$
Mining revenues	96,513	109,636	108,097	132,699	446,945
Expenses					
Mining expenses	37,974	45,381	41,025	42,851	167,230
Other expenses	12,283	13,473	14,791	11,074	56,622
	50,257	58,854	55,816	53,925	223,852
	46,256	50,782	52,281	78,774	223,093
Income and resource taxes	(7,332)	(8,628)	(9,110)	(15,042)	(40,112)
Non-controlling interests	(5,664)	(5,668)	(12,153)	(17,219)	(40,704)
Net earnings	33,260	36,486	31,018	46,513	142,277
Basic earnings ($) per share	0.35	0.38	0.32	0.44	1.49
Diluted earnings ($) per share	0.35	0.38	0.32	0.43	1.48

Quebrada Blanca Mine

In 2007, the Quebrada Blanca Mine is scheduled to produce 177.5 million pounds of LME registered Grade A quality cathode copper. A total of 7.9 million tonnes of heap leach ore at a grade of 1.27% copper will be mined and stacked on the leach pads, 7.7 million tonnes of dump leach ore will be mined and added to the dump leach pads at a grade of 0.54% copper and 24.5 million tonnes of waste will also be mined, resulting in a strip ratio of 1.57:1. Cash operating costs, including transportation and marketing, but excluding depreciation and amortization and mine closure and site restoration costs, are budgeted at $0.86 per pound of copper sold in 2007. Expenditures on property, plant and equipment are expected to be $13.6 million in 2007. Quebrada Blanca's contributions to Aur's net earnings and cash flow from operating activities in 2007 are expected to be $179.4 million and $253.6 million, respectively. Approximately 7.5% of Quebrada Blanca's scheduled copper production in 2007 is committed to be sold to a trading entity at the average LME cash settlement price for copper for the second month subsequent to the month of sale plus a premium of approximately $0.04 per pound sold, with the balance to be sold on a spot basis.

Duck Pond Mine

The Duck Pond Mine began production on January 11, 2007. Commercial production, is expected to be achieved by the second quarter of 2007 and full production at the rate of 1,800 tonnes of ore per day in April. In 2007, Duck Pond is expected to produce approximately 30 million pounds of copper and 56 million pounds of zinc, together with 400,000 ounces of silver and 3,000 ounces of gold, contained in copper and zinc concentrates. Operating cash flow from the sale of concentrates containing 28 million pounds of copper and 53 million pounds of zinc, together with silver and gold credits, is expected to be $75 million before accounting for $27 million to be paid to settle the zinc forward sales contracts, and $22 million of capital development expenditures. The cash operating costs per pound of copper sold, net of zinc, silver and gold credits, after providing for the zinc forward sales settlement is expected to be $0.15 per pound.

In 2007, drilling will be carried out to upgrade the 1.1 million tonnes of inferred resources to measured and indicated resources and several exploration targets will be drill tested in an effort to identify new resources which could extend the minelife at Duck Pond.

Andacollo Hypogene Deposit

Development of the Andacollo Hypogene Deposit for production in late 2009 will be very active with capital of $84 million to be spent in 2007. Engineering, procurement and geotechnical work related to the concentrator, the tailings facility and related infrastructure will be carried out at a cost of $59 million. Mine design, excavation work for the crushing plant, pre-stripping and mobile equipment lease payments totaling $17 million, as well as environmental, electrical power and water, information technology services and manpower training expenditures at a cost of $8 million, will also be incurred during the year.

Business development

Business development has allocated $8.0 million for exploration and $3.0 million to identify acquisition opportunities for advanced stage projects in 2007. Exploration programs will include drilling on the La Verde and La Bacoca copper properties in Mexico, the Macuchi copper-gold property in Ecuador, El-Dorado-Monserrat precious metal project in Argentina and the Coyote copper property in Chile. The search for new base and precious metal exploration prospects for acquisition in Mexico and in Central and South America will continue as will monitoring the progress of significant exploration plays in Canada and the United States. The evaluation of development stage projects and producing mines for acquisition will focus on the Cordillera Region of the Americas, and opportunities in the African Copperbelt, Russia, other CIS countries and Eastern Europe.

Administration

Administration expense is expected to be $11 million in 2007.

Interest on long-term debt

Interest on long-term debt, including the senior notes and the loan facility, is expected to be $12.8 million in 2007 as $125 million will have been drawn on the Facility by March 2007.

Depreciation and amortization

Depreciation and amortization expenses are expected to be approximately $64 million in 2007.

Mine closure and site restoration

Mine closure and site restoration expenses are forecast at $3 million in 2007.

Stock-based compensation

Stock-based compensation expense, based upon stock options granted in 2003 – 2006, is expected to be $1.7 million. Stock-based compensation expense will increase to the extent that additional stock options are granted in 2007.

Other revenues and expenses

Aur anticipates that other revenues and expenses will be a positive $23.0 million in 2007, of which $24.4 million is expected as interest income and $1.8 million for management fees, offset by $2.0 million of exploration and drilling expenses incurred on the Quebrada Blanca Hypogene Deposit.

Provision for income and resource taxes

Aur should have sufficient Canadian income tax pools to offset cash taxes otherwise payable on taxable income generated from the Duck Pond Mine. Aur will incur Newfoundland mining duties at a rate of approximately 19% on Duck Pond's mining revenues less mining expenses. CMQB and CDA are subject to cash taxes at a rate of 17% of their net earnings. In addition, effective January 1, 2006, a specific mining tax is applicable in Chile, the rate for which is determined based on annual copper production. Based on CMQB's and CDA's planned copper production, the net effective tax rate for the specific mining tax in 2007 is expected to be 4.0% and 0.3%, of mine operating earnings, respectively. Cash income taxes are expected to total approximately $74.2 million on a consolidated basis in 2007.

Any dividends declared by CDA or CMQB and subsequently repatriated by Aur from Chile will be subject to an 18% withholding tax. Aur does not anticipate repatriating any dividends received from CDA or CMQB in 2007.

Non-controlling interests

Non-controlling interests expenses, representing the interests of the minority shareholders of CDA and CMQB are projected to total $63.8 million for 2007. The decrease from $109.4 million in 2006 is the result of lower expected earnings in 2007 and the increase in Aur's interest in CDA from 63% to 90% arising from the purchase by Aur of CMP's 27% interest.

Liquidity

Cash resources

At a copper price of $2.75 per pound, Aur's cash resources and working capital are expected to increase to approximately $637 million and $625 million, respectively, by December 31, 2007. Aur's primary sources of cash flow in 2007 will be from the Andacollo, Quebrada Blanca and Duck Pond Mines, which are expected to generate $357 million of cash flow from operating activities. Cash expenditures associated with financing activities are expected to total $98 million and are comprised of $125 million of inflows from the drawdown of Aur's loan facility and outflows of $223 million including $93 million for dividends to Aur shareholders, $31 million for senior notes principal repayments, $32 million for 2006 copper price participations to ENAMI, $12 million for capital leases and $55 million for dividends to minority shareholders of CMQB. Cash expenditures on investing activities are expected to total $237 million in 2007, comprised of $103 million for the purchase of CMP's 27% interest in CDA completed on January 18, 2007, $84 million on the development of the Andacollo Hypogene Deposit, $22 million at Duck Pond, $15 million at the Quebrada Blanca and Andacollo Mines and $18 million to Teck Cominco for copper price participations, being $10 million for 2006 and $7.5 million for 2007. Aur's cash balance at December 31, 2007 is forecast to be $637 million. A $0.50 change in the price of copper from $2.75 per pound in 2007 will change Aur's year end cash balances by approximately $100.0 million.

Dividends

Dividends of CDN$1.10 per share, totaling approximately $93 million, are scheduled to be paid in 2007. These dividends are comprised of a CDN$1.00 per share special dividend plus the CDN$0.05 per share regular dividend, paid on January 31, 2007, and the regular dividend of CDN$0.05 per share to be paid in July 2007.

Receivables

The majority of Aur's accounts receivable are metal settlements receivable. The metal settlements receivable balance at December 31, 2007 is expected to be approximately $28 million, $6 million higher than at the end of 2006 due primarily to concentrate sales settlement receivables from the Duck Pond Mine.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are expected to be $26 million in 2007 compared to $64 million in 2006.

Taxes payable

Taxes payable are expected to be $34 million, compared to $54 million in 2006.

Non-controlling interests

Non-controlling interests are expected to decrease from $64.6 million at December 31, 2006 to $31 million at December 31, 2007, after the payment of $55 million in dividends to non-controlling interests in CMQB in 2007.

Foreign exchange

Amounts for which a transaction is denominated in a local currency have been translated into US dollars. Revenues from the sale of metals and the majority of Aur's operating costs are denominated in US dollars. Certain operating costs at the Andacollo and Quebrada Blanca Mines are denominated in Chilean pesos. Capital development costs and operating costs at Duck Pond Mine are denominated in Canadian dollars.

Aur has financial exposure to foreign exchange fluctuations in the Chilean peso and the Canadian dollar relative to the US dollar. Aur has incorporated a 550 Chilean peso and a $0.87 Canadian dollar average exchange rate in its 2007 operating plan. A 100 peso change in the value of the Chilean peso relative to the US dollar impacts mining expenses in Chile and, therefore, net earnings and cash flow to Aur, on an annualized basis, by approximately $3.6 million and $6.0 million, respectively. Included in mine closure and site restoration liability is $14.7 million of accrued severance for employees of the Andacollo and Quebrada Blanca Mines, the underlying measurement currency for which is the Chilean peso. The Chilean peso at December 31, 2006 was 534 per US dollar. A 100 peso change in the value of the Chilean peso relative to the US dollar impacts the accrued severance costs by a non-cash foreign exchange translation adjustment of $2.7 million. A $0.10 change in the value of the US dollar relative to the Canadian dollar will impact net earnings and cash flow by $12.8 million and $26.0 million, respectively. The $26.0 million change in cash flow is primarily comprised of $9.4 million for Duck Pond operating costs, $2.5 million for Duck Pond capital costs and $10.7 million for dividends to Aur Shareholders.

The table below presents Aur's contractual obligations as at December 31, 2006.

Quebrada Blanca copper price participations and sales commitments

Aur's contractual obligations with regards to Quebrada Blanca copper price participations are discussed in the Financial Position section of this MD&A.

A sales agreement has been entered into with one metals trading entity under which an aggregate of 500 tonnes per month of copper cathode to be produced by the Quebrada Blanca Mine in 2007 has been sold at prices based on the average LME cash settlement price for two months subsequent to the month of sale, plus a weighted average premium of approximately $0.04 per pound of copper sold. The remaining CMQB copper cathode production in 2007 will be sold on the spot market unless longer term sales agreements are entered into during the year.

Andacollo copper price participations and sales commitments

Aur's contractual obligations with regards to CDA copper price participations are discussed in the Financial Position section of this MD&A.

A sales agreement has been entered into with one metal trading entity, whereunder 1,200 tonnes per month of copper cathode to be produced by the Andacollo Mine in 2007, has been sold at prices based on the average LME cash settlement price for the two months subsequent to the month of sale, plus a premium of approximately $0.04 per pound of copper sold. The remaining Andacollo copper cathode production in 2007 will be sold on the spot market.

Contingency

In 2003, the Chilean Internal Revenue Service (the "IRS") issued to CMQB a notice of reassessment in respect of the deduction of certain components of guarantee fees owed to Aur and claimed as expenses by CMQB. The IRS assessed CMQB with taxes, as of November 11, 2003, of $2.9 million, including interest, penalties and inflation adjustment to such date, together with a reduction of CMQB's tax loss carry forwards in the amount of $20.2 million. CMQB contested such reassessment and, in August 2005, the Iquique Tax Court rendered a judgment confirming the IRS reassessment. CMQB appealed such judgment to the Court of Appeals of Iquique and, in October, 2006, the Court of Appeals annulled such judgment. As a result, CMQB's contestation of the original IRS reassessment has been returned to the Iquique Tax Court for rehearing. It is the opinion of management and CMQB's legal counsel that CMQB's income tax filings with respect to the guarantee fees are reasonable and that the payment of the guarantee fees should not attract withholding taxes. Should the IRS ultimately be successful in its reassessment, Aur would record a pre-tax charge to earnings equal to its proportionate share of the amount of the reassessment, plus interest, penalties and inflation adjustment to the date of final judgment. At this time, the outcome of this judicial procedure cannot be determined and, accordingly, the loss, if any, has not been recorded in the consolidated financial statements.

Hedging

In January 2006, Aur entered into monthly forward sales contracts to hedge approximately 75% of the scheduled zinc production from its Duck Pond deposit during the period July 2007 to December 2011. Aur's hedging commitments arising from this transaction, which are spread evenly, on a monthly basis, are shown in the following table.

Year	Zinc Forward Sales		
	Hedge Tonnage	Average Price $/tonne	Average Price $/lb
2007 (July-December)	12,700	1,857	0.84
2008	25,900	1,723	0.78
2009	25,900	1,584	0.72
2010	25,900	1,479	0.67
2011	25,900	1,393	0.63
	116,300	1,579	0.72

Contractual obligations, commitments and contingency at December 31, 2006

	Payments due by period ($000's)				
	Total	2007	2008-2010	2011-2012	After 2012
Senior Notes	125,000	31,250	93,750	–	–
Loan Facility	125,000	–	–	125,000	–
Obligation under capital leases	10,296	4,127	9,313	–	–
Operating leases	2,279	1,014	2,305	488	–
Mine closure and site restoration	27,549	931	–	–	27,797
	290,124	37,322	105,368	125,488	27,797

Critical accounting estimates

The preparation of Aur's financial statements requires management to make certain estimates which affect the amounts reported in the consolidated statements and related notes. The accounting estimates considered to be significant to Aur include metal sales receivables, in-process inventories, future income and resource tax assets and liabilities, the physical and economic lives of mining assets and mine closure and site restoration costs.

Metal sales receivables

Metal sales receivables are based upon metal prices that may not be finalized by the period end date but are based upon LME metal price quotations for the relevant reporting period end. The most significant metal price quotation to Aur is that for the price of copper. Changes in concentrate smelter settlements receivable due to changes in final settlement prices are not material. Aur receives provisional payments for the sale of its copper cathode and its copper and zinc concentrates production at the time of sale and records an adjustment based upon forward curve metal prices at that time for the estimated final metal settlement amounts. Changes resulting from differences between the estimated metal prices and the final settlement prices are not expected to be material.

In-process inventory

Current and long-term in-process copper inventories represent recoverable copper that is contained within the heap leach pads at Quebrada Blanca and Andacollo. The amount of recoverable copper is based upon estimates of the total amount of soluble copper contained in the heap leach ore and the expected copper recovery rates. The grade of the stacked heap leach ore is determined by assaying samples after the ore has been crushed but before it has been stacked on the heap leach pads. Leaching rates and expected recovery rates have been estimated based upon years of operating experience at Quebrada Blanca and Andacollo. The estimates of recoverable copper in the in-process inventories are not expected to fluctuate significantly in 2007.

Future income and resource tax assets and liabilities

As at December 31, 2006, Aur's future income tax assets were estimated to total $34.2 million (excluding $58.5 million of Canadian resource deductions which were categorized as successored for purposes of the Income Tax Act (Canada)). At Aur's forecast current and long-term copper and zinc prices, it is estimated that there will be sufficient tax pools in Canada to shelter the taxable income generated from the Duck Pond Mine. As copper and zinc prices increase or decrease from an average 2007 price of $2.75 and $1.80 per pound, respectively, the valuation allowance would be reduced or increased accordingly to absorb or generate additional taxable income, thereby resulting in no change in either provision for income taxes or the future income tax asset.

At a copper price of $2.75 per pound, CDA and CMQB would be subject to an estimated $14.0 million and $57.9 million, respectively, of income and specific mining taxes, in 2007.

Economic lives of mining assets

The economic lives of Aur's mining and development assets are based upon the individual asset's mineral reserves. Aur's mineral reserves are calculated in accordance with the standards established under NI 43-101. At each reporting period end, Aur reviews the recoverable value of its mining assets. At December 31, 2006, no writedown of the carrying value of these assets was appropriate.

Mine closure and site restoration

Aur has estimated the ultimate asset retirement obligation costs for its operations at their expected respective closure and site restoration dates. The discounted value of these asset retirement obligations as at December 31, 2006 was $14.0 million and is included in the mine closure and site restoration liability. Unamortized asset retirement costs of $4.5 million as at December 31, 2006 are included in property, plant and equipment. While care was taken to estimate the asset retirement obligations, these amounts are estimates of expenditures that are not due until future years. In addition, Aur's asset retirement obligations are reviewed and assessed periodically on an asset by asset basis. Should there be a change in the estimate, the discounted amount of that change would be included in property, plant and equipment as an asset retirement cost with an offsetting amount accrued as an asset retirement obligation. The asset retirement cost would be amortized on a units-of-production basis over the estimated life of the mine while the asset retirement obligation would be accreted through earnings to its ultimate undiscounted amount.

Environment

Aur conducts its mining operations with an ongoing commitment to maintaining the environment. Sufficient amounts are accrued during the life of a mine, on a units-of-production basis, to provide for mine closure, including employee severance obligations, and site restoration costs. The amount of this accrual is reviewed on a periodic basis and adjusted, if necessary, to ensure that sufficient amounts have been accrued to satisfy these requirements. The Aurbel property in Quebec has been sold to a third party which will be responsible for decommissioning to be carried out when the mill and tailings pond facilities are permanently closed. Aur's past producing gold mining operations have been rehabilitated. Decommissioning and reclamation work is in progress at Louvicourt in accordance with the mine closure plan filed with the Quebec Ministry of Natural Resources and is expected to be essentially completed in 2007.

Changes in accounting standards

In January 2005, the CICA issued three new standards relating to financial instruments. Section 3855, Financial Instruments – Recognition and Measurement, prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and at what amount – sometimes using fair value; other times using cost-based measures. It also specifies how financial instruments gains and losses are to be presented. Section 3865, Hedges, is applicable whenever an enterprise chooses to designate a hedging relationship for accounting purposes. It expands on AcG No. 13, Hedging Relationships, and Section 1650, Foreign Currency Translation by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Section 1530, Comprehensive Income, introduces new rules for the reporting and display of comprehensive income. Comprehensive Income is the change in equity (net assets) of an enterprise during a reporting period from transaction and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distribution to owners.

These standards are applicable for fiscal years beginning on or after October 1, 2006. If an enterprise elects to early adopt such standards, the early adoption election must be applied to all three standards at the same time. Aur is currently reviewing the impact of these new standards.

Disclosure controls and procedures

The Chief Executive Officer and Chief Financial Officer of Aur evaluated the effectiveness of the Company's disclosure controls and procedures as at the financial year ended December 31, 2006. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective, as at December 31, 2006, in providing reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, would be made known to them by others within those entities.

Internal control over financial reporting

As at the financial year ended December 31, 2006, the Chief Executive Officer and the Chief Financial Officer of Aur evaluated the design of the Company's internal control over financial reporting. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the internal control over financial reporting was effective as at December 31, 2006 in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

There have been no changes in the Company's internal controls over financial reporting that occurred during the most recent interim period ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Risk factors

Aur's net earnings in the near-term are affected primarily by its mining operations and, in the longer term, will also be affected by the success or failure of its exploration and mining investment activities. The profitability of Aur's operations, in particular, the operation of the Andacollo, Quebrada Blanca and Duck Pond mines, is and will be dependent upon the market price of copper and zinc. Copper and other metal prices have historically been subject to cyclical fluctuations and are affected by factors which are unpredictable, including international economic and political conditions, speculative activities, the relative exchange rate of the US dollar with other currencies, inflation, global and regional levels of supply and demand, availability and costs of metals or substitutes for metals and the metal inventory levels maintained by producers and others. Aur's metal sales are priced in US dollars while its operating costs are incurred in US dollars, Canadian dollars and Chilean pesos. Aur's business activities are also affected to varying degrees by government regulations respecting, among other things, tax, royalties and environmental legislation changes and by unionized employee activities related to collective agreements.

The business of mining generally involves a high degree of risk. No assurance can be given that the development and bringing into commercial production of a mine will be completed as contemplated and for the estimated capital costs or within the estimated schedule. Also, no assurance can be given that the intended production schedule, metal recoveries, estimated operating costs and/or that profitable operations can or will be achieved. Naturally occurring events such as seasonal weather variations, floods and earthquakes as well as rock bursts, cave-ins, rock slides and other operations-related incidents could negatively impact Aur's operating activities.

For 2007, Aur has sold approximately 18% of its budgeted copper cathode production to metal trading entities, provisional payment for which will be received prior to shipment resulting in there being no credit risk associated with these receipts. The credit risk for Aur's smelter settlements arising from its Duck Pond production is considered to be minimal.

In both 2006 and 2005, inflation was not a significant factor in determining operating costs as inflation rates in the countries in which Aur operates were relatively low. Inflation is expected to remain low in 2007.

Caution regarding forward-looking statements

Certain of the statements that are not historical facts contained in this Annual Information Form ("AIF") (and the other disclosure documentation of Aur Resources Inc. ("Aur") such as its annual and quarterly reporting to shareholders) are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of metal production and/or metal prices, timing and the costs of the development of new deposits, cash operating costs and expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and in anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under "Business of the Company – Risk Factors and Governmental Regulation" herein and include unanticipated and/or unusual events. Most of such factors are beyond Aur's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

Additional information, including the quarterly and annual Consolidated Financial Statements, AIF, Management Information Circular and other disclosure documents, may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

TEN YEAR FINANCIAL REVIEW

(in thousands of US dollars except earnings per share)

Consolidated Statements of Operations	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
	$	$	$	$	$	$	$	$	$	$
Mining revenues	738,282	446,945	336,880	215,601	195,622	215,848	89,493	73,070	68,912	81,074
Expenses										
Mining	173,786	167,230	146,673	131,664	123,779	127,926	49,307	48,159	49,067	47,944
Business development	8,107	7,402	4,315	3,307	3,977	3,983	3,867	3,801	2,701	4,556
Administration	9,296	7,191	6,250	6,007	5,017	5,057	5,334	4,152	3,967	3,888
Interest on long-term debt	8,438	8,438	8,438	7,585	5,606	11,232	1,707	–	–	–
Depreciation and amortization	31,190	32,820	30,517	38,915	41,521	41,255	16,421	13,144	12,895	10,790
Mine closure and site restoration	2,273	3,499	2,454	2,682	1,303	1,228	806	958	78	66
Bank financing costs written-off	–	–	–	4,279	–	–	–	–	–	–
Mineral properties written-off	–	–	–	–	–	–	21,272	1,277	–	–
Stock-based compensation	2,191	1,689	396	311	–	–	–	–	–	–
ENAMI copper price participation	32,112	5,959	–	–	–	–	–	–	–	–
Interest and other	(25,630)	(10,376)	(39)	1,285	858	(394)	802	(2,913)	4,873	3,690
Total expenses	241,763	223,852	199,004	196,035	182,061	190,287	99,516	68,578	73,581	70,934
	496,519	223,093	137,876	19,566	13,561	25,561	(10,023)	4,492	(4,669)	10,140
Income and resource taxes	(93,378)	(40,112)	(23,269)	(5,250)	(1,747)	(2,310)	(1,711)	(3,391)	553	(3,779)
Non-controlling interests	(109,423)	(40,704)	(17,672)	(3,456)	(1,196)	(1,716)	(2,744)	(95)	(665)	(1,784)
Net earnings (loss)	293,718	142,277	96,935	10,860	10,618	21,535	(14,478)	1,006	(4,781)	4,577
Basic earnings (loss) per share	3.02	1.49	1.03	0.11	0.10	0.22	(0.19)	0.01	(0.06)	0.06
Diluted earnings (loss) per share	3.00	1.48	1.02	0.11	0.09	0.19	(0.19)	0.01	(0.06)	0.06

Consolidated Statements of Cash Flow	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
	$	$	$	$	$	$	$	$	$	$
Operating activities	504,624	249,779	163,360	60,222	57,070	79,368	35,242	16,798	11,291	20,796
Financing activities										
Bank loan	–	–	–	–	–	–	170,000	–	–	–
Senior notes proceeds	–	–	–	125,000	–	–	–	–	–	–
Senior notes financing costs	–	–	–	(1,761)	–	–	–	–	–	–
Repayments convertible debt	–	–	–	(35,000)	–	–	–	–	–	–
Common shares issued	10,975	5,385	1,109	2,827	646	31	25,779	–	817	540
Dividends on common shares	(25,457)	(11,773)	–	–	–	–	–	(2,429)	(2,435)	–
Repayments of debt	–	–	–	(120,532)	(35,418)	(14,050)	–	–	–	(45,000)
Repayments of capital leases	(3,334)	(3,711)	(5,841)	(4,404)	(3,424)	(2,413)		(725)	–	–
Payments to non-controlling interests	(84,508)	(36,276)	(16,882)	–	–	–	(1,740)	–	–	–
Foreign exchange and other	(341)	(747)	(2,114)	(460)	(1,386)	(1,905)	(979)	(459)	(532)	(4,325)
	(108,581)	(47,122)	(23,728)	(34,330)	(39,582)	(18,337)	193,060	(3,613)	(2,150)	(48,785)
Investing activities										
Acquisition of Quebrada Blanca	–	–	–	–	–	–	(262,284)	–	–	–
Payment of copper price participation	(10,000)	(10,000)	–	–	–	–	–	–	–	–
Mine development and capital assets acquisitions	(118,345)	(39,135)	(6,112)	(7,080)	(31,543)	(13,309)	(1,049)	(3,048)	(1,055)	(4,926)
Other	1,336	1,221	(2,313)	(1,368)	(1,867)	(2,869)	3,143	(4,714)	(7,529)	(1,195)
	(127,009)	(47,914)	(8,425)	(8,448)	(33,410)	(16,178)	(260,190)	(7,762)	(8,584)	(6,121)
Cash acquired on acquisitions	–	–	–	–	–	–	6,231	264	–	–
Increase (decrease) in cash	269,034	154,743	131,207	17,444	(15,922)	44,853	(25,657)	5,687	557	(34,110)

TEN YEAR FINANCIAL REVIEW, *continued*

(in thousands of US dollars except per share data)

Consolidated Balance Sheets	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
	$	$	$	$	$	$	$	$	$	$
Assets										
Current										
Cash	**630,297**	361,263	206,520	75,313	57,869	73,791	28,938	54,595	48,908	48,351
Receivables	**21,681**	11,751	14,242	12,187	13,665	11,898	21,154	11,797	7,115	10,185
Marketable securities	–	–	–	–	–	–	838	1,066	759	1,379
Inventories and prepaid expenses	**76,431**	62,934	52,750	44,552	37,100	38,033	43,752	10,505	10,361	10,411
	728,409	435,948	273,512	132,052	108,634	123,722	94,682	77,963	67,143	70,326
Investments	–	–	–	–	–	–	–	8,976	5,434	1,996
Capital assets	**394,582**	288,472	273,887	291,544	319,830	323,276	352,457	106,811	112,543	118,668
Future income and resource taxes	**3,387**	3,387	5,506	7,721	7,721	7,721	6,542	–	–	–
Long-term copper inventory and other	**21,837**	23,127	21,748	22,265	21,395	22,406	20,410	–	–	–
	1,148,215	750,934	574,653	453,582	457,580	477,125	474,091	193,750	185,120	190,990
Liabilities and Shareholders' equity										
Current										
Accounts payable and accrued liabilities	**63,967**	30,789	28,517	27,871	27,191	24,570	27,298	9,134	5,682	7,820
Taxes payable	**54,008**	24,435	–	–	–	–	–	–	–	–
Dividends payable	**88,660**	12,384	7,849	–	–	–	–	–	–	–
Copper price participations	**42,112**	15,959	10,000	–	–	–	–	–	–	–
Current portion of bank loan	–	–	–	–	32,388	33,921	8,480	–	–	–
Current portion of obligation under capital leases	**4,127**	3,387	3,847	5,944	3,791	2,651	2,462	1,678	–	–
Current portion of mine closure and site restoration	**931**	718	1,946	–	–	–	–	–	–	–
Payments to non-controlling interests	**7,497**	6,534	–	–	–	–	–	–	–	–
Current portion of senior notes	**31,250**	–	–	–	–	–	–	–	–	–
	292,552	94,206	52,159	33,815	63,370	61,142	38,240	10,812	5,682	7,820
Senior notes	**93,750**	125,000	125,000	125,000	–	–	–	–	–	–
Bank loan	–	–	–	–	88,144	122,029	161,520	–	–	–
Liability portion of convertible debt	–	–	–	–	1,484	4,567	6,476	–	–	–
Obligation under capital leases	**9,313**	6,060	8,952	11,151	10,002	6,744	9,346	7,482	–	–
Obligation on properties purchased	–	–	–	437	2,532	4,457	5,843	1,001	1,261	1,301
Mine closure and site restoration	**27,797**	26,831	23,025	20,702	15,616	14,500	13,614	2,886	1,640	1,451
Future income and resource taxes	**20,856**	24,897	19,396	6,422	2,392	2,560	–	–	–	–
Non-controlling interests	**57,059**	33,108	35,258	34,755	31,434	30,540	28,823	10,017	10,658	14,331
	501,327	310,102	263,790	232,282	214,974	246,539	263,862	32,198	19,241	24,903
Shareholders' equity										
Share capital	**194,629**	183,654	178,269	177,160	174,333	173,687	188,801	163,021	162,019	161,749
Equity portion of convertible debt	–	–	–	–	33,516	30,433	28,524	–		–
Contributed surplus	–	–	–	–	–	–	2,835	2,835	2,835	2,819
Contributed surplus – stock-based compensation	**4,587**	2,396	707	311	–	–	–	–	–	–
Cumulative translation adjustment	–	2,447	3,241	4,162	5,307	6,496	7,704	2,814	6,721	–
Retained earnings (deficit)	**447,672**	254,782	128,646	39,667	29,450	19,970	(17,635)	(7,118)	(5,696)	1,519
	646,888	443,279	310,863	221,300	242,606	230,586	210,229	161,552	165,879	166,087
	1,148,215	750,934	574,653	453,582	457,580	477,125	474,091	193,750	185,120	190,990

Per Share Data *(except number outstanding)*	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Earnings (loss) $	**3.02**	1.49	1.03	0.11	0.10	0.22	(0.19)	0.01	(0.06)	0.06
Earnings (loss) CDN$	**3.43**	1.80	1.34	0.16	0.16	0.34	(0.29)	0.02	(0.10)	0.09
Cash flow from operating activities $	**5.19**	2.62	1.73	0.65	0.62	0.87	0.39	0.22	0.15	0.28
Cash flow from operating activities CDN$	**5.89**	3.17	2.25	0.90	0.97	1.35	0.60	0.34	0.23	0.43
Working capital $	**4.48**	3.59	2.35	1.05	0.49	0.69	0.62	0.89	0.82	0.83
Dividends per share CDN$	**1.20**	0.20	0.10	–	–	–	0.05	0.05	–	–
Book value $	**6.60**	4.65	3.29	2.36	2.62	2.54	2.32	2.13	2.21	2.21
Book value CDN$	**7.69**	5.41	3.96	3.06	4.14	4.05	3.47	3.30	3.42	3.43
Closing price CDN$	**24.26**	11.78	6.38	6.75	3.71	3.80	2.25	2.80	2.60	3.43
Shares outstanding at year end (#000's)	**98,159**	96,306	94,401	93,849	92,452	90,755	90,730	75,730	75,170	74,989

Management's Responsibility for Financial Reporting

All information in the Annual Report, including the accompanying consolidated financial statements and management's discussion and analysis of the consolidated financial position and results of operation ("MD&A") of the Company, is the responsibility of the management of the Company and has been approved by its Board of Directors. The consolidated financial statements and MD&A were prepared by management in accordance with accounting principles and MD&A disclosure requirements generally accepted in Canada and the financial information contained elsewhere in the Annual Report conforms to the consolidated financial statements and MD&A.

The preparation of financial statements and MD&A requires the selection of appropriate generally accepted accounting principles and the use of estimates and judgment by management to present fairly and consistently the consolidated financial position and results of operations of the Company. Estimates are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. In management's opinion, such estimates have been properly reflected in the consolidated financial statements and MD&A. Systems of internal accounting controls are designed and maintained by management in order to provide reasonable assurance, on a cost-effective basis, of the reliability of this financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee composed of three directors, none of whom are members of management. The Committee meets periodically with management and the Company's independent auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues and to review the Annual Report, the consolidated financial statements and MD&A and the independent auditors' report to the shareholders. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements and MD&A for issuance to shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the Company's independent auditors.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, PricewaterhouseCoopers LLP, Chartered Accountants, in accordance with generally accepted auditing standards. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.

James W. Gill
President and Chief Executive Officer

Ed Guimaraes
Executive Vice-President, Finance and Chief Financial Officer

Auditors' Report

We have audited the consolidated balance sheets of Aur Resources Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations, retained earnings and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Toronto, Ontario
February 7, 2007

Consolidated Statements of Operations

For the years ended December 31
(in thousands of United States dollars)

	2006	2005
	$	$
Mining revenues	738,282	446,945
Expenses		
Mining	173,786	167,230
Business development	8,107	7,402
Administration	9,296	7,191
Depreciation and amortization	31,190	32,820
Mine closure and site restoration	2,273	3,499
Interest on long-term debt	8,438	8,438
Stock-based compensation	2,191	1,689
ENAMI copper price participation	32,112	5,959
Interest and other *(note 7)*	(25,630)	(10,376)
	241,763	223,852
Earnings before taxes and non-controlling interests	496,519	223,093
Income and resource taxes *(note 8)*	(93,378)	(40,112)
Earnings before non-controlling interests	403,141	182,981
Non-controlling interests	(109,423)	(40,704)
Net earnings for the year	293,718	142,277
Basic earnings per share *(note 6(d))*	3.02	1.49
Diluted earnings per share *(note 6(d))*	3.00	1.48

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings

For the years ended December 31
(in thousands of United States dollars)

	2006	2005
	$	$
Retained earnings – beginning of year	254,782	128,646
Net earnings for the year	293,718	142,277
Dividends on common shares	(100,828)	(16,141)
Retained earnings - end of year	447,672	254,782

See accompanying notes to consolidated financial statements.

Consolidated Segmented Statements of Operations

For the years ended December 31
(in thousands of United States dollars)

2006	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$
Mining revenues	134,821	603,461	–	**738,282**
Expenses				
Mining	31,764	142,022	–	**173,786**
Business development	–	–	8,107	**8,107**
Administration	–	–	9,296	**9,296**
Depreciation and amortization	4,850	25,936	404	**31,190**
Mine closure and site restoration	626	1,647	–	**2,273**
Interest on long-term debt	–	–	8,438	**8,438**
Stock-based compensation	–	–	2,191	**2,191**
ENAMI copper price participation	–	32,112	–	**32,112**
Interest and other	(4,239)	(6,398)	(14,993)	**(25,630)**
	33,001	195,319	13,443	**241,763**
Earnings (loss) before taxes and non-controlling interests	101,820	408,142	(13,443)	**496,519**
Income and resource taxes	(16,396)	(76,978)	(4)	**(93,378)**
Earnings (loss) before non-controlling interests	85,424	331,164	(13,447)	**403,141**
Non-controlling interests	(31,607)	(77,816)	–	**(109,423)**
Net earnings (loss)	53,817	253,348	(13,447)	**293,718**

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Mining revenues	27,211	95,316	324,418	–	**446,945**
Expenses					
Mining	13,066	33,237	120,927	–	**167,230**
Business development	–	–	–	7,402	**7,402**
Administration	–	–	–	7,191	**7,191**
Depreciation and amortization	766	8,494	23,310	250	**32,820**
Mine closure and site restoration	502	554	2,443	–	**3,499**
Interest on long-term debt	–	–	–	8,438	**8,438**
Stock-based compensation	–	–	–	1,689	**1,689**
ENAMI copper price participation	–	–	5,959	–	**5,959**
Interest and other	(1,076)	243	(1,036)	(8,507)	**(10,376)**
	13,258	42,528	151,603	16,463	**223,852**
Earnings (loss) before taxes and non-controlling interests	13,953	52,788	172,815	(16,463)	**223,093**
Income and resource taxes	(2,116)	(8,151)	(29,870)	25	**(40,112)**
Earnings (loss) before non-controlling interests	11,837	44,637	142,945	(16,438)	**182,981**
Non-controlling interests	–	(15,261)	(25,443)	–	**(40,704)**
Net earnings (loss)	11,837	29,376	117,502	(16,438)	**142,277**

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

As at December 31
(in thousands of United States dollars)

	2006	2005
	$	$
Assets		
Current		
Cash	**630,297**	361,263
Receivables	**21,681**	11,751
Inventories and prepaid expenses *(note 2)*	**76,431**	62,934
	728,409	435,948
Property, plant and equipment *(note 3)*	**394,582**	288,472
Future income and resource taxes *(note 8(c))*	**3,387**	3,387
Long-term copper inventory and other *(note 4)*	**21,837**	23,127
	1,148,215	750,934
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**63,967**	30,789
Taxes payable	**54,008**	24,435
Dividends payable	**88,660**	12,384
Copper price participations *(note 12(e))*	**42,112**	15,959
Payable to non-controlling interests	**7,497**	6,534
Current portion of obligation under capital leases *(note 12(a))*	**4,127**	3,387
Current portion of mine closure and site restoration *(note 13)*	**931**	718
Current portion of senior notes *(note 5(a))*	**31,250**	–
	292,552	94,206
Senior notes *(note 5(a))*	**93,750**	125,000
Obligation under capital leases *(note 12(a))*	**9,313**	6,060
Future income and resource taxes *(note 8(c))*	**20,856**	24,897
Mine closure and site restoration *(note 13)*	**27,797**	26,831
Non-controlling interests	**57,059**	33,108
	208,775	215,896
	501,327	310,102
Contingency and commitments *(notes 12 and 16)*		
Shareholders' equity		
Share capital *(note 6)*	**194,629**	183,654
Contributed surplus – stock-based compensation	**4,587**	2,396
Retained earnings	**447,672**	254,782
	646,888	440,832
	1,148,215	750,934

See accompanying notes to consolidated financial statements.

Signed on behalf of the Board:

Director

Director

Consolidated Segmented Balance Sheets

As at December 31
(in thousands of United States dollars)

2006	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$
Assets				
Current				
Cash	130,621	67,683	431,993	630,297
Receivables	1,609	12,240	7,832	21,681
Inventories and prepaid expenses	13,552	58,056	4,823	76,431
	145,782	137,979	444,648	728,409
Property, plant and equipment	50,543	217,486	126,553	394,582
Future income and resource taxes	–	–	3,387	3,387
Long-term copper inventory and other	–	21,018	819	21,837
	196,325	376,483	575,407	1,148,215
Liabilities				
Current				
Accounts payable and accrued liabilities	15,924	34,888	13,155	63,967
Taxes payable	15,963	38,045	–	54,008
Dividends payable	–	–	88,660	88,660
Copper price participations	–	32,112	10,000	42,112
Payable to non-controlling interests	–	7,497	–	7,497
Current portion of obligation under capital leases	–	4,032	95	4,127
Current portion of mine closure and site restoration	–	–	931	931
Current portion of senior notes	–	–	31,250	31,250
	31,887	116,574	144,091	292,552
Senior notes	–	–	93,750	93,750
Obligation under capital leases	–	9,150	163	9,313
Future income and resource taxes	2,771	18,085	–	20,856
Mine closure and site restoration	5,310	19,602	2,885	27,797
Non-controlling interests	57,059	–	–	57,059
	97,027	163,411	240,889	501,327

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	1,489	45,224	37,805	276,745	361,263
Receivables	233	2,410	6,442	2,666	11,751
Inventories and prepaid expenses	70	9,798	50,630	2,436	62,934
	1,792	57,432	94,877	281,847	435,948
Property, plant and equipment	–	29,945	219,577	38,950	288,472
Future income and resource taxes	–	–	–	3,387	3,387
Long-term copper inventory and other	–	–	22,057	1,070	23,127
	1,792	87,377	336,511	325,254	750,934
Liabilities					
Current					
Accounts payable and accrued liabilities	566	5,217	16,667	8,339	30,789
Taxes payable	–	2,362	22,073	–	24,435
Dividends payable	–	–	–	12,384	12,384
Copper price participations	–	–	5,959	10,000	15,959
Payable to non-controlling interests	–	–	6,534	–	6,534
Current portion of obligation under capital leases	–	–	3,387	–	3,387
Current portion of mine closure and site restoration	718	–	–	–	718
	1,284	7,579	54,620	30,723	94,206
Senior notes	–	–	–	125,000	125,000
Obligation under capital leases	–	–	6,060	–	6,060
Future income and resource taxes	–	3,670	21,227	–	24,897
Mine closure and site restoration	1,364	5,037	19,689	741	26,831
Non-controlling interests	–	25,453	7,655	–	33,108
	2,648	41,739	109,251	156,464	310,102

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flow

For the years ended December 31
(in thousands of United States dollars)

	2006	2005
	$	$
Operating activities		
Net earnings for the year	293,718	142,277
Non-cash items –		
Depreciation and amortization	31,190	32,820
Future income and resource taxes	(4,041)	7,620
Mine closure and site restoration	679	1,983
Gain on sale of marketable securities	–	(1,864)
Loss (gain) on disposal of property, plant and equipment	9	(684)
Interest on obligation on properties purchased	18	35
Stock-based compensation	2,191	1,689
Copper price participation	32,112	5,959
Non-controlling interests	109,423	40,704
	465,299	230,539
Net change in non-cash working capital items *(note 9)*	39,325	19,240
	504,624	249,779
Financing activities		
Dividends on common shares	(25,457)	(11,773)
Repayments of capital leases	(3,334)	(3,711)
Payments to non-controlling interests	(84,508)	(36,276)
Payment of copper price participation to ENAMI	(5,916)	-
Common shares issued	10,975	5,385
Foreign exchange and other	(341)	(747)
	(108,581)	(47,122)
Investing activities		
Payment of copper price participation	(10,000)	(10,000)
Property, plant and equipment	(54,006)	(22,586)
Mineral property development	(64,339)	(16,549)
Payments on properties purchased	(245)	(245)
Proceeds on sale of marketable securities	–	1,864
Proceeds on disposal of property, plant and equipment	542	1,531
Repayments of advances by Quebrada Blanca minesite employees	1,039	(1,929)
	(127,009)	(47,914)
Increase in cash for the year	269,034	154,743
Cash – beginning of year	361,263	206,520
Cash – end of year	630,297	361,263

See accompanying notes to consolidated financial statements.

Consolidated Segmented Statements of Cash Flow

For the years ended December 31
(in thousands of United States dollars)

2006	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$
Operating activities				
Net earnings (loss)	53,817	253,348	(13,447)	293,718
Non-cash items	36,181	134,147	1,253	171,581
	89,998	387,495	(12,194)	465,299
Net change in non-cash working capital items	22,074	20,969	(3,718)	39,325
	112,072	408,464	(15,912)	504,624
Financing activities				
Dividends on common shares	-	-	(25,457)	(25,457)
Repayments of capital leases	-	(3,291)	(43)	(3,334)
Payments to non-controlling interests	-	(84,508)	-	(84,508)
Payment of copper price participation to ENAMI	-	(5,916)	-	(5,916)
Common shares issued	-	-	10,975	10,975
Foreign exchange and other	(111)	(449)	219	(341)
	(111)	(94,164)	(14,306)	(108,581)
Investing activities				
Payment of copper price participation	-	-	(10,000)	(10,000)
Property, plant and equipment	(1,955)	(6,824)	(45,227)	(54,006)
Mineral property development	(24,073)	-	(40,266)	(64,339)
Payment on property purchased	-	-	(245)	(245)
Proceeds on disposal of property, plant and equipment	3	-	539	542
Repayments of advances by Quebrada Blanca minesite employees	-	1,039	-	1,039
	(26,025)	(5,785)	(95,199)	(127,009)
Inter-segment distributions to corporate	(539)	(278,637)	(279,176)	-
Increase in cash for the year	85,397	29,878	153,759	269,034
Cash – beginning of year	45,224	37,805	278,234	361,263
Cash – end of year	130,621	67,683	431,993	630,297

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	11,837	29,376	117,502	(16,438)	142,277
Non-cash items	(934)	30,097	58,987	112	88,262
	10,903	59,473	176,489	(16,326)	230,539
Net change in non-cash working capital items	9,838	5,636	7,652	(3,886)	19,240
	20,741	65,109	184,141	(20,212)	249,779
Financing activities					
Dividends on common shares	-	-	-	(11,773)	(11,773)
Repayments of capital leases	-	(365)	(3,346)	-	(3,711)
Payments to non-controlling interests	-	(3,589)	(32,687)	-	(36,276)
Common shares issued	-	-	-	5,385	5,385
Foreign exchange and other	343	(246)	(955)	111	(747)
	343	(4,200)	(36,988)	(6,277)	(47,122)
Investing activities					
Payment of copper price participation	-	-	-	(10,000)	(10,000)
Property, plant and equipment	-	(7,181)	(1,587)	(13,818)	(22,586)
Mineral property development	-	-	-	(16,549)	(16,549)
Payment on properties purchased	-	-	-	(245)	(245)
Advances to Quebrada Blanca minesite employees	-	-	(1,929)	-	(1,929)
Other	1,531	-	-	1,864	3,395
	1,531	(7,181)	(3,516)	(38,748)	(47,914)
Inter-segment distributions to corporate	(21,587)	(9,485)	(116,820)	147,892	-
Increase in cash for the year	1,028	44,243	26,817	82,655	154,743
Cash – beginning of year	461	981	10,988	194,090	206,520
Cash – end of year	1,489	45,224	37,805	276,745	361,263

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (in thousands of United States dollars except number of shares and per share amounts)

1. Accounting policies

Aur Resources Inc. is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. The consolidated financial statements of Aur Resources Inc. have been prepared in accordance with accounting principles generally accepted in Canada. Summarized below are the significant accounting policies used in these consolidated financial statements.

(a) Basis of consolidation

The consolidated financial statements include the accounts of Aur Resources Inc. and subsidiary companies (collectively, "Aur"). Subsidiaries include two Chilean private companies, Compañía Minera Carmen de Andacollo ("CDA") and Compañía Minera Quebrada Blanca S.A. ("CMQB"). All intercompany balances and transactions have been eliminated.

(b) Segmented information

Aur is in the mineral resource business, including the acquisition, exploration, development and mining of base and precious metals deposits. Aur has four reportable segments: Louvicourt, Andacollo, Quebrada Blanca and Corporate. The Louvicourt segment represents Aur's 30% proportionate interest in the Louvicourt Mine which prior to August 2005 produced copper and zinc concentrates. The Andacollo and Quebrada Blanca segments represent Aur's consolidated interest in the Andacollo and Quebrada Blanca copper mines, each of which produce copper cathode. The corporate segment is responsible for the management of Aur's cash and investment portfolio, exploration and other business development activities, certain other non-producing assets and provides management, administrative and support services to Aur's other segments. The corporate segment also includes the Duck Pond Deposit, currently under development, prior to commercial production. The accounting policies of the segments are the same as those described below.

(c) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant estimates include hedge accounting, metal sales receivables, in-process inventories, future income and resource tax assets and liabilities, the physical and economic lives of mining assets, salvage values and mine closure and site restoration costs. Actual results may differ from those estimates.

(d) Revenue recognition and receivables

Sales of copper and zinc concentrates and cathode copper are subject to specific sales agreements which are based upon final settlement prices for specified quotational periods. Revenues are recognized when title passes in the month of shipment at the net realizable value based upon metal prices for the month of the sale. Any changes in revenue due to changes in prices used to calculate the actual net realizable value of sales are recognized in the period when the change occurs. Smelter settlements receivable are net of estimated treatment and refining costs.

(e) Cash

Cash includes cash on deposit and term deposits with maturities of 3 months or less at time of acquisition.

(f) Inventories

Materials and supplies are valued at the lower of average cost and estimated net realizable value. Copper cathoder and in-process inventories are valued at the lower of cost, including depreciation and amortization of mine assets and net realizable value. Cost is determined primarily on the basis of average cost. Long-term copper inventory is valued at the lower of historic cost and estimated net realizable value.

Mine supplies are valued at the lower of average cost and estimated net realizable value.

(g) Property, plant and equipment

i) Mineral property and exploration costs

Mineral property and exploration expenditures are charged to earnings when incurred except for certain expenditures on specified properties identified through pre-feasibility or other assessments as having mineral reserves and/or resources with the potential of being developed into a mine, and/or have the characteristics of property, plant and equipment, in which case the expenditures are capitalized and are not amortized until commercial production is achieved. These costs are transferred to development costs once the development of the mine commences.

ii) Plant and equipment

Plant and equipment are recorded at cost and are amortized once commercial production is achieved, using the units-of-production method based on the estimated life of the mine. Other equipment with useful lives less than the estimated life of the mine are depreciated using the straight-line method over 3 to 8 years, but not to exceed the estimated life of the mine.

iii) Development costs

Development costs incurred to bring a mining property into production, expand the capacity of an operating mine, develop new orebodies or develop mine areas substantially in advance of current production are capitalized and charged to operations using the units-of-production method based on the estimated life of the mine. Amounts shown as development costs include the net revenue from metal produced and sold prior to commercial production.

iv) Mining equipment under capital lease
Leases that transfer substantially all of the benefits and risks of ownership of property to Aur are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with the related long-term obligation. Mining equipment acquired under capital lease is amortized using the straight-line method over the estimated life of the leased asset, but not to exceed the life of the mine. Lease payments under operating leases are charged to earnings as incurred.

v) Corporate
Corporate fixed assets are recorded at cost and are depreciated using the straight-line method based on the estimated useful life of the asset. The estimated useful life for buildings is 20 years and for corporate equipment is 3 to 5 years.

vi) Capitalization of financing costs
Financing costs, including interest, are capitalized when they arise from indebtedness incurred to finance development and construction activities on properties that are not yet subject to depreciation and amortization. Financing costs are amortized from the time that mining operations commence commercial production. Capitalized interest is amortized on a units-of-production basis over the estimated life of the mine while other financing costs are amortized over the life of the related indebtedness. Unamortized financing fees related to indebtedness that is repaid before maturity are written-off in the period in which the indebtedness is repaid.

vii) Carrying value
Aur reviews the carrying value of its producing and development mineral capital assets on a periodic basis. Estimated future undiscounted net cash flows are calculated for each property using estimated reserves and/or resources, as appropriate. Should the estimated future undiscounted net cash flows be less than the carrying value, an appropriate reduction to fair value is made with a corresponding charge to earnings.

(h) Mine closure and site restoration costs
Mine closure and site restoration costs are comprised of asset retirement obligations, employee severance and ongoing expenditures related to the protection of the environment.

The fair value of a liability for an asset retirement obligation is recognized when it is incurred. Also, when a liability is initially recorded, a corresponding increase to the carrying amount of the related asset is recorded. On an annual basis, the fair value of the future liability for an asset retirement obligation is recognized in the period in which it is incurred with an offsetting amount being recognized as an increase in the carrying amount of the corresponding asset. This asset is amortized over the estimated life of the mine while the corresponding liability accretes to its future value by the end of the mine's life.

Mine closure costs for employee severance are accrued as earned using a pre-determined formula based upon the employees' number of years of employment service with the mine.

Ongoing expenditures related to the protection of the environment are charged to earnings in the period they are incurred.

(i) Translation of foreign currencies
Monetary assets and liabilities of integrated operations that are not denominated in United States dollars are translated at the rate of exchange prevailing at the year-end, and revenues and expenses (other than depreciation) at average rates of exchange during the year. Exchange gains and losses arising on the translation of the accounts are included in consolidated earnings. Non-monetary assets and liabilities are translated at historical rates of exchange.

(j) Income and resource taxes
Income and resource taxes are calculated using the asset and liability method of tax accounting. Under this method of tax allocation, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(k) Financial instruments and commodity contracts
Aur periodically employs financial instruments, including forward contracts and options, to manage exposure to fluctuations in metal prices. Gains and losses on metal contracts are reported as a component of the related transaction. Hedge accounted financial instruments are documented and periodic effectiveness tests are performed in accordance with accounting requirements. This documentation includes all relationships between hedging instruments and hedged items, as well as Aur's risk management objective and strategy for undertaking these transactions. Absent such documentation and testing, changes in the fair value of financial instruments are recorded in earnings.

(l) Pension costs
The costs of defined contribution plans, representing Aur's required contribution based on specified percentage of salaries, as mandated by government regulations, or as actuarially determined, are charged to earnings as contributions are made. The costs of defined benefit plans earned by the six employees covered by defined benefit plans are actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of plan members and mortality, plus a discount rate based on market rates at the measurement date. Adjustments for plan amendments, changes in assumptions and actuarial gains and losses are charged to operations over the expected average remaining service life of the six employees which range from 1 year to 12 years.

(m) Share purchase options

Aur has a common share purchase option plan. Aur accounts for share purchase options using the fair value method. For option awards, fair value is measured at the grant date using the Black-Scholes valuation model and is recognized as stock based compensation expense and shareholders' equity over the vesting period of the options granted. Consideration paid on exercise of share options is recorded as share capital.

(n) Deferred financing costs

The costs of obtaining bank and other debt financing are deferred and amortized on a straight-line basis over the effective life of the debt to which they relate. Unamortized financing fees related to indebtedness which are repaid before maturity are written-off in the period in which the indebtedness is repaid.

(o) Comparative figures

Certain comparative figures for 2005 have been reclassified to conform to this year's presentation.

2. Inventories and prepaid expenses

	2006	2005
	$	$
Copper cathode	2,347	2,867
In-process inventories	52,090	43,808
Mine supplies	14,338	12,172
Prepaid expenses and deposits	7,656	4,087
	76,431	62,934

The amount of depreciation and amortization capitalized to copper cathode and in-process inventories was $313 (2005 – $401) and $6,353 (2005 – $5,594), respectively.

3. Property, plant and equipment

	2006			2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	$	$	$	$	$	$
Plant and equipment	414,644	196,204	218,440	357,814	171,996	185,818
Development costs	178,201	49,412	128,789	113,871	45,366	68,505
Mining equipment under capital lease	21,110	5,897	15,213	17,172	5,133	12,039
Asset retirement cost	7,616	3,141	4,475	5,293	2,764	2,529
Corporate and other	32,238	4,573	27,665	21,940	2,359	19,581
	653,809	258,227	394,582	516,090	227,618	288,472

(a) Andacollo *(see note 18)*

The Andacollo open-pit copper mine, located near the town of Andacollo, Chile, is owned by CDA. The current mine plan for the supergene ore deposit envisions mining operations for the deposit continuing until 2009. (see also note 3(d))

CDA's share capital is comprised of Series A and Series B shares. The Series A shares represent 90% of the voting and dividend rights of the CDA shares. Aur owns 70% of the Series A shares while Compañia Minera del Pacífico ("CMP"), a Chilean public company, owns the remaining 30% of the Series A shares. The Series B shares are owned by Empresa Nacional de Minería ("ENAMI"), a Chilean government entity, and represent 10% of the voting and dividend rights of the CDA shares. The Series B shares are required to be equal in number to 10% of the aggregate number of Series A and Series B shares of CDA outstanding from time to time. When combined with the Series B shares of CDA, Aur's 70% and CMP's 30% holdings of the Series A shares equate to 63% and 27% interests, respectively, in CDA's total voting and dividend rights.

Aur's consolidated financial statements reflect 100% of the assets, liabilities, revenues, expenses and cash flow of CDA with CMP's 27% interest and ENAMI's 10% interest being reflected as non-controlling interests. As CDA's debt obligations were fully repaid in June 2006, Aur, CMP and ENAMI then became entitled to receive 63%, 27% and 10% of all future dividend distributions of CDA, respectively. On January 18, 2007, Aur purchased CMP's interest in CDA. (see note 18)

(b) Quebrada Blanca

The Quebrada Blanca open-pit copper mine is located 170 kilometres southeast of the port city of Iquique, Chile. The current mine plan envisions mining operations continuing until 2016.

CMQB's share capital is comprised of Series A, Series B and Series C shares. The Series A shares represent 85% of voting and dividend rights of the CMQB shares. Aur owns 90% of the Series A shares, while Inversiones Mineras S.A. ("IMSA"), a Chilean private company, owns the remaining 10% of the Series A shares. The Series B shares are owned by ENAMI and represent 10% of the voting and dividend rights of CMQB's shares. The Series B shares are required to be equal in number to 10% of the aggregate number of Series A, Series B and Series C shares of CMQB outstanding from time to time. The Series C shares are owned by IMSA and represent 5% of the voting and dividend rights of the CMQB shares. The Series C shares are required to be equal in number to 5% of the aggregate number of Series A, Series B and Series C shares of CMQB outstanding from time to time. When combined with the Series B and Series C shares, Aur's 90% holding of the Series A shares equates to a 76.5% interest in CMQB's total voting and dividend rights. When combined with its 10% Series A shareholding, IMSA's 100% holding of Series C shares equates to a 13.5% interest in CMQB's total voting and dividend rights.

Aur's consolidated financial statements reflect 100% of the assets, liabilities, revenues, expenses and cash flow of CMQB with IMSA's 13.5% interest and ENAMI's 10% interest reflected as non-controlling interests. As CMQB's debt obligations were fully repaid in June 2006, Aur, IMSA and ENAMI then became entitled to receive 76.5%, 13.5% and 10% of all future dividend distributions of CMQB, respectively.

(c) Duck Pond
A decision to proceed with the construction of the Duck Pond copper-zinc deposit located in central Newfoundland was made in December 2004. Production is anticipated to begin in the first quarter of 2007. Included in property, plant and equipment is $125,871 (2005 – $38,414) for development work.

(d) Andacollo Hypogene Copper-Gold Deposit – Chile
Development of the Andacollo Hypogene Deposit for production by late 2009 commenced in the third quarter of 2006 following the formal production decision being announced on August 3, 2006. Basic engineering and design work, geotechnical studies related to mine design and tailings facilities, and environmental permitting progressed as planned. Purchase orders for the SAG mill, and ball mills with motors were completed to ensure delivery as required to meet the construction schedule. Mobile mining fleet leases were tendered late 2006 and completed in January 2007 with first deliveries to be received by mid-2007. A total of $19.1 million was invested in development capital in 2006.

The Andacollo Hypogene Mine is expected to produce, on average, approximately 160 million pounds of copper and 60,000 ounces of gold annually over a minelife of 21 years beginning late 2009 of which 90% will be Aur's share.

(e) Louvicourt
The past-producing Louvicourt underground copper-zinc-silver-gold mine, located near the city of Val d'Or, Quebec, Canada is held through a joint venture with Aur being the operator. The Louvicourt Mine ceased operation on July 12, 2005. Decommissioning and reclamation of the mine is being carried out under the terms of its mine closure plan as submitted to the Ministère des Ressources naturelles et de la Faune du Québec.

Aur holds a 30% joint venture interest while its joint venture partners, Novicourt Inc. and Teck Cominco Limited ("Teck Cominco"), hold 45% and 25% interests, respectively. Aur's consolidated financial statements reflect 30% of the assets, liabilities, revenues, expenses and cash flow of the joint venture.

4. Long-term copper inventory and other

	2006	2005
	$	$
Long-term copper inventory	18,747	18,747
Deferred financing costs	819	1,070
Advances to Quebrada Blanca minesite employees	2,271	3,310
	21,837	23,127

(a) Long-term copper inventory
Long-term copper inventory is in-process inventory that is segregated and not currently scheduled to be recovered until near the end of the Quebrada Blanca mine's life, currently envisioned to be 2016.

(b) Deferred financing costs
Deferred financing costs are the unamortized balance of the fees and expenses incurred to issue Aur's $125,000 of senior notes and is net of $942 of amortization (2005 – $691). This amount is being amortized on a straight-line basis over the term of the senior notes.

(c) Advances to Quebrada Blanca minesite employees
During 2005, CMQB advanced to its minesite employees an aggregate $1,929, as an advance against their supplemental wages for future holidays to be worked on or before June 2008 by such employees.
During 2004, CMQB provided interest free housing loans of up to 48 months in the amount of $1,679 to certain employees, of which $1,039 were repaid in 2006 (2005 – $298).

5. Credit Facilities *(see note 18)*

(a) Senior notes
On March 10, 2003, Aur issued $125,000 of senior unsecured notes (the "Notes") to a number of U.S. insurance companies. The Notes bear interest at 6.75% per annum, require semi-annual interest payments and are repayable in four equal annual principal repayments commencing March 11, 2007. The Notes are prepayable at any time in whole or in part, subject to certain specified prepayment premiums based on prevailing interest rates at the time of prepayment.

The Notes have customary financial covenants for unsecured notes and impose no restrictions on the payment of dividends, on changes of control or on carrying out mergers or similar transactions provided that Aur continues to meet the covenants under the Notes.

The terms of the Notes provide that security cannot be granted over assets comprising in excess of 20% of Aur's consolidated shareholders' equity, subject to certain exceptions including security which also secures the Notes on a pari passu basis, security granted over subsequently acquired properties and/or assets to secure the purchase price thereof and/or the granting of security over mineral properties under development to secure the financing of such development.

(b) Working capital facilities

CDA has working capital facilities with two Chilean banks for up to $12,000 (2005 – $2,000), maturing August 31, 2007.

CMQB has working capital facilities with two Chilean banks for up to $5,000 (2005 – $3,400), $3,400 maturing August 31, 2008 and $1,600 maturing May 31, 2007.

The working capital facilities have no commitment fees and applicable interest rates are dependent upon the prevailing rates when the facility is utilized. At December 31, 2006 and 2005, no amounts were outstanding under these facilities.

6. Share capital

(a) Authorized

The authorized capital of Aur consists of an unlimited number of common shares and an unlimited number of Class A shares, issuable in series.

(b) Issued and outstanding

	2006		2005	
	Shares	Amount	Shares	Amount
	#000's	$	#000's	$
Common shares				
Balance – beginning of year	96,306	183,654	94,401	178,269
Issued during the year –				
Share purchase options exercised	1,853	10,975	1,905	5,385
Balance – end of year	98,159	194,629	96,306	183,654

(c) Stock-based compensation plans

At December 31, 2006, Aur had one stock-based compensation plan, a common share purchase option plan (the "Plan"), which is described below.

The Plan is for directors, officers and certain senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over specified terms. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on the Toronto Stock Exchange and trade in Canadian dollars and on the Santiago Stock Exchange where they trade in United States dollars.

The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at December 31, 2006:

Outstanding				Exercisable	
Range of exercise prices per share	Balance	Weighted average months remaining	Weighted average exercise price per share	Balance	Weighted average exercise price per share
CDN$	#000's	#	CDN$	#000's	CDN$
3.30 to $6.45	417	31	5.58	172	5.79
6.50 to $10.40	336	40	7.64	46	7.61
11.21 to $14.10	515	48	12.28	215	11.85
16.45 to $25.51	425	56	18.00	142	18.21
	1,693			575	

The number of stock options outstanding at December 31, 2006 represents 1.7% of Aur's issued and outstanding common shares.

The following table summarizes information regarding Aur's common share purchase options as at and for the years' ended December 31, 2006 and 2005:

	2006		2005	
	Shares	Weighted average exercise price per share	Shares	Weighted average exercise price per share
	#000's	CDN$	#000's	CDN$
Balance – beginning of year	2,876	6.94	2,465	3.56
Granted	670	16.41	2,316	7.61
Exercised	(1,853)	6.53	(1,905)	3.37
Balance – end of year	1,693	11.15	2,876	6.94
Exercisable – end of year	575	11.28	845	6.71

For purposes of stock-based compensation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0.4% (2005 – 1.2%), expected volatility of 39% (2005 – 42%), risk-free interest rate of 4.8% (2005 – 3.5%) and expected life of 27 months (2005 – 27 months). The unamortized stock based compensation amounts will be expensed as follows:

	$
2007	2,094
2008	2,465
2009	1,572
2010	3,370
2011	3,308
	12,809

(d) Earnings per share

	2006	2005
	$	$
(i) Basic		
Numerator:		
Net earnings available to shareholders	293,718	142,277
Denominator:		
Weighted average shares outstanding	97,201	95,307
Basic earnings per share	3.02	1.49
(ii) Diluted		
Numerator:		
Net earnings available to shareholders	293,718	142,277
Denominator:		
Weighted average shares outstanding	97,201	95,307
Potential net incremental issuance of shares from share options	674	401
Potential net incremental issuance from stock-based compensation	30	126
Shares outstanding plus assumed issuances	97,905	95,834
Diluted earnings per share	3.00	1.48

7. Interest and other

	2006	2005
	$	$
Interest on obligation under capital leases	466	547
Interest and other income	(27,167)	(9,525)
Interest and other financing costs	131	675
Foreign exchange	399	147
Gain on sale of marketable securities	–	(1,864)
Loss (gain) on disposal of property, plant and equipment	9	(684)
Miscellaneous	532	328
	(25,630)	(10,376)

8. Income and resource taxes

(a) Geographic components

The geographic components of earnings (loss) before taxes and non-controlling interests were as follows:

	2006	2005
	$	$
Earnings (loss) before taxes and non-controlling interests:		
Canada	(18,684)	1,047
Chile	509,962	221,816
Other	5,241	230
	496,519	223,093

The geographic components of the tax expense (recovery) were as follows:

	2006	2005
	$	$
Current:		
Canada	5	2,106
Chile	97,416	30,402
Other	(2)	(16)
	97,419	32,492
Future:		
Canada	–	–
Chile	(4,041)	7,620
	(4,041)	7,620
	93,378	40,112

(b) Income and resource taxes reconciliation

The reconciliation between taxes calculated by applying the statutory tax rate to pre-tax income and income tax expense is as follows:

	2006	2005
	$	$
Earnings before taxes and non-controlling interests	496,519	223,093
Canadian combined, federal and provincial income tax rate	36%	32%
Expected income taxes	178,747	71,390
Tax effect of:		
Foreign taxes at different rates	(90,211)	(32,679)
Foreign exchange losses	3,585	3,015
Stock based compensation	789	540
Non-taxable income	–	(1,315)
Resource allowance	–	(827)
Quebec mining duties	–	2,116
Other	468	(2,118)
	93,378	40,122
Large corporations tax	–	(10)
Income tax expense	93,378	40,112

(c) Future income and resource taxes and loss carryforwards

As at December 31, the significant components within Aur's future tax assets (liabilities) were as follows:

	2006	2005
	$	$
Capital losses	1,706	1,665
Property, plant and equipment	(19,226)	(13,872)
Canadian resource deductions	20,483	12,863
Reclamation liabilities	5,052	5,044
Non-capital losses	3,604	5,084
Other	1,746	605
Net future income tax asset (liability) before valuation allowance	13,365	11,389
Valuation allowance	(30,834)	(32,899)
Net future income tax asset (liability)	(17,469)	(21,510)
Less future tax liability	20,856	24,897
Future tax asset	3,387	3,387

In computing the income tax liability, no amount has been recorded in respect of the potential net 18% withholding taxes which would arise should Aur's Chilean subsidiaries distribute income to Aur's non-Chilean subsidiaries on the basis that it is Aur's intention that the Chilean subsidiaries will reinvest such income in Chile or elsewhere.

Aur has Canadian resource deductions of $58,501 (2005 – $58,662) which were categorized as successored for purposes of the Income Tax Act (Canada). No amount has been taken into account with respect to these losses in determining Aur's net future income tax asset.

9. Supplementary cash flow information

	2006	2005
	$	$
Net change in non-cash working capital items:		
Receivables	(9,930)	2,491
Inventories and prepaid expenses	(13,496)	(10,184)
Accounts payable and accrued liabilities (including taxes payable)	62,751	26,933
	39,325	19,240
Other information:		
Interest paid	8,438	8,438
Income, resource and capital taxes paid	64,554	11,776

10. Joint venture

Aur holds a 30% interest in the Louvicourt joint venture which is accounted for using the proportionate consolidation method. Aur's share of the revenues, assets, liabilities, cash and cash flow of the joint venture is as follows:

	2006	2005
	$	$
Mining revenues	-	27,211
Expenses	–	13,258
Earnings before taxes	–	13,953
Current assets	604	1,792
Current liabilities	1,041	1,284
Working capital	(437)	508
Assets	604	1,792
Liabilities	1,041	2,648
Net investment	(437)	(856)
Cash flow from (used by):		
Operating activities	(905)	20,741
Financing activities	-	343
Investing activities	–	1,531
Net cash flow	(905)	22,615
Cash	584	1,489

11. Geographic distribution of segmented information

	2006		2005	
	Mining revenues	Property, plant and equipment	Mining revenues	Property, plant and equipment
	$	$	$	$
Canada	–	126,553	27,211	38,950
Chile	738,282	268,029	419,734	249,522
	738,282	394,582	446,945	288,472

There were no significant inter-segment sales or transfers.

Aur sold 100% of its copper and zinc concentrates produced by the Canadian Louvicourt segment in 2005 to Falconbridge Ltd. Cathode copper produced by the Chilean Andacollo and Quebrada Blanca segments was sold to a number of purchasers (see note 12 (c)).

12. Commitments

(a) Obligation under capital leases

The following is a schedule of future minimum lease payments for mobile mining equipment under capital leases expiring in various periods up to 2011:

	$
2007	4,645
2008	3,945
2009	3,411
2010	1,951
2011	888
Total lease payments	14,840
Less interest	(1,400)
Total present value of lease payments	13,440
Current portion	(4,127)
	9,313

(b) Operating leases

Aur has other commitments under various mining equipment and office operating lease agreements as follows:

	$
2007	1,014
2008	901
2009	748
2010	656
2011	488
	3,807

(c) Copper cathode sales agreements

(i) Pursuant to sales agreements with a metals trading entity, Aur has committed to deliver approximately 500 tonnes, or approximately 7.5% of Quebrada Blanca's estimated monthly copper cathode production to the purchaser during 2007. Aur generally receives payments on presentation of documents for shipment in Chile. The settlement price is equal to the London Metals Exchange ("LME") average cash settlement price for copper for the second month subsequent to the month of sale ("M+2") plus an agreed upon premium.

(ii) Pursuant to a sales agreement with a metals trading entity, Aur has committed to deliver 1,200 tonnes, or approximately 75% of Andacollo's estimated monthly copper cathode production to the purchaser during 2007. Aur generally receives payments on presentation of documents for shipment in Chile. The settlement price is equal to the LME average cash settlement price for copper for the second month subsequent to the month of sale ("M+2") plus an agreed upon premium.

(d) Copper price participation agreements

(i) Andacollo

ENAMI is entitled to receive from dividends declared by CDA, in the event the average sales price per pound of copper sold by CDA in any calendar year exceeds certain United States inflation-adjusted threshold prices for such year, a payment based on a sliding scale percentage of the total dividends paid by CDA in respect of such year. CDA has determined that no dividends will be declared in 2007, 2008 and 2009 as cash balances will be retained for the purposes of funding a portion of the capital expenditures to develop the Andacollo Hypogene Deposit which is scheduled to begin production by late 2009. As at December 31, 2006, the inflation adjusted copper prices to be utilized for purposes of the foregoing and the percentage of dividends paid that ENAMI is entitled to receive as an additional payment were, respectively, as follows: $1.47 to $1.58 per pound, 1%; $1.59 to $1.72 per pound, 2%; $1.73 to $1.85 per pound, 3%; $1.86 to $1.99 per pound, 4%; $2.00 or greater per pound, 5%.

(ii) Quebrada Blanca

Teck Cominco is entitled to a copper price participation of $2.5 million quarterly beginning in 2007 to a maximum of $10 million on or before December 31, 2012 if the United States inflation adjusted copper prices exceeds a threshold amount, which was $1.30 per pound at December 31, 2006. Aur paid Teck Cominco $10 million on January 7, 2005 for 2004, $10 million on January 6, 2006 for 2005 and accrued a further $10 million liability for 2006 at December 31, 2006 as the copper price exceeded the threshold amount in those years. Aur's property, plant and equipment assets at Quebrada Blanca are increased by these accruals with amortization commencing once payment to Teck Cominco is made. On January 10, 2007 the $10 million payment for 2006 was made.

ENAMI is entitled to receive a per pound price participation in copper sales from the Quebrada Blanca Mine equal to 10% of the amount by which the average realized sales price per pound of copper, less transportation and certain related costs, sold by the Mine in any calendar year exceeds a specified inflation adjusted indexed price for such year. The average realized copper price for 2006 exceeded the inflation adjusted copper price for the year. Accordingly, a $32.1 million liability to ENAMI has been accrued at December 31, 2006, representing the 2006 obligation with a corresponding increase in the line item entitled "Interest and other" on the Consolidated Statements of Operations. The total liability to ENAMI for 2006 will be determined in March 2007 by which time the realized copper price for 2006 will be known due to the M+2 quotation period applicable to majority of the Quebrada Blanca production.

13. Mine closure and site restoration

2006	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Asset retirement obligations					
Balance, beginning of year	1,492	2,059	7,506	741	**11,798**
Liabilities incurred	–	–	–	2,244	**2,244**
Liabilities settled	(648)	-	-	(99)	**(747)**
Accretion expense	29	139	507	–	**674**
Adjustments to carrying value of assets	-	-	-	-	**-**
Balance, end of year	873	2,198	8,013	2,886	**13,970**
Less: current portion	(873)	–	–	–	**(873)**
	–	2,198	8,013	2,886	**13,097**
Severance	58	3,111	11,589	–	**14,758**
Less: current portion	(58)	–	–	–	**(58)**
	-	3,111	11,589	–	**14,700**
	-	5,309	19,602	2,886	**27,797**

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Asset retirement obligations					
Balance, beginning of year	2,067	2,059	7,506	717	12,349
Liabilities settled	(832)	–	–	–	(832)
Accretion expense	367	85	–	–	452
Adjustments to carrying value of assets	(110)	(85)	–	24	(171)
Balance, end of year	1,492	2,059	7,506	741	11,798
Less: current portion	(179)	-	-	-	(179)
	1,313	2,059	7,506	741	11,619
Severance	590	2,978	12,183	–	15,751
Less: current portion	(539)	–	–	–	(539)
	51	2,978	12,183	–	15,212
	1,364	5,037	19,689	741	26,831

The total undiscounted amount of estimated cash flows required to settle the asset retirement obligations is $1,364 after 2006, $5,037 after 2010 and $19,689 payable after 2016 for the Louvicourt, Andacollo and Quebrada Blanca Mines, respectively. The credit adjusted risk free rate at which the cash flows have been discounted was 6.75%. The asset retirement obligations associated with the Duck Pond Mine is included in the Corporate segment.

14. Pension plans and benefits

Defined contribution plans

Aur's non-executive Canadian employees participate in one of two defined contribution pension plans.

Aur also maintains defined contribution arrangements for certain executives as part of Aur's executive pension plan (the "Executive Plan"). Aur's contributions to these plans were $341 in 2006 and $601 in 2005.

Executive Plan and DB Plan

Aur maintains defined benefit plans (comprised of registered and non-registered elements) for six senior executives under the Executive Plan. Pension benefits under the Executive Plan are calculated based on length of service and final average earnings.

Aur also maintains a defined benefit plan (the "DB Plan") for former employees of a predecessor company. There are no active employees in the DB Plan.

Actuarial valuations for funding purposes for the Executive Plan and the DB Plan are performed at least triennially with the latest valuations completed as at January 1, 2004 and the next valuations being required as at January 1, 2007. The measurement date for the plans is December 31.

Information on the Executive Plan and DB Plan is as follows:

	2006	2005
	$	**$**
Accrued benefit obligation		
Balance – beginning of year	**11,699**	12,037
Current service cost (employer portion)	**361**	212
Interest cost	**613**	578
Plan amendments	**–**	447
Benefits paid	**(368)**	(3,419)
Decrease in obligation due to plan curtailment	**–**	(7)
Obligation being settled	**–**	(347)
Special termination benefits	**–**	726
Actuarial loss	**–**	1,097
Foreign exchange rate changes	**(780)**	375
Balance – end of year	**11,525**	11,699
Plan Assets		
Fair value – beginning of year	**12,858**	13,697
Actual return on plan assets net of actual expenses	**1,010**	519
Employer contributions	**991**	2,001
Benefits paid	**(368)**	(3,419)
Settlement payments	**–**	(347)
Foreign exchange rate changes	**(509)**	407
Fair value – end of year	**13,982**	12,858
Reconciliation of funded status		
Accrued benefit obligation – end of year	**11,525**	11,699
Fair value of plan assets – end of year	**13,982**	12,858
Funded surplus	**2,457**	1,159
Unamortized transitional obligation	**226**	280
Unamortized past service costs	**368**	418
Unamortized net actuarial gain	**(1,646)**	(772)
Accrued benefit asset	**1,405**	1,085

	2006	2005
	$	$
Components of net periodic pension cost		
Current service cost (employer portion)	362	212
Interest cost	613	578
Actual return on plan assets	(1,010)	(518)
Actuarial loss on accrued benefit obligation	(389)	1,097
Curtailment gain	–	(7)
Settlement gain	–	(7)
Special termination benefits	–	726
Plan amendments	–	447
Costs arising during the year	(424)	2,528
Differences between costs arising in the period and costs recognized in the period in respect of:		
Return on plan assets	509	71
Actuarial (gain) loss	390	(1,188)
Plan amendments	–	(402)
Transitional obligation	55	52
Net periodic pension cost recognized during the year	530	1,061
Weighted average assumptions used to calculate net periodic pension cost		
Discount rate	5.00%	5.00%
Rate of compensation increase	5.00%	5.00%
Expected rate of return on plan assets – registered plans	6.00%	6.50%
Expected rate of return on plan assets – non-registered plans	3.00%	3.25%
Weighted average assumptions used to calculate benefit obligation at end of year		
Discount rate	5.00%	6.00%
Rate of compensation increase	5.00%	5.00%
Plan assets by asset category		
Equity securities	40%	37%
Debt securities	21%	22%
CRA refundable tax account	34%	35%
Cash and other	5%	6%
Total	100%	100%

The cost of pension benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and mortality. Plan obligations are discounted using rates that reflect the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments. Plan assets are presented at fair value.

The difference between the plan assets and the benefit obligation as at January 1, 2005 has been treated as a transitional asset (obligation). The transitional asset (obligation), past service costs resulting from plan amendments and the net actuarial gain (loss) that exceeds 10 percent of the greater of the accrued benefit obligation and the value of plan assets are amortized over the average remaining service period of active employees. The average remaining service periods of the six active employees was 8.7 years. The average life expectancies of the inactive employees was 12 years.

The accrued benefit asset is included in accounts payable and accrued liabilities in Aur's consolidated balance sheets.

Benefits

Aur provides a variety of benefit plans. Benefits include life insurance and health and dental programs. Aur does not provide any non-pension post-retirement benefits other than its obligation to former employees of a predecessor company, which are not material.

15. Fair value of financial instruments

The carrying amount of cash, accounts receivable and current liabilities approximate their fair value due to the short term maturities of these instruments.

Derivatives

In January 2006, Aur entered into monthly forward sales contracts to hedge a portion of the scheduled zinc production from its wholly owned Duck Pond Deposit currently under development and thereby protected itself from the risk that falling zinc prices would reduce revenue from zinc sales from its Duck Pond Mine.

Effective January 1, 2006, Aur adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") relating to the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness testing of hedges.

Aur formally documents the relationship between the derivative and hedged item. Aur also notes the risk management objective and strategy for using the derivative, the method for assessing effectiveness and the method of accounting. This process includes linking all derivatives to specific commodities and commitments for forecasted transactions.

Aur will recognize revenue on zinc forward sales contracts when the designated production is delivered to meet the contracted commitment. The average zinc price over the term of each monthly forward contract is used to calculate the revenue from the sale.

Aur's hedging commitments arising from this transaction, which are identified, on a monthly basis, over the period July 2007 through December 2011 and cover the first 75% of estimated scheduled zinc production during the period, are:

	Zinc Forward Sales		
Year	Hedge Tonnage	Average Price $/tonne	Average Price $/lb
2007 (July – December)	12,700	1,857	0.84
2008	25,900	1,723	0.78
2009	25,900	1,584	0.72
2010	25,900	1,479	0.67
2011	25,900	1,393	0.63
	116,300	1,579	0.72

At December 31, 2006, the estimated fair value of Aur's zinc forward sales, based on a forward spot price of $1.42 per pound, was a loss of $179.9 million.

16. Contingent liability

In 2003, the Chilean Internal Revenue Service (the "IRS") issued to CMQB a notice of reassessment in respect of the deduction of certain components of guarantee fees owed to Aur and claimed as expenses by CMQB. The IRS assessed CMQB with taxes, as of November 11, 2003, of $2.9 million, including interest, penalties and inflation adjustment to such date, together with a reduction of CMQB's tax loss carry forwards in the amount of $20.2 million. CMQB contested such reassessment and, in August 2005, the Iquique Tax Court rendered a judgment confirming the IRS reassessment. CMQB appealed such judgment to the Court of Appeals of Iquique and, in October 2006, the Court of Appeals annulled such judgment. As a result, CMQB's contestation of the original IRS reassessment has been returned to the Iquique Tax Court for rehearing. It is the opinion of management and CMQB's legal counsel that CMQB's income tax filings with respect to the guarantee fees are reasonable and that the payment of the guarantee fees should not attract withholding taxes. Should the IRS ultimately be successful in its reassessment, Aur would record a pre-tax charge to earnings equal to its proportionate share of the amount of the reassessment, plus interest, penalties and inflation adjustment to the date of final judgment. At this time, the outcome of this judicial procedure cannot be determined and, accordingly, the loss, if any, has not been recorded in the consolidated financial statements.

17. Future accounting standards

In January 2005, the CICA issued three new standards relating to financial instruments. Section 3855, Financial Instruments – Recognition and Measurement, prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and at what amount - sometimes using fair value; other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented. Section 3865, Hedges, is applicable whenever an enterprise chooses to designate a hedging relationship for accounting purposes. It expands on AcG No. 13, Hedging Relationships, and Section 1650, Foreign Currency Translation by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Section 1530, Comprehensive income, introduces new rules for the reporting and display of comprehensive income. Comprehensive Income is the change in equity (net assets) of an enterprise during a reporting period from transaction and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distribution to owners.

These standards are applicable for fiscal years beginning on or after October 1, 2006. If an enterprise elects to early adopt such standards, the early adoption election must be applied to all three standards at the same time. Aur is currently reviewing the impact of these new standards.

18. Subsequent events

Andacollo – Purchase of CMP's 27% interest

On January 18, 2007, Aur purchased CMP's 27% interest in the Series A shares of CDA for $103 million in cash. This increased Aur's economic interest in CDA from 63% to 90% effective January 1, 2007. This transaction will be accounted for as a step purchase with the excess of the consideration paid over the fair value of the net assets acquired being allocated to property, plant and equipment.

Attainment of a $150 million line of credit facility

On January 25, 2007, Aur obtained a four year $150 million revolving credit facility from Canadian Imperial Bank of Commerce for general corporate purposes. Advances under the facility are secured by cash collateral provided by one of Aur's Chilean subsidiaries. On January 26, 2007, $90 million was drawn down to fund the special dividend of CDN$1.00 per share payable to Aur shareholders on January 31, 2007.

Board of Directors



James W. Gill, B.Sc., M.Sc., Ph.D., joined the Board in 1981. He is a graduate of McGill University and Carleton University and has been involved in the mining industry since 1969. He was the founder of Aur and has been President and CEO since 1981. He is also a director of Thundermin Resources Inc. and the Mining Association of Canada. Dr. Gill is 57.



Martin Claude Lepage, LL.L., M.B.A., joined the Board in 1985 and was appointed Chairman in 2001. He is a graduate of the Université de Montréal and the University of Western Ontario and has practiced law since 1965. He is the Chairman of the Corporate Governance and Nominating Committee and a member of the Audit and Compensation Committees of Aur. Mr. Lepage is 65.



Jorge Carey, LL.B., MCJ, joined the Board in 2002. He is a graduate of the Catholic University Law School in Chile and the NYU Law School in New York and has practiced law since 1966. He has been a partner of the Chilean law firm Carey & Cia. since 1975 and has served as the Chairman of its Executive Committee since 1987. Mr. Carey is also a director of Compañía Cervecerías Unidas S.A., Empresas Melón S.A., Enaex S.A., Masisa S.A. and Moneda Chile Fund. He is a member of the Environment, Health and Safety Committee. Mr. Carey is 64.



Douglas M. Deruchie, B.Comm., C.A. joined the Board in 2004. He is a graduate of Carleton University and is currently the Vice President, Finance of Reitmans (Canada) Limited. Prior to joining Reitmans in1994, he was the Senior Tax Partner, KPMG Montreal and a member of the KPMG Partnership Board. He is the Chairman of the Audit Committee of Aur. Mr. Deruchie is 63.



William J.A. Kennedy joined the Board in 1984. Mr. Kennedy is a business graduate of the Ryerson Institute of Technology. He has been actively involved in the investment business since 1960 and was Vice-President of Crownex from 1985 to 1990. Mr. Kennedy has, since 1990, been an independent business consultant. He is a member of the Audit, the Compensation and the Corporate Governance and Nominating Committees of Aur. Mr. Kennedy is 68.



Peter McCarter, B.A., LL.B, M.B.A., joined the Board in 1985. He is a graduate of the University of Toronto and York University. Mr. McCarter practiced law at the firm Aird & Berlis from 1978 to 1989 following which he joined Aur. He is currently Executive Vice-President, Corporate Affairs and Secretary of Aur and is also a director of Thundermin Resources Inc. Mr. McCarter is 54.



William J. Robertson, B.Sc., Eng., joined the Board in 1992. Mr. Robertson is a graduate of the University of Alberta and the Sloan School of Management. He worked for Cominco Ltd. from 1961 to 1997 and was Chief Operating Officer from 1993 to 1997. Mr. Robertson was Executive Vice-President and Chief Operating Officer of Agrium Inc. from 1998 to 2000. He is the Chairman of the Compensation and the Environment, Health and Safety Committees and a member of the Corporate Governance and Nominating and the Audit Committees of Aur. Mr. Robertson is 66.



Howard R. Stockford, B.Sc., P.Eng., joined the Board in 1984. He is a graduate of the Royal School of Mines, Imperial College, London University and has been involved in the mining business since 1962. Mr. Stockford joined Aur in 1983 and was Executive Vice-President until his retirement at the end of 2004. He is a member of the Environment, Health and Safety Committee. Mr. Stockford is 65.

Corporate Information

EXECUTIVE OFFICERS

James W. Gill, Ph.D.
President and Chief Executive Officer

David W. Brace, P.Geo.
Executive Vice-President, Business Development

Ed Guimaraes, C.A.
Executive Vice-President, Finance and Chief Financial Officer

David J. Libby, P.Eng.
Executive Vice-President, Mining Operations

Peter McCarter, LL.B.
Executive Vice-President, Corporate Affairs and Secretary

SENIOR MANAGEMENT

Christian Arentsen
Vice-President, Finance South America

W. Andrew Falls
Vice-President, Marketing and Sales

Richard Leclerc
Vice-President, Mining Operations, South America

Edmund J. Stuart
Vice-President, Development Projects

Andrés Verdugo
Vice-President, Corporate Affairs, South America

Nigel Walls
Vice-President, Business Development, London Office

Guy Belleau
Mine Manager, Duck Pond Mine

Victor Pinto
Mine Manager, Quebrada Blanca Mine

Piero Venturini
Mine Manager, Andacollo Mine

Kathryn J. Robinson
Assistant Corporate Secretary

AUDITORS

PricewaterhouseCoopers LLP
Toronto, Canada

LEGAL COUNSEL

Heenan Blaikie LLP
Toronto, Canada

Carey y Cia. Ltda.
Santiago, Chile

Philippi, Yrarrázaval, Pulido & Brunner
Santiago, Chile

REGISTRAR & TRANSFER AGENT

Computershare Investor Services Inc.

KEY SUBSIDIARIES

Compañía Minera Aur Resources Chile Ltda.

Compañía Minera Carmen de Andacollo

Compañía Minera Quebrada Blanca S.A.

STOCK EXCHANGE LISTING

Toronto Stock Exchange
Santiago Stock Exchange
Symbol – AUR

ANNUAL MEETING

The Annual and Special Meeting of shareholders of the Corporation will be held at 4:30 pm on Thursday, May 3, 2007, at the National Club, 303 Bay Street, Toronto, Canada.

Offices

Head Office

1 Adelaide Street East
Suite 2501
Toronto, Ontario, Canada
M5C 2V9
Telephone: 416-362-2614
Fax: 416-367-0427
E-mail: info@aurresources.com
www.aurresources.com

Santiago Office

Avenida Vitacura, 2939
Piso 24
Las Condes, Santiago, Chile
Telephone: 56-2-464-5700
Fax: 56-2-464-5794

Business Development Offices

Toronto, Canada
Santiago, Chile
London, England

Quebrada Blanca Mine

Vivar 493, Piso 2 y 3
Iquique
I Region, Chile

Iquique Office:
Telephone: 56-57-528-100
Fax: 56-57-528-102

Mine Site:
Telephone: 56-57-528-200
Fax: 56-57-528-264

Andacollo Mine

Camino a Chepiquilla s/n
Casilla 3, Andacollo
IV Region, Chile
Telephone: 56-51-431-589
Fax: 56-51-431-587

Duck Pond Mine

30-32 Route 370
P.O. Box 9
Millertown, Newfoundland, Canada
A0H 1V0
Telephone: 709-852-2195
Fax: 709-852-2196


Duck Pond Mine
London, England
Toronto, Ontario
Head Office
Mine
Construction Project
Business Development Office
Quebrada Blanca Mine
Andacollo Mine
Santiago, Chile
Andacollo Hypogene Project

Designed and produced by Daworx Graphics Inc. | Printed in Canada

Electrowinning Plant – Quebrada Blanca Mine





Aur RESOURCES INC.

www.aurresources.com

EXEMPTION #
82-4624

Aur
RESOURCES INC.

RECEIVED
2007 JUN -6 A 5:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Suite 2501, 1 Adelaide Street East
Toronto, Ontario M5C 2V9
Telephone: (416) 362-2614
Facsimile: (416) 367-0427
E-mail: info@aurresources.com
Website: www.aurresources.com

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 2 1 2007
WASH, D.C.
210

NOTICE OF
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting (the "Meeting") of shareholders of Aur Resources Inc. (the "Corporation") will be held in the Main Dining Room, National Club, 303 Bay Street, Toronto, Ontario on

Thursday, May 3, 2007

at the hour of 4:30 o'clock in the afternoon, local time, for the following purposes:

1. to receive and consider the Annual Report, including the financial statements of the Corporation and the Auditors' Report thereon, for the year ended December 31, 2006;
2. to elect directors;
3. to appoint auditors and authorize the directors to fix the remuneration of the auditors;
4. to consider and, if thought advisable, approve certain amendments to the Corporation's stock option plan; and
5. to transact such other business as may properly come before the Meeting or any adjournments thereof.

A copy of the said Reports and financial statements, an Information Circular (the "Circular") and a form of proxy accompany this Notice.

DATED the 15th day of March, 2007

BY ORDER OF THE BOARD,

President and Chief Executive Officer

Shareholders are entitled to vote at the Meeting either in person or by proxy. If it is not your intention to be present at the Meeting, you may exercise your right to vote through the use of a proxy as described in the Circular.

INFORMATION CIRCULAR

Dollar amounts set forth in this Information Circular are, except as indicated, stated in Canadian dollars.

Solicitation of Proxies

This Information Circular (the "Circular") is furnished in connection with the solicitation by the management of Aur Resources Inc. (the "Corporation") of proxies to be used at the Annual and Special Meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by management of the Corporation at nominal cost. The cost of any such solicitation by management will be borne by the Corporation.

The Corporation may pay the reasonable costs incurred by persons who are the registered owners of shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular, the Annual Report and form of proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

Registered and Non-Registered Shareholders

Shareholders of the Corporation are either registered or non-registered. Only a relatively small number of shareholders are registered. Registered shareholders hold shares of the Corporation registered in their own names on the records of the Corporation rather than holding such shares through an intermediary. (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans.) Most shareholders are non-registered because their shares are registered in the name of either (a) an intermediary with whom the non-registered shareholder deals in respect of their shares, or (b) a clearing agency (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant.

Only registered shareholders or duly appointed proxyholders will be permitted to vote at the Meeting. Non-registered shareholders may vote through a proxy or attend the Meeting to vote their own shares only if, before the Meeting, they communicate instructions to the intermediary or clearing agency that holds their shares. Instructions for voting through a proxy, appointing a proxy-holder and attending the Meeting to vote are set out in this Circular.

A shareholder may receive multiple packages of Meeting materials if the shareholder holds shares of the Corporation through more than one intermediary or if the shareholder is both a registered shareholder and a non-registered shareholder for different share-holdings. Any such shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each shareholding to ensure that all the shares from the various shareholdings are represented and voted at the Meeting.

This Circular and accompanying materials are being sent to both registered and non-registered shareholders of the Corporation. In the case of non-registered holders, these materials have been sent directly to such holders with such holder's name, address and shareholdings having been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on such holder's behalf.

By choosing to send these materials directly to shareholders, the Corporation (and not the intermediary holding a shareholder's shares on such shareholder's behalf) has assumed responsibility for delivering these materials to such shareholder and executing such shareholder's proper voting instructions. Shareholders should return their voting instructions as specified in the request for voting instructions.

Objecting and Non-Objecting Shareholders

There are two kinds of non-registered or beneficial owners of shares of the Corporation: those who object to their name being made known to the Corporation (called OBO's for Objecting Beneficial Owners) and those who do not so object (called NOBO's for Non-Objecting Beneficial Owners). National Instrument 54-101 *Communication with Beneficial Owners of Securities of Reporting Issuers* of the Canadian Securities Administrators (the "CSA") permits the Corporation to directly deliver proxy-related materials to its NOBO's. As a result, NOBO's can expect to receive a Voting Instruction Form ("VIF") from the Corporation's registrar, Computershare Investor Services Inc. ("Computershare"). These VIF's are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF. Computershare will tabulate the results of the VIF's received from NOBO's and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIF's it receives.

Voting by Proxy

Shareholders who are unable to be present at the Meeting may vote through the use of proxies. Shareholders should convey their voting instructions using one of the three voting methods available: (i) use of the VIF or form of proxy to be returned by mail or delivery, (ii) use of the telephone voting procedure, or (iii) use of the Internet voting procedure. By conveying voting instructions in one of the three ways, shareholders can participate in the Meeting through the person or persons named on the VIF or form of proxy.

To convey voting instructions through any of the three methods available, a shareholder must locate the VIF or form of proxy, one of which is included with the Circular in the package of Meeting materials sent to all shareholders. The VIF is a white, computer scannable document with red squares marked "X" and is sent to most non-registered shareholders. The form of proxy is a form headed "Form of Proxy" (the "form of proxy") and it is sent to all registered shareholders and a small number of non-registered shareholders.

Mail

A shareholder who elects to use the paper voting procedure should complete the VIF or form of proxy. If the form of proxy is already signed, do not sign it again. Complete the remainder of the VIF or form of proxy. Ensure that the form is dated and signed at the bottom. Completed VIF's should be returned to the relevant intermediary in the envelope provided and should be received by the cut-off date shown on the VIF. Completed forms of proxy should be returned in the envelope provided to the Corporation's registrar, Computershare Investor Services Inc., 100 University Avenue, Toronto, Ontario, M5J 2Y1 no later than 4:30 p.m. (local time, Toronto, Ontario) on May 1, 2007 (or the second last business day before any adjournment of the Meeting).

Telephone or Internet

Shareholders may convey their voting instructions using a touch-tone telephone or the Internet. The relevant toll-free telephone number or website address is set out on the VIF or form of proxy. Shareholders should follow the instructions given over the telephone or through the Internet to cast their vote. When instructed to enter a control number or holder account number and proxy access number, refer to the VIF or the form of proxy. Votes conveyed by telephone or the Internet must be received no later than the cut-off time given on the VIF or the form of proxy.

Appointing a Proxyholder

Shareholders unable to attend the Meeting in person may participate and vote at the Meeting through a proxyholder. The persons named on the form of proxy as proxyholders to represent shareholders at the Meeting, being Messrs. James W. Gill, Martin Claude Lepage and Peter McCarter, are directors and/or senior officers of the Corporation. **A shareholder has the right to appoint a person or company other than those named above to represent such shareholder at the Meeting.** A non-registered shareholder who would like to attend the Meeting to vote must appoint himself or herself proxyholder. To appoint a person other than Messrs. Gill, Lepage or McCarter as proxyholder, strike out the names on the VIF or form of proxy and write the name of the person such shareholder would like to appoint as such shareholder's proxyholder in the blank space provided. That person need not be a shareholder of the Corporation.

Non-registered shareholders appointing a proxyholder using a VIF should fill in the rest of the form indicating a vote "for", "against" or "withhold", as the case may be, for each of the proposals listed, sign and date the form and return it to the relevant intermediary or clearing agency in the envelope provided by the cut-off time given on the form. Proxyholders named on a signed form of proxy will be entitled to vote at the Meeting upon presentation of the form of proxy. No person will be entitled to vote at the Meeting by presenting a VIF.

Alternatively, any shareholder may use the Internet to appoint a proxyholder. To use this option, access the website address printed on the VIF or form of proxy and follow the instructions set out on the website. Refer to the control number or holder account number and proxy access number printed on the VIF or form of proxy when required to enter these numbers.

Revocation of Voting Instructions or Proxies

Voting instructions submitted by mail, telephone or through the Internet using a VIF will be revoked if the relevant intermediary receives new voting instructions before the close of business on May 1, 2007 (or the second last business day before any adjournment of the Meeting).

Proxies submitted by mail, telephone or through the Internet using a form of proxy may be revoked by submitting a new proxy to Computershare before 4:30 p.m. (local time, Toronto, Ontario) on May 1, 2007 (or the second last business day before any adjournment of the Meeting). Alternatively, a shareholder who wishes to revoke a proxy may do so by depositing an instrument in writing to such effect addressed to the attention of the Corporation's Secretary and executed by the shareholder or by the shareholder's attorney authorized in writing. Such an instrument must be deposited at the registered office of the Corporation, located at Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9, before the close of business on May 1, 2007 (or the second last business day before any adjournment of the Meeting). On the day of the Meeting or any adjournment thereof, a shareholder may revoke a proxy by depositing an instrument in writing to such effect with the chair of the Meeting; however, it will not be effective with respect to any matter on which a vote has already been cast.

In addition, a proxy may be revoked by any other manner permitted by law.

Voting of Proxies

The persons named in the enclosed form of proxy will vote, or withhold from voting, the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted for the election of directors, for the appointment and remuneration of auditors and for the proposed amendments to the Corporation's Stock Option Plan, all as stated under the relevant headings in this Circular. The enclosed form of proxy confers discretionary authority upon the persons named therein to exercise their judgement and to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date hereof, the management of the Corporation knows of no such amendments or variations or of any other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Shares and Principal Holders Thereof

On March 15, 2007, the Corporation had outstanding 98,474,706 common shares, each carrying the right to one vote per share. Shareholders registered on the books of the Corporation (or their respective proxies) at the close of business on March 8, 2007 are entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, there are no shareholders beneficially owning directly or indirectly or exercising control or direction over greater than 10% of the common shares of the Corporation as at March 15, 2007.

Election of Directors

Under the articles of the Corporation, the board of directors of the Corporation (the "Board") may consist of a minimum of three members and a maximum of 12 members. The number of directors within such range is currently set at eight directors. It is proposed that the persons named as nominees hereunder will be nominated at the Meeting. All directors are elected annually and all of the said nominees are presently directors of the Corporation. Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting of shareholders or until such director's office is vacated prior to such time.

The following table states the names of all of the persons proposed to be nominated for election as directors, their principal occupation, the date on which each became a director of the Corporation and the number of shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at March 15, 2007:

Name	*Principal Occupation* (1)	*Director Since*	*Common Shares Owned* (2)
Jorge Carey (6) Santiago, Chile	Barrister and Solicitor, Senior Partner and Chair of Carey y Cia.	April 25, 2002	52,000
Douglas M. Deruchie (3) Montreal, Quebec	Vice-President, Finance and Chief Financial Officer, Reitmans (Canada) Limited, an apparel retailer	December 2, 2004	30,000
James W. Gill Toronto, Ontario	President and Chief Executive Officer of the Corporation	September 14,1981	1,351,166
William J.A. Kennedy (3) (4) (5) Marmora, Ontario	Business Consultant	March 20, 1984	20,000
Martin Claude Lepage (3) (4) (5) St. Lambert, Quebec	Barrister and Solicitor, Retired	May 16, 1985	28,913
Peter McCarter Toronto, Ontario	Executive Vice-President, Corporate Affairs and Secretary of the Corporation	May 16, 1985	30,000
William J. Robertson (3) (4) (5) (6) South Surrey, British Columbia	Retired Executive	March 31, 1992	11,000
Howard R. Stockford (6) Toronto, Ontario	Mining Consultant	March 20, 1984	11,001

Notes:

(1) The principal occupations of each of the directors for at least the past five years and the other boards of directors of public companies on which each such director also serves (if any) are set forth below:

Mr. Carey has held his current occupation for the past five years and is also a director of Compañía Cervecerías Unidas S.A., Empresas Melón S.A., Enaex S.A., Masisa S.A., Terranova S.A. and Moneda Chile Fund.

Mr. Deruchie has held his current occupation for the past five years. He serves on no other boards of directors of public companies.

Dr. Gill has held his current occupation for the past five years and is also a director of Thundermin Resources Inc. ("Thundermin") and Compressario Corporation ("Compressario").

Mr. McCarter has been the Executive Vice-President, Corporate Affairs and Secretary of the Corporation since December, 2004 and, prior thereto, was the Vice-President and Secretary of the Corporation. Mr. McCarter is also a director of Thundermin and Compressario.

Mr. Robertson has been retired for the past five years. He serves on no other boards of directors of public companies.

Mr. Kennedy has held his current occupation for the past five years and serves on no other boards of directors of public companies.

Mr. Lepage was, prior to January 1, 2005, a barrister and solicitor with the law firm Stikeman Elliott and serves on no other boards of directors of public companies.

Mr. Stockford was Executive Vice-President of the Corporation until December, 2004, when he retired. Mr. Stockford is also a director of Nuinsco Resources Limited and Agnico-Eagle Mines Limited.

(2) The information as to shares beneficially owned or over which control or direction is exercised has been furnished by the respective nominees individually.

(3) Member of the Audit Committee. The Canada Business Corporations Act and applicable securities legislation require the Corporation to have an audit committee.

(4) Member of the Compensation Committee.

(5) Member of the Corporate Governance and Nominating Committee.

(6) Member of the Environment, Health and Safety Committee.

(7) The Corporation has no executive committee.

To the knowledge of the Corporation, no director or executive officer of the Corporation is or has been, in the last 10 years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except that each of Messrs. Gill and McCarter were officers and directors of Compressario when it became subject to a cease trade order for failure to file financial statements on May 22, 2003 and which is insolvent and has ceased to operate as a going concern.

To the knowledge of the Corporation, in the last 10 years, no director or executive officer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Statement of Corporate Governance Practices

General

The following describes the Corporation's current corporate governance practices as prescribed by National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("NI 58-101") of the CSA. NI 58-101 generally addresses the constitution of boards of directors and board committees, their functions, their independence from management and other matters relevant to the issue of corporate governance.

Mandate of the Board

The Board has adopted a written mandate, being the Terms of Reference for the Board of Directors attached as Appendix "A" to this Circular, setting out the Board's general responsibilities and its responsibilities in relation to: the composition and organization of the Board and the management of its own affairs; management and human resources; objectives and goals; financial and corporate issues; business and risk management; policies and procedures; and compliance reporting and corporate communications. The Board has plenary power and any responsibility which is not delegated to senior management or a Committee of the Board remains with the full Board. With respect to management's responsibilities, generally, any matters of material substance to the Corporation are submitted to the Board for, and are subject to, its approval. Such matters include those matters which must by law be approved by the Board (such as share issuances), approval of the annual budget and other matters of material significance to the Corporation, including any debt or equity financings, investments, acquisitions and divestitures, and the incurring of material unbudgeted expenditures or legal commitments.

The Board does not believe that it is appropriate for it to be involved in the day-to-day management and functioning of the Corporation. It expects senior management to be responsible for the effective management of the Corporation under the direction of the President and Chief Executive Officer (the "CEO") of the Corporation, subject to the Board's stewardship responsibilities. Given the Board's overall stewardship responsibilities, the Board expects management of the Corporation to meet the following key objectives:

(i) review with the Board on an ongoing basis the Corporation's near-term and long-term strategic plans and their implementation in all key areas of the Corporation's activities in light of, among other things, evolving industry and market conditions and with a view to maximizing shareholder value. The Board also periodically holds separate strategic planning sessions to review, discuss and evaluate the Corporation's near-term and long-term strategic plans;

(ii) report, in a comprehensive, accurate and timely fashion, on the business and affairs of the Corporation generally, and on any specific matters that management considers to be of material or significant consequence for the Corporation and its shareholders and other stakeholders, including significant business risks and opportunities;

(iii) take timely action, make all appropriate decisions with respect to the Corporation's operations in accordance with all applicable legal and other requirements or obligations and within the framework of the corporate policies in effect and implement appropriate policies, procedures and processes to assure the highest level of conduct and integrity of the Corporation's management and of its employees, all in accordance with the Corporation's Code of Conduct; and

(iv) conduct a comprehensive annual budgeting process and monitor closely the Corporation's financial and operating performance in conjunction with the annual business plan and budget approved by the Board.

Composition of the Board

Multilateral Instrument 52-110 *Audit Committees* ("MI 52-110") of the CSA sets out the standard for director independence. Under MI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Corporation. Under MI 52-110, a material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Corporation. Applying the definition set out in MI 52-110, five of the eight members of the Board are independent. The members who are independent are Messrs. Jorge Carey, Douglas M. Deruchie, William J.A. Kennedy, Martin Claude Lepage and William J. Robertson. Mr. Carey, although he is the Chair and a partner of Carey y Cia., a Chilean law firm which provides legal services in Chile to certain subsidiaries of the Corporation, has been determined to be independent by the Board. Mr. Carey, except in his capacity as a member of the Board, has no active role in providing such legal services to the said subsidiaries of the Corporation and the indirect financial benefit received by Mr. Carey from Carey y Cia. as a result of the provision of such legal services is viewed as being immaterial by the Board and could not reasonably be expected to interfere with Mr. Carey's exercise of independent judgement. Messrs. James W. Gill and Peter McCarter are not independent by virtue of the fact that they are executive officers of the Corporation and Mr. Howard R. Stockford is, under MI 52-110, deemed to be not independent by virtue of the fact that he has, within the past three years, been an executive officer of the Corporation. The Board believes that the presence of Messrs. Gill, McCarter and Stockford on the Board is key to the effective corporate governance of the Corporation. The knowledge that each of these directors brings to the Board and the insight that each offers into his particular area of current or former responsibility within the Corporation has been instrumental in creating a board which functions effectively.

The independent members of the Board also meet separately without the non-independent directors being present to discuss, among other things, matters relating to the management of the Corporation, the effectiveness of the Board and the quality and content of the information provided to the Board by management of the Corporation. These meetings typically occur each time that a meeting of the Board takes place and at other times throughout the year as deemed appropriate by the Chair or any other independent director. In 2006, the independent directors of the Company so met six times. It is intended that such practice will continue in 2007.

Position Descriptions – Chair and CEO

The Board has adopted a Terms of Reference for the Board Chair which sets out the primary responsibilities of the Chair of the Board regarding the organization and efficient operation of the Board and its Committees, and communication between the Board and management. The Chair also generally attends meetings of committees of the Board of which the Chair is not formally a member. Mr. Martin Claude Lepage is currently the Chair of the Board and, as required by the above Terms of Reference, is independent.

The Board has also adopted a Terms of Reference for the CEO which sets out the primary responsibilities for the CEO. The specific corporate objectives which the CEO is responsible for meeting (aside from the overall objective of enhancing shareholder value and providing leadership in the development and implementation of strategic and other corporate objectives) are typically related to the advancement, growth, management and financing of the Corporation and its mining operations and projects and matters ancillary thereto. (See also "Report of the Compensation Committee".)

Board Committees

The Board has four committees: (i) the Audit Committee, (ii) the Compensation Committee, (iii) the Corporate Governance and Nominating Committee and (iv) the Environment, Health and Safety Committee. All such committees report directly to the Board. From time-to-time, based on need, ad hoc committees of the Board are also appointed. The Terms of Reference of each Committee provide for the appointment of a Chair to preside over meetings of that Committee and delineate the role and responsibilities of the Chair of each such Committee.

The Audit Committee

The Audit Committee is currently composed of four directors, being Messrs. Deruchie (Chair), Kennedy, Lepage and Robertson, all of whom are independent. All such members are "financially literate", as such term is used in MI 52-110 (i.e. having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the relevant entity's financial statements). Certain additional information in respect of the education and experience relevant to the performance by each member of the Audit Committee of such member's responsibilities as a member of the Audit Committee is contained under the heading "Audit Committee and Related Information" in the Corporation's 2007 Annual Information Form (the "AIF").

The Audit Committee operates under a written charter, being its Terms of Reference, a copy of which is annexed as Appendix "A" to the AIF.

The Audit Committee meets with the Corporation's CEO, Chief Financial Officer ("CFO") and financial management personnel and/or its independent auditors at least four times a year to review and assist, as part of its Terms of Reference, the Board in its oversight responsibilities relating to, among other matters, the quality and integrity of the Corporation's financial statements and MD&A, the accounting and financial reporting principles and procedures of the Corporation and the adequacy of the Corporation's systems of internal accounting control. The Audit Committee meets with the Corporation's independent auditors at least twice per year without the presence of management and as well communicates directly with such auditors as circumstances warrant. The Audit Committee reviews, among other things, the Corporation's financial reporting practices and procedures, the Corporation's annual and quarterly financial statements and MD&A prior to their issuance to shareholders and filing with regulatory agencies, actual and prospective changes in significant accounting policies and their effect, the planned scope of examinations by the Corporation's independent auditors and their findings and recommendations and the scope of audit and non-audit services provided by the independent auditors. It also recommends to the Board the independent auditors to be proposed to the shareholders for appointment at the Corporation's annual meeting and approves the remuneration of such auditors.

In response to recent regulatory initiatives in the United States and Canada, the Audit Committee has also reviewed the Corporation's use of its independent auditors for non-audit services. In 2006, the said auditors received $301,902 for audit, audit-related and tax compliance services and $30,840 for other services. The Audit Committee believes that the extent to which the Corporation uses its independent auditors for non-audit services is not significant and accordingly does not affect their independence. Further information in respect of the foregoing as well as information respecting the adoption by the Audit Committee of policies and procedures for the engagement of the Corporation's auditors to perform non-audit services for the Corporation is contained under the heading "Audit Committee and Related Information" in the AIF.

The Compensation Committee

The Compensation Committee is composed of three directors, being Messrs. Robertson (Chair), Lepage and Kennedy, all of whom are independent. The Compensation Committee makes recommendations to the Board with respect to the remuneration of the CEO and the other senior executives of the Corporation, all as described under "Executive Compensation". The Compensation Committee also advises the Board, in conjunction with the Corporation's pension consultants, on the financial and other aspects of the pension plans of the Corporation, including actuarial assumptions and the adequacy of funding. In addition, the Compensation Committee advises the Board on all other employee benefit plans (including its health and disability plans), the Corporation's stock option plan (the "Option Plan") and directors' compensation (see also "Executive Compensation").

The Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is composed of three directors, being Messrs. Lepage (Chair), Kennedy and Robertson, all of whom are independent. The Corporate Governance and Nominating Committee generally assumes responsibility for developing the approach of the Corporation to matters of corporate governance and submitting to the Board specific recommendations in respect thereto, including as to its ongoing Terms of Reference from time to time. In particular, the Corporate Governance and Nominating Committee currently has the authority and responsibility for monitoring the implementation and administration of corporate policies and guidelines adopted or recommended by regulatory authorities (including under NI 58-101) in connection with corporate governance. Included in the foregoing is the mandate to review on a periodic basis the composition of the Board to ensure that the Board is comprised of an appropriate number of qualified and experienced directors, to consider potential nominees for appointment as directors of the Corporation, to ensure that an appropriate number of such directors are independent and to recommend procedures to ensure that the Board functions independently of management. Potential board candidates are identified by current Board members, industry contacts and external advisors. The potential candidates are reviewed by the Corporate Governance and Nominating Committee and if appropriate, recommended to the Board for approval. In developing its recommendations to the Board, the Corporate Governance and Nominating Committee assesses what competencies and skills the Board as a whole should possess, what competencies and skills each current director possesses, the size of the Board and what competencies and skills new nominees will provide to the Board.

The Environment, Health and Safety Committee

The Environment, Health and Safety Committee is composed of three directors, being Messrs. Robertson (Chair), Carey and Stockford. Two members of the Environment, Health and Safety Committee, being Messrs. Robertson and Carey, are independent while the third, Mr. Stockford, is categorized as not being independent as he has been an executive officer of the Corporation within the past three years. The Board believes that the expertise and experience of Mr. Stockford, as well as his extensive knowledge of the Corporation's business and affairs, contributes significantly to the effectiveness of the Environment, Health and Safety Committee.

The Environment, Health and Safety Committee assists the Board in fulfilling its oversight responsibilities to ensure that the activities of the Corporation and its subsidiaries are conducted in an environmentally responsible manner and that the Corporation establishes and maintains appropriate health and safety policies and procedures.

Orientation and Continuing Education

The Corporation is committed to ensuring that the directors' knowledge and understanding of the Corporation's business remains current as well as to assisting its directors in the enhancement of their skills and abilities as directors. Upon joining the Board, each new director receives a comprehensive personal orientation from members of senior management covering the business and affairs and key operating practices of and current issues for the Corporation. Each director is provided with a Board Manual which is updated periodically and which, among other things, provides relevant information on the Corporation, the Board, board committees, the responsibilities of the Board and its members, the Corporation's Code of Conduct and its disclosure, insider trading and environmental policies. Generally, one Board meeting each year is held at a minesite to give directors additional insight into the Corporation's business. Given the size of the Board and the Corporation, a formal education program is not considered necessary at this time as all directors on the Board are experienced business people. Directors are, however, encouraged to participate in seminars and activities, at the Corporation's expense, that ensure directors will maintain the skills and knowledge necessary to meet their obligations as directors. As well, on occasions where it is considered advisable, the board will provide directors with information regarding topics of general interest, such as fiduciary duties and continuous disclosure obligations.

Assessments

Board effectiveness is assessed by the Board as a whole, considering the operation of the Board committees, the adequacy of information provided to directors, the quality of communication between the Board and management and the historic growth and performance of the Corporation. The Board believes that this informal assessment has permitted the Board to operate effectively.

Ethical Business Conduct

The Corporation has adopted a Code of Conduct (the "Code") to which all directors, officers and employees of the Corporation must adhere. The Code is a comprehensive set of expectations, obligations and responsibilities relating to ethical conduct, corporate reporting, conflicts of interests and compliance with legal and regulatory obligations and with the Corporation's policies, including its environmental, health and safety, non-discrimination and other policies. A copy of the Code may be examined and/or obtained through the Internet by accessing the Corporation's website at www.aurresources.com or accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Under the Code, directors, officers and employees are required to promptly report any problems or concerns and any actual or potential violation of the Code to their supervisor and, ultimately, the CEO. The Board monitors compliance with the Code by requiring management to advise it of any reports received regarding violations of the Code. The Board also requires, as at December 31st of each year, confirmation that all employees of the Corporation have read and agreed to abide by the Code.

The Corporation also has a whistleblower policy which sets out the procedures for the receipt and treatment of complaints or concerns received by the Corporation regarding any impropriety or inaccuracy in respect of its financial statement disclosure or regarding its accounting procedures or practices, internal accounting controls, auditing matters or any violations of the Code. The policy includes provision for the submission or reporting by employees (including officers) of the Corporation or others, on a confidential and anonymous basis, of any such complaints or concerns. Complaints or concerns are investigated by the Audit Committee or by persons designated by the Audit Committee.

In respect of any transactions or agreements involving the Corporation and in respect of which a director of the Corporation has a material interest or a conflict or potential conflict of interest, that director, in order that the members of the Board exercise independent judgement in respect thereto, is required to disclose such to the Board prior to any such transaction or agreement being considered by the Board and is not permitted to vote on any Board resolution with respect thereto. Should any officer similarly have any such material interest or conflict or potential conflict of interest, such officer must similarly disclose such to the Board.

Board of Directors' Meetings Held and Attendance of Directors

The following sets out the meetings of the Board and of the committees of the Board held and attendance of directors at such meetings for the year ended December 31, 2006:

Number of Board & Committee Meetings Held	
Board of Directors	8
Audit Committee	4
Corporate Governance & Nominating Committee	2
Compensation Committee	1
Environment, Health & Safety Committee	4

Summary of Attendance of Directors and Committee Members

Director	*Board Meetings Attended*	*Committee Meetings Attended*
Jorge Carey	8 of 8	4 of 4
Douglas M. Deruchie	8 of 8	4 of 4
James W. Gill	8 of 8	n/a
William J.A. Kennedy	8 of 8	7 of 7
Martin Claude Lepage	8 of 8	7 of 7
Peter McCarter	7 of 8	n/a
William J. Robertson	8 of 8	11 of 11
Howard R. Stockford	7 of 8	4 of 4

Meetings of the Board and of the committees of the Board are scheduled at regular intervals and, as well, take place as required from time to time to consider material items of business which may arise in the interim for the Corporation. In addition, the Board met as a group over a three day period in October 2006 to discuss the Corporation's overall corporate strategy.

Executive Compensation

Compensation of Executive Officers

The following table sets forth the compensation earned by the CEO and CFO as well as each of the other three most highly compensated executive officers of the Corporation (referred to collectively with the CEO and CFO as the "named executives") for the years ended December 31, 2004, 2005 and 2006:

Summary Compensation Table

		Annual Compensation		*Long-Term Compensation*	
Name and Principal Position	*Year*	*Salary ($)*	*Bonus ($)* (1)	*Securities under Options Granted* (2)	*All Other Compensation ($)*(3)
James W. Gill	2006	800,000	563,200	50,000	–
President and Chief	2005	775,000	548,000	266,666	–
Executive Officer	2004	750,000	325,000	–	–
Peter McCarter	2006	419,457	197,000	–	–
Executive Vice-President,	2005	412,445	161,500	244,444	–
Corporate Affairs and Secretary	2004	402,386	75,000	–	–
David W. Brace	2006	406,800	140,000	10,000	–
Executive Vice-President,	2005	400,000	164,000	125,000	–
Business Development	2004	US$289,000	80,000	–	–
David J. Libby	2006	308,206	131,000	–	–
Executive Vice-President,	2005	US$282,000	US$110,000	94,444	–
Mining Operations	2004	US$263,613	US$68,000	150,000	–
Ed Guimaraes(4)	2006	268,667	150,000	100,000	–
Executive Vice-President, Finance	2005	200,000	104,000	150,000	–
and Chief Financial Officer	2004	155,000	75,000	–	–

Notes:

(1) See "Report of the Compensation Committee – Annual Incentive Plan".

(2) Comprised of options to purchase common shares of the Corporation granted in the relevant year, all of which, with the exception of 75,000 of the options granted to Mr. Guimaraes in 2006, were options granted to replace pre-existing options, the original five year term of which had expired during the year. Also see "Equity Compensation Plan Information".

(3) The value of perquisites and other personal benefits for each named executive is less than the lesser of $50,000 and 10% of total annual salary and bonus of such executive.

(4) Mr. Guimaraes became the CFO on November 20, 2006, Mr. Guimaraes having prior thereto been the Vice-President and Controller of the Corporation.

Compensation of Directors

Each of the Corporation's directors, excluding the Chair of the Board and the directors who are also executive officers of the Corporation, receives a fee of $35,000 per year for serving as a director of the Corporation as well as fees of $1,000 for each directors' and committee meeting attended in person and $500 for each such meeting attended by conference telephone. The Chair of the Board receives annual remuneration of $110,000 (inclusive of all meeting attendance fees) as the Chair and a director of the Corporation. The remaining directors receive no directors' fees. The Chair of the Audit Committee receives an annual fee of $10,000 and the Chair of each of the Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee receives an annual fee of $5,000 for serving as Chair of the relevant committee. Each member of such committees (including the Chair thereof) receives an annual fee of $5,000 for serving as a member of such committee. In addition, Messrs. Carey, Gill and Lepage each respectively received fees of US$12,000, US$24,000 and US$12,000 in 2006 in respect of serving as directors of C.M. Quebrada Blanca S.A., a subsidiary of the Corporation. Directors are reimbursed for their out-of-pocket expenses incurred in attending directors' and committee meetings.

The directors are indemnified by the Corporation against all costs, charges and expenses reasonably incurred by such director in respect of any action or proceeding to which such director is made a party by reason of being a director of the Corporation, subject to the limitations in respect thereof contained in the Canada Business Corporations Act.

Directors are also eligible to be granted stock options under the Option Plan and, as at December 31, 2006, of the non-employee directors of the Corporation, Messrs. Carey and Kennedy each held options to purchase 25,000 common shares of the Corporation, Mr. Deruchie held options to purchase 91,667 common shares of the Corporation, Mr. Lepage held options to purchase 102,500 common shares of the Corporation, Mr. Robertson held options to purchase 65,000 common shares of the Corporation and Mr. Stockford held options to purchase 125,000 common shares of the Corporation. The Corporation's current policy under the Option Plan is to have granted, during any five year period, to each non-employee director options to purchase 125,000 common shares of the Corporation and to have granted the Chair of the Corporation options to purchase an additional 50,000 shares. (See also "Equity Compensation Plan Information".)

The Compensation Committee periodically reviews the compensation of the directors of the Corporation, with particular regard to the compensation of directors of comparable mining companies, and is satisfied that the current directors' compensation is appropriate.

Directors' and Officers' Liability Insurance

The Corporation currently maintains directors' and officers' liability and corporate reimbursement insurance with a $20 million annual and per occurrence limit at an annual premium for the 19 month period ended June 1, 2007 of $106,000. Generally, under this insurance, the Corporation would be reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers and individual directors and officers would be reimbursed for losses arising during the performance of their duties for which they are not indemnified by the Corporation. Excluded from coverage are illegal acts and those acts which result in personal profit. The corporate reimbursement deductible under the policy is $250,000.

Employment and Termination Agreements

The Corporation has employment agreements with two named executives, Messrs. Gill and McCarter, which provide for an indefinite term of service and for minimum annual salary increments for the said executives of not less than inflation. Each such agreement provides that in the event of the termination of the executive's employment by the Corporation (except for cause or voluntary resignation or retirement) or under circumstances where such executive's job functions, duties and/or responsibilities cease to be materially the same as those then previously undertaken by such executive, such executive is entitled to receive an amount equal to three times his then current salary (excluding bonuses). As well, upon any such termination, other non-salary benefits, including pension and health benefits and the retention of stock options of such executive, continue for a period of 36 months following termination.

The Corporation has employment and/or termination agreements with the three other named executives, Messrs. Brace, Guimaraes and Libby, as well as with seven other executives of the Corporation. Such agreements generally provide that such executive is entitled to receive an amount equal to either one or two times, depending on his or her length of service with the Corporation, of his or her then current salary (excluding bonuses and all non-salary benefits) in the event that, following a change of control of the Corporation (as defined in the agreements), such executive's employment is terminated by the Corporation or such executive's job functions, duties and/or responsibilities cease to be materially the same as those then previously undertaken by such executive.

Equity Compensation Plan Information

The following table provides information as at December 31, 2006 with respect to equity securities, in particular, common shares, issuable by the Corporation pursuant to the Option Plan, which is the only equity compensation plan of the Corporation:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,692,888	$11.15	914,414
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	1,692,888	$11.15	914,414

The Corporation maintains the Option Plan in order to provide effective incentives to directors, officers and senior management personnel of the Corporation and to enable the Corporation to attract and retain experienced and talented individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Corporation's shareholders. Options under the Option Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Corporation. Options may also be granted under the Option Plan to consultants, although none have been so granted to date. Options granted under the Option Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the options over specified time periods, such being dependent on the length of service the particular optionee has had with the Corporation as at the time of the grant. In the event a take-over bid (within the meaning of the *Securities Act (Ontario)*) is made for the common shares of the Corporation, then all unvested options thereupon become exercisable by the holder. Options are assignable only in limited circumstances, such as to an optionee's RRSP or a corporation controlled by such optionee. Options terminate immediately upon an optionee's employment with the Corporation being terminated for cause and, in the case of termination without cause, upon the expiry of 90 days from such termination (subject to the earlier expiry of the options in the normal course or as otherwise provided in any attendant severance arrangements) unless such termination is a result of the death, disability or retirement, in which case termination occurs upon the expiry of 18 months from the occurrence of the relevant event (subject to the earlier expiry of the options in the normal course). The terms of the Option Plan further provide that the exercise price at which shares may be issued under the Option Plan cannot be less than the current market price of the shares when the relevant options are granted. Further, the policies of the TSX also provide that the said exercise price of any options so granted cannot be reduced without shareholder approval.) The Option Plan was amended in 2007, in conjunction with the proposed amendments described under "Stock Option Plan Amendments", to provide that insiders (as defined by the TSX for purposes of the Option Plan) cannot at any time hold options which would entitle such insiders to purchase more than 10% of the Corporation's then issued and outstanding shares and, second, that options cannot be issued at any time to insiders that could result, if such options were to be exercised, in shares having been issued to insiders within any 12 month period that would exceed in number 10% of the Corporation's then issued and outstanding shares. As at March 15, 2007, 1,716,500 common shares, being 1.7% of the currently issued common shares of the Corporation, were issuable pursuant to unexercised options granted to such date under the Option Plan and options to purchase a further 625,414 common shares, being 0.6% of the currently issued common shares of the Corporation, remained grantable as at such date under the Option Plan. See also "Stock Option Plan Amendments".

The Corporation's current policy under the Option Plan is, during any five year period, to have granted to the CEO options to purchase up to a maximum 500,000 shares, to have granted officers at the Executive Vice-President level options to purchase up to a maximum 300,000 shares, to have granted officers at the Vice-President level options to purchase up to a maximum 200,000 shares and to have granted certain other senior management personnel options to purchase up to a maximum 125,000 shares. See also "Compensation of Directors".

Incentives to participants under the Option Plan may also be provided by the granting of stock appreciation rights. Stock appreciation rights, which can be attached to a stock option at the discretion of the Corporation at any time, entitle a participant in the Option Plan to elect, in lieu of exercising an outstanding stock option, to receive the number of shares of the Corporation equivalent in value to the difference between his or her option exercise price and the then existing market value of the common shares of the Corporation multiplied by the number of shares over which he or she could otherwise exercise his or her option. No stock appreciation rights have been granted under the Option Plan to date. The Option Plan further permits the Corporation to loan monies to participants in the Option Plan for purposes of funding the exercise of options or other purchases of shares of the Corporation. No such loans have been made under the Option Plan to date.

The following table sets forth the particulars of individual grants of options to purchase common shares of the Corporation made under the Option Plan during 2006 to the named executives:

Name	*Share Options Granted (#)* (1)(2)	*% of Total Options Granted to Employees in the Year*	*Exercise Price ($/Share)*	*Market Value of Shares Underlying Options on the Date of Grant ($/Share)*	*Expiration Date*
James W. Gill	50,000	13.5	12.63	12.63	March 13, 2011
Peter McCarter	–	–	–	–	
David W. Brace	10,000	2.7	13.65	13.65	January 18, 2011
David J. Libby	–	–	–	–	
Ed Guimaraes	25,000 75,000	6.8 20.3	16.45 18.70	16.45 18.70	April 27, 2011 November 20, 2011

Note:

(1) Comprised of options granted to replace pre-existing options, the original five year term of which had expired during the year, with the exception of the grant of 75,000 of the options to Mr. Guimaraes.

(2) Exercisable as to 50% thereof upon their grant, with the remaining options subject to the grant becoming exercisable on the first anniversary of the date of their grant.

The following table sets forth particulars concerning exercises of options during 2006 by each of the named executives and the fiscal year-end value of unexercised options held by the named executives:

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized [1] ($)*	*Unexercised Options at Year-end (Exercisable/Unexercisable) (#)*	*Value of Unexercised in-the-Money Options at Year-end [2] (Exercisable/Unexercisable) ($)*
James W. Gill	291,666	4,238,576	25,000 / 25,000	290,750 / 290,750
Peter McCarter	100,000	1,525,232	44,444 / –	579,994 / –
David W. Brace	113,445	1,735,282	119,444 / 17,111	1,740,359 / 298,615
David J. Libby	250,000	3,325,282	– / –	– / –
Ed Guimaraes	60,000	700,000	42,500 / 147,500	247,550 / 1,916,000

Notes:

(1) Calculated as being the closing market price of the common shares of the Corporation on the TSX on the date prior to the exercise date less the per share exercise price of the relevant options times the number of shares involved.

(2) Calculated as being the closing market price of the common shares of the Corporation on the TSX as at December 31, 2006, being $24.26, less the per share exercise price of the relevant options times the number of shares involved.

Report of the Compensation Committee

The Compensation Committee is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Corporation as well as, among other things and as described under "Compensation Committee", with respect to the Option Plan and the Corporation's pension and other employee benefit plans. The Board (exclusive of the executive officers of the Corporation who are also members of the Board) reviews such recommendations and gives final approval to the compensation of the named executives.

The Compensation Committee of the Board consists of Mr. Robertson (Chair), Mr. Lepage and Mr. Kennedy, all of whom are independent.

Generally, the compensation provided by the Corporation to its executive officers, including the CEO, has three components: base salary and benefits, annual incentive (or bonus) compensation and long term incentive compensation in the form of stock options. The overall objective adopted by the Compensation Committee is to ensure that executive compensation is fair and reasonable, rewards management performance and is sufficient to attract and retain experienced and talented executives. This objective also recognizes the fundamental value added by a motivated and committed management team. The Compensation Committee also believes that compensation design must recognize the cyclical nature of the mining industry.

Base Salary

Base salary is the principal component of each named executive's overall compensation. In terms of the setting of base salaries, the Compensation Committee reviews and considers the individual performance of the CEO and of each other executive officer and compares executive compensation for other companies operating in the mining industry and, in particular, compares such compensation to the compensation paid by other Canadian public mining companies having in excess of 1,000 employees. Two executive officers, being Messrs. Gill and McCarter, have employment contracts with the Corporation which provide that the annual base salary of such executive is subject to an increase of not less than inflation in each year (see "Employment and Termination Agreements").

The base salary paid by the Corporation to the CEO in 2006 was $800,000, compared to the average base salary of $735,071 paid to the chief executive officers of the comparison group, while the CEO's base salary plus bonus paid in 2006 was $1,363,200, compared to the average base salary plus bonus of $1,373,730 of the chief executive officers of the comparison group. In setting the salary for the subsequent year awarded to the CEO, the Compensation Committee reviews the achievements of the CEO measured against established objectives for each year and giving consideration to the overall performance of the Corporation as well as salaries within the industry CEO comparison group. Special emphasis is placed by the Compensation Committee on the performance of the CEO with respect to leadership and strategic issues, including strategic planning. In setting the compensation of the other executive officers of the Corporation, the Compensation Committee, in addition to its review of the comparison group data, also reviews independently and with the CEO a report prepared by the CEO evaluating each senior executive's performance during the year. Also included in such overall assessments are specific initiatives undertaken in the year by the Corporation that have advanced the growth and progress of the Corporation and the enhancement of shareholder value during the year.

Annual Incentive Plan

Commencing in 2005, the Corporation introduced an executive incentive bonus plan (the "EIBP") in which the CEO and each of the other named executives, all of whom are Executive Vice-Presidents of the Corporation, participate. Annual incentive awards under the EIBP are based on target award levels, expressed as a percentage of base salaries, and on the achievement of pre-established corporate and individual performance objectives. Under the EIBP, a range of bonus opportunity is established for the named executives, being as follows:

Level	*EIBP Target (% of base salary)*	*Corporate Performance Weighting*	*Individual Performance Weighting*	*Minimum/Maximum Award*
CEO	50%	70%	30%	0% to 80% of base salary
EVP	40%	50%	50%	0% to 60% of base salary

The corporate performance targets are linked to measures of EDITDA margin (40%), return on equity (40%) and total shareholder return (20%). The individual performance targets are linked to quantitative and/or qualitative measures of the Corporation's health, safety and environmental performance, cost controls, growth, financial management and/or management effectiveness and constitute varying components of a named executive's individual performance weighting depending upon the job function and responsibilities of the particular named executive. For any performance measure, if the performance target is not met, no bonus is payable for that performance measure. If a performance measure target is significantly exceeded or performance has been outstanding, then an additional bonus of 10% or 30% of the bonus for that particular performance measure may also be earned.

Option Plan

The Compensation Committee is of the view that the granting of stock options is an appropriate method of providing long-term incentives to senior management of the Corporation and, in general, aligns the interests of senior management with those of the shareholders by enabling senior management to participate in the long term growth of the Corporation. Participation in the Option Plan also provides incentive to the participants to take and subsequently to continue their employment with the Corporation. In addition, the Compensation Committee is of the view that the Corporation's compensation levels and components must be consistent with industry norms and industry norms dictate that the Corporation provide a long-term compensation incentive, which is best realized by providing compensation linked to share performance. See also "Equity Plan Compensation Information" and "Stock Option Plan Amendments".

William Robertson *William Kennedy* *Martin Claude Lepage*

Performance Graph

The graph to the right compares the percentage change in the Corporation's cumulative total shareholder return on its common shares with the cumulative total return of the S&P/TSX Composite Index (the "S&P/TSX Composite Index") and the S&P/TSX Canadian Diversified Metals and Mining Total Return Index (the "S&P/TSX Mining Index") over the period from December 31, 2001 to December 31, 2006.

Five Year Cumulative Total Return on $100 Investment
December 31, 2001 – December 31, 2006



Aur Common Shares
S&P/TSX Composite Index
TSX Mining Index
$700
$600
$500
$400
$300
$200
$100
0

For the years		2002	2003	2004	2005	2006
Aur Resources Inc.	100.00	97.63	177.63	170.53	320.20	692.06
S&P/TSX Composite Index	100.00	87.56	110.96	127.03	157.68	184.89
S&P/TSX Mining Index	100.00	109.88	192.21	221.25	326.12	498.94

Notes:

(1) Assumes dividends were re-invested on the ex-dividend date.

(2) The TSX 300 Index was replaced by the S&P/TSX Composite Index on May 1, 2002. The historical values of the TSX 300 Index and the S&P/TSX Composite Index are identical for the period in question (2002 to 2006).

(3) The TSX Mining and Metals Index, phased out by the TSX in 2003, was used as a comparison in the Corporation's previous management information circulars.

Defined Benefit or Actuarial Pension Plans

Each of the named executives and two other executives of the Corporation currently participate in a defined benefit executive pension plan (the "EPP") comprised of a registered pension plan and a supplementary pension plan. The EPP is designed to attract and retain experienced and qualified individuals over the long term as part of a competitive compensation package and by providing benefits above the limits imposed on registered pension plans by the *Income Tax Act (Canada)*. The aggregate benefit provided by the EPP for each participating executive is calculated as 2% of the average of the highest five consecutive years of base salary multiplied by the years of credited service. There is no reduction of the pension for retirement after age 60 nor is there any deduction for social insurance, Canada Pension Plan or other benefits or amounts. Pursuant to the terms of the EPP, the Corporation is entitled to elect, at the time the executive retires or ceases to be employed by the Corporation, to either maintain the existence of the EPP for such participant or to elect to pay such participant the commuted value of such participant's entitlement under the EPP (excluding the entitlement provided pursuant to the registered pension plan component of the EPP (the "Registered Pension")). The commuted value is the lump sum amount equal to the actuarial present value of the participant's entitlement under the EPP, less the value of the Registered Pension, and is taxable in the hands of the recipient when paid. The Corporation can, by so paying the commuted value to the participant as aforesaid, satisfy its liability to such participant under the EPP and would thereby no longer be required to continue to make contributions on such participant's behalf under the EPP nor be required to comply with the various ongoing regulatory and administrative requirements associated therewith. It has been the Corporation's policy to date to satisfy its obligations under the non-Registered Pension portion of the EPP by paying the relevant participant the aforesaid commuted value thereof.

Pension Plan Table
Estimated Total Annual Benefit on Retirement ($)

	Years of Credited Service (1)				
Pensionable Earnings (2)	*15*	*20*	*25*	*30*	*35*
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000
900,000	270,000	360,000	450,000	540,000	630,000
1,000,000	300,000	400,000	500,000	600,000	700,000

Notes:

(1) Credited service as of December 31, 2006 for the named executives rounded to the nearest number of years, is: D. Brace-12, J. Gill-35, E. Guimaraes-12, D. Libby-13 and P. McCarter-27. In the case of Messrs. Gill and McCarter, their credited service includes an additional 10 years of credited service granted in 1994 in consideration of such individuals agreeing at that time to forego certain future guaranteed annual compensation increases.

(2) Pensionable earnings is the base salary of the relevant executive – see "Executive Compensation".

The EPP is funded annually in accordance with an actuarial valuation which is prepared triennially. The Corporation's contributions for the EPP during 2006 on behalf of the nine participants were $1.2 million. As at December 31, 2006, the Corporation's aggregate accrued and funded liabilities for all participants in the EPP were approximately $10.8 million.

Appointment of Auditors

Unless such authority is withheld, the persons named in the enclosed proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration of PricewaterhouseCoopers LLP as the auditors.

Stock Option Plan Amendments

Increase in the Number of Reserved Shares

Shareholders are being asked to consider and, if deemed advisable, approve an amendment to the Option Plan in order to increase by 3,500,000 the number of common shares reserved for issuance thereunder. When the Option Plan was initially approved by shareholders in 1983, the number of common shares that could be issued thereunder was specified as being 10% of the Corporation's issued capital from time to time and, subsequently, in April 1997, the Option Plan was amended to specify that the number of common shares that could be issued thereunder was limited to 9,000,000 shares. In the 10 years since April 1997, an aggregate of 8,458,335 common shares have been issued pursuant to the exercise of options granted under the Option Plan. A further 1,716,500 shares (or 1.7% of the Corporation's current issued capital) remain issuable pursuant to unexercised options granted to date under the Option Plan. Accordingly, the number of common shares of the Corporation currently remaining issuable under the Option Plan at March 15, 2007 pursuant to future option grants is limited to 625,414 shares (or 0.6% of the Corporation's current issued capital).

The Option Plan has been and remains a key component of the Corporation's compensation strategy for its senior management – see "Report of the Compensation Committee". As well, the grant of stock options has proven in the past to be a powerful and effective incentive in attracting and retaining experienced and talented personnel by the Corporation in a competitive global environment. If the proposed amendment to the Option Plan is not approved, the pool of options available to be granted under the Option Plan will be exhausted in approximately two years and, thereafter, as existing options expire and would otherwise be regranted (see "Equity Compensation Plan Information"), the Corporation would, in all likelihood, then be required to replace this form of compensation with compensation under an alternative, cash-based program.

Accordingly, shareholders are being asked to approve an increase by 3,500,000 in the number of common shares available for issuance under the Option Plan. Such increase constitutes potential additional share dilution of approximately 3.6% of the Corporation's current issued capital. Management is of the view that the said level recognizes the need to strike the proper balance between having a long term incentive program for senior management and directors while also addressing shareholder concerns about potential dilution caused by the granting of options pursuant to a stock option program.

The resolution to be presented for consideration at the Meeting in respect of the foregoing is as follows:

"**BE IT RESOLVED** that:

i) the Stock Option Plan of the Corporation be amended by permitting the issuance of up to an additional 3,500,000 common shares of the Corporation thereunder; and

ii) any officer of the Corporation be and is hereby authorized to execute, deliver and file all such amendments to the Stock Option Plan and other documents and do all such acts or things as may be necessary or desirable to give effect to the foregoing, including approving all revisions to the Stock Option Plan required to give effect to the intent of this resolution and/or required by the Toronto Stock Exchange or otherwise considered advisable."

Option Plan Amendment Provisions

The Option Plan currently has a general amendment provision allowing the Board to make changes or amendments to the Option Plan that are "housekeeping" in nature or are required to maintain the Option Plan's compliance with the requirements of the applicable regulatory authorities, in particular, the requirements of the Toronto Stock Exchange (the "TSX"). Effective January 1, 2005, the TSX introduced new rules regarding the procedure for amending security based compensation arrangements such as stock option plans and, on June 6, 2006, issued a Staff Notice stipulating that effective June 30, 2007, TSX listed issuers will no longer be permitted to rely on pre-existing general amendment provisions in such arrangements. As a result of the foregoing, unless an issuer incorporates and has shareholders approve a detailed amendment provision in such arrangements, all future amendments to such arrangements (no matter how immaterial) would require specific shareholder approval. Accordingly, the Corporation proposes to revise the amendment provisions of its Option Plan in accordance with the TSX Staff Notice to more clearly specify the type of amendments that will require shareholder approval.

In particular, the Corporation proposes to add to the Option Plan a provision which sets out certain specific matters with respect to which the Board cannot make amendments to the Option Plan without the approval of shareholders. These matters are:

- an increase in the maximum number of shares issuable under the Option Plan or a change from a fixed maximum number of shares to a fixed maximum percentage of issued and outstanding shares
- a reduction in the exercise price of outstanding options held by an insider, including a cancellation of outstanding options for the purpose of reissuance of such options to the same optionee at a lower exercise price
- an extension of the expiry date of an option held by an insider
- any change to the eligible participants in the Option Plan which would have the potential of broadening or increasing insider participation
- the addition of any form of financial assistance or any amendment to the existing financial assistance provisions of the Option Plan which would be more favourable to participants then the existing Option Plan provisions
- the addition of a cashless exercise feature which provides for the payment in cash or securities on exercise of options which does not provide for a deduction of the number of shares reserved for issuance pursuant to the Option Plan equal to the number of shares that would otherwise have been issuable upon the exercise of the relevant option
- the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Corporation.

In addition to the foregoing, the TSX retains the discretion to require that shareholder approval be obtained for any amendment which may lead to significant or unreasonable dilution in an issuer's outstanding securities, or which may provide additional benefits to eligible participants, especially insiders, at the expense of the issuer and its existing security holders (as TSX staff considers these types of amendments as fundamental changes to a stock option plan).

Subject to the foregoing, the existing general amendment provisions of the Option Plan will reflect the Board's continued ability to make all other amendments to the Option Plan, including, but are not limited to, with respect to the following matters:

- "housekeeping" and administrative or technical changes or changes designed to comply with the applicable laws or regulatory requirements or tax provisions
- corrections of any ambiguity, defective provision, error or omission in the provisions of the Option Plan
- the terms, conditions and/or mechanics of the granting, vesting, exercising and early expiry or termination of options
- changes to the expiry or termination provisions of options which do not entail an extension beyond the original expiry date of such options

The resolution to be presented for consideration at the Meeting in respect of the foregoing is as follows:

"**BE IT RESOLVED** that:

i) the Stock Option Plan of the Corporation be amended by specifying the amendments thereto which will, and which will not, require shareholder approval, all as described in the Management Proxy Circular of the Corporation dated March 15, 2007; and

ii) any officer of the Corporation be and is hereby authorized to execute, deliver and file all such amendments to the Stock Option Plan and other documents and do all such acts or things as may be necessary or desirable to give effect to the foregoing, including approving all revisions to the Stock Option Plan required to give effect to the intent of these resolutions and/or required by the Toronto Stock Exchange or otherwise considered advisable."

Expiry Dates during Blackout Periods

Pursuant to the Corporation's Insider Trading Policy, there are a number of periods each year during which directors, officers and certain employees of the Corporation are precluded from trading in the Corporation's securities. These periods are referred to as "blackout periods". Examples of blackout periods include where an optionee is subject to trading restrictions imposed by the Corporation under its trading "windows" policy, (i.e., after the end of a financial quarter and before the Corporation has issued its financial results for such quarter and, if applicable, year to date, typically being a period of between five and six weeks) or such period of time where the optionee is in possession of undisclosed material information (as defined under applicable securities law). As a result, currently, if an option expiration date falls within a blackout period, an optionee must exercise the option to avoid its expiry, but cannot then trade the underlying security. This may give rise to adverse tax consequences for the optionee.

The June 6, 2006 Staff Notice issued by the TSX recognized that blackout periods imposed by issuers are an example of good corporate governance and that TSX limitations on extensions of option terms were not intended to penalize persons who, under an issuer's trading policies and governance practices, are prohibited from exercising options during blackout periods. As a result, the TSX has provided that issuers may amend their stock option plans to provide a conditional extension to an option expiration date that occurs during or immediately after a blackout period. Such extension would be permitted for a limited number of days after the end of the blackout period.

Accordingly, shareholders are being asked to approve an amendment to the Option Plan to provide that, if the expiry date of an option occurs during a blackout period or within the 10 business days immediately after a blackout period imposed by the Corporation, the expiry date will be automatically extended to the date which is 10 business days after the last day of the blackout period.

The resolution to be presented for consideration at the Meeting in respect of the foregoing is as follows:

"**BE IT RESOLVED** that:

i) the Stock Option Plan of the Corporation be amended by providing for the limited extension of the expiry dates of options where such expiry date occurs within a blackout period or within the ten business days immediately following a blackout period imposed by the Corporation, all as described in the Management Proxy Circular of the Corporation dated March 15, 2007; and

ii) any officer of the Corporation be and is hereby authorized to execute, deliver and file all such amendments to the Stock Option Plan and other documents and do all such acts or things as may be necessary or desirable to give effect to the foregoing, including approving all revisions to the Stock Option Plan required to give effect to the intent of this resolution and/or required by the Toronto Stock Exchange or otherwise considered advisable."

Shareholder Approval

The foregoing amendments to the Option Plan were approved by the Board on March 15, 2007, subject to shareholder and regulatory approvals. The TSX has reviewed and conditionally approved these proposed amendments to the Option Plan, subject to shareholder approval. To be effective, each of the resolutions encompassing the foregoing amendments to the Option Plan must be approved by a majority of the votes cast by shareholders at the Meeting in respect of the relevant resolution.

The Board recommends that the aforesaid resolution be approved by shareholders. The Board considers the amendments to the Option Plan to be appropriate and in the best interests of the Corporation. The Board considers that the proposed changes will enable the Option Plan to better achieve its purpose, that these amendments also facilitate efficiency in addressing future regulatory and commercial requirements and enable the Option Plan to be reflective of the most current regulatory developments.

A copy of the Option Plan incorporating the proposed amendments may be obtained by contacting the Secretary, Aur Resources Inc., Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9. Copies of the Option Plan, as so amended, will also be available for review at the Meeting.

Shareholder Proposals for the 2008 Annual Meeting

In order to be included in the proxy material for the 2008 annual meeting of shareholders of the Corporation, shareholder proposals must be received by the Corporation at its offices at Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9, Attn: Secretary no later than December 15, 2007.

General

Management is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement. The contents and sending of this Circular have been approved by the Board.

The Corporation annually files an AIF with the various provincial securities commissions and administrators across Canada. Financial information is provided in the Corporation's audited consolidated financial statements and MD&A for its year ended December 31, 2006. Copies of the Corporation's AIF, its aforesaid financial statements and MD&A, its subsequent interim financial statements and this Circular may be obtained from the Secretary of the Corporation at Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 upon request and free of charge. Copies of the above and other disclosure documents of the Corporation may also be examined and/or obtained through the Internet by accessing the Corporation's website at www.aurresources.com or accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

By order of the Board of Directors

James W. Gill
President and Chief Executive Officer

Toronto, Ontario
March 15, 2007

APPENDIX A

TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

I. INTRODUCTION

A. The primary responsibility of the Board of Directors (the "Board") is to foster the long-term success of the Corporation.

B. The Board has plenary power.

C. These Terms of Reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II. COMPOSITION AND BOARD ORGANIZATION

A. Nominees for directors are initially considered and recommended by the Corporate Governance and Nominating Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Corporation.

B. Not less than 50% of the directors comprising the Board must qualify as "independent" directors as such term is defined in Section 1.4 of *Multilateral Instrument 52-110 Audit Committees* (the "Instrument") of the Ontario Securities Commission. Determinations as to whether a particular director satisfies the requirements for membership on the Board will be made by the Board with reference to the Instrument.

C. A quorum at any meeting of directors shall be two fifths (rounded to the nearest whole number) of the directors then in office, at least 50% of whom are "independent" directors. However, where the Board has, by resolution, delegated its decision making powers to those of its members qualified as "independent", then a resolution passed by the majority vote of those directors so qualified at the particular time and voting on the resolution shall be valid and binding on the full Board.

D. Certain of the responsibilities of the Board referred to herein may be delegated by the Board to management or to one or more committees of the Board. The responsibilities of those committees will be as set forth in their respective Terms of Reference, as amended from time to time. Any responsibility not delegated to management or a committee of the Board remains with the Board and the Board may at any time modify or rescind, in whole or in part, any such delegation of responsibilities.

III. DUTIES AND RESPONSIBILITIES

A. Managing the Affairs of the Board

The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including

i) planning its composition and size;

ii) selecting its Chair;

iii) nominating candidates for election to the Board;

iv) creating committees and appointing the members of such committees;

v) determining director compensation;

vi) assessing the effectiveness of the Board, the committees and the directors in fulfilling their responsibilities; and

vii) setting meeting schedule and annual Board calendar.

B. Management and Human Resources

The Board has the responsibility for:

i) the appointment and succession of the President/Chief Executive Officer (the "CEO") and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of his duties;

ii) approving Terms of Reference for the President/Chief Executive Officer;

iii) approving decisions relating to senior management, including:

a) the appointment of officers;

b) the compensation and benefits for executive officers;

c) the acceptance of outside directorships on public companies by executive officers; and

d) the employment contracts, termination and other special arrangements with executive officers, or other employee groups;

iv) ensuring succession planning programs are in place, including programs to train and develop management; and

v) approving certain matters relating to all employees, including:

a) the annual salary policy/program for employees;

b) new benefit programs or material changes to existing programs; and

c) material benefits granted to retiring employees outside of benefits received under approved pension and other benefit programs.

C. Objectives and Goals

The Board has the responsibility to:

i) participate with management, in the development of, and ultimately approve, the Corporation's objectives;

ii) approve annual budgets and operating plan which support the Corporation's ability to meet its objectives;

iii) approve donations policy and budget;

iv) approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Corporation;

v) approve material divestitures and acquisitions;

vi) approve major leases; and

vii) monitor operational and financial results.

D. Financial and Corporate Issues

The Board has the responsibility to:

i) take reasonable steps, through the Audit Committee, to ensure the implementation and integrity of the Corporation's internal control and management information systems;

ii) approve annual financial statements, review quarterly financial statements and approve release thereof by management;

iii) approve the Management Proxy Circular, Annual Information Form and documents incorporated by reference therein;

iv) declare dividends;

v) approve financings, changes in authorized capital, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

vi) propose external auditors for appointment by the shareholders;

vii) approve banking resolutions and significant changes in banking relationships;

viii) review coverage, deductibles and key issues regarding corporate insurance policies;

ix) approve contracts, leases and other arrangements or commitments that may have a material impact on the Corporation; and

x) approve the commencement or settlement of litigation that may have a material impact on the Corporation.

E. Business and Risk Management

The Board has the responsibility to:

i) ensure management identifies the principal risks of the Corporation's business and implements appropriate systems to manage these risks;

ii) review operating and financial performance relative to budgets or objectives; and

iii) receive, at least annually, reports from management on matters relating to environmental and human resources matters.

F. Policies and Procedures

The Board has the responsibility to:

i) approve and monitor compliance with all significant policies and procedures by which the Corporation is operated;

ii) direct management to ensure the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

iii) review at least annually the content of the Board Manual as well as significant new corporate policies or amendments to existing policies.

G. Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i) ensure the Corporation has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii) approve interaction with shareholders on all items requiring shareholder response or approval;

iii) ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

iv) ensure the financial results are reported fairly and in accordance with generally accepted accounting principles; and

v) ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation.

IV. GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A. The *Canada Business Corporations Act* (the "CBCA") identifies the following as legal requirements for the Board:

i) to manage, or supervise the management of, the business and affairs of the Corporation (CBCA s. 102(l));

ii) to act honestly and in good faith with a view to the best interests of the Corporation (CBCA s. 122(l)(a));

iii) to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (CBCA s. 122(1)(b)); and

iv) to comply with the CBCA and the regulations thereunder, and with the Corporation's Articles and By-laws (CBCA s. 122(2)).

B. It should finally be noted that the powers of the Board with respect to the following matters cannot be delegated and that no single person or committee has authority to (CBCA s. 115(3)):

i) submit to the shareholders any question or matter requiring the approval of the shareholders;

ii) fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

iii) issue securities except as already authorized by the directors;

iv) declare dividends;

v) purchase, redeem or otherwise acquire shares issued by the Corporation;

vi) pay a commission to any person in consideration of that person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

vii) approve a management proxy circular;

viii) approve a take-over bid circular or directors' circular;

ix) approve any financial statements; or

x) adopt, amend or repeal by-laws of the Corporation.

Aur
RESOURCES INC.

Suite 2501, 1 Adelaide Street East
Toronto, Ontario M5C 2V9
Telephone: (416) 362-2614
Facsimile: (416) 367-0427
E-mail: info@aurresources.com
Website: www.aurresources.com

EXEMPTION # 82-4624

RECEIVED
2007 JUN -6 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC MAIL PROCESSING
RECEIVED
MAY 21 2007
WASH. D.C. 210 SECTION

AUR RESOURCES INC.

ANNUAL INFORMATION FORM

March 15, 2007

TABLE OF CONTENTS

Caution Regarding Forward-Looking Statements

Certain of the statements that are not historical facts contained in this Annual Information Form ("AIF") (and the other disclosure documentation of Aur Resources Inc. ("Aur") such as its annual and quarterly reporting to shareholders) are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of metal production and/or metal prices, timing and the costs of the development of new deposits, cash operating costs and expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and in anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under "Business of the Company - Risk Factors and Governmental Regulation" herein and include unanticipated and/or unusual events. Most of such factors are beyond Aur's ability to control or predict.

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects

National Instrument 43-101 *Standards of Disclosure for Mineral Projects* ("NI 43-101") issued by the Canadian Securities Administrators (the "CSA") requires, among other things, that issuers ensure that all written disclosure of a scientific or technical nature, other than a news release, concerning a mineral project on a property material to the issuer identifies and discloses the relationship to the issuer of the qualified person who prepared or supervised the preparation of the technical report or other information that forms the basis for the written disclosure. A "qualified person" for purposes of NI 43-101 means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation and/or mineral project assessment, has experience relevant to the subject matter of the disclosure and is a member in good standing of a specified professional association.

Exchange Rates Table and Data

Dollar amounts set forth in this AIF are, except as indicated, stated in United States dollars. The following table sets forth for each period indicated the period-end exchange rates, the average exchange rates and the high and low exchange rates for Canadian dollars. These rates are the Bank of Canada noon rates for the purchase of one United States dollar with Canadian dollars.

	Year ended December 31,		
	2006	2005	2004
Year end	1.1654	1.1622	1.2036
Average	1.1341	1.2116	1.3015
High	1.1794	1.2734	1.3968
Low	1.1032	1.1427	1.1774

On March 15, 2007, the Bank of Canada noon buying rate was CDN$1.1758/US$1.00.

THE COMPANY

Aur is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. Its principal mining assets consist of its 76.5% shareholding interest in the Quebrada Blanca copper mine in Chile, its 90% shareholding interest in the Andacollo copper mine and the Andacollo hypogene copper-gold deposit under development in Chile and its 100% interest in the Duck Pond copper-zinc mine in Newfoundland, Canada.

Aur was originally incorporated under the Canada Business Corporations Act (the "CBCA") by articles of incorporation on September 14, 1981. Aur's current constating documents are its articles of amalgamation filed under the CBCA and dated January 1, 1999, as amended by articles of amendment dated April 26, 2002 whereunder Aur's then issued Class B shares were converted into common shares.

The following chart describes the intercorporate relationships amongst Aur and its material subsidiaries as at March 15, 2007, including the percentage of voting securities of the subsidiary owned by Aur and the jurisdiction of the subsidiary:


Aur Resources Inc. Canada
100%
100%
Canada Tungsten (Cayman) Inc. Cayman Islands
Aurcay Holdings Inc. Cayman Islands
100%
100%
Aurcay Inc. Cayman Islands
Aur QB Inc. Cayman Islands
0.002%
99.998%
4.52%
99.9%
0.1%
76.5%
Minera Canada Tungsten Chile Limitada Chile
58.48%
Compañía Minera Carmen de Andacollo Chile
27%
Compañía Minera Aur Resources Chile Limitada Chile
Compañía Minera Quebrada Blanca S.A. Chile

Unless the context otherwise requires, references herein to "Aur" may include, collectively or individually, one or more of the direct or indirect subsidiaries of Aur.

Aur's executive and registered office is located at Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 (telephone: (416) 362-2614; fax: (416) 367-0427; e-mail: info@aurresources.com; website: www.aurresources.com).

As at December 31, 2006, Aur had approximately 1,290 employees.

BUSINESS OF THE COMPANY

Quebrada Blanca Mine

Ownership Interests

The Quebrada Blanca property is owned by a Chilean private company, Compania Minera Quebrada Blanca S.A. ("CMQB"). Aur owns 90% of the Series A shares of CMQB. Inversiones Mineras S.A. ("IMSA"), a Chilean private company, owns 10% of the Series A shares and 100% of the Series C shares of CMQB. Empresa Nacional de Minera ("ENAMI"), a Chilean government entity, owns 100% of the Series B shares of CMQB. Aur's 76.5% overall shareholding interest in CMQB is derived from its 90% ownership of the Series A shares of CMQB. When combined with the Series B and Series C shares of CMQB, Aur's 90% holding of the Series A shares equates to a 76.5% interest in CMQB's total share equity. When combined with its 10% Series A shareholding, IMSA's 100% holding of Series C shares of CMQB equates to a 13.5% interest in CMQB's total share equity. ENAMI's 100% holding of Series B shares of CMQB equates to a 10% interest in CMQB's total share equity. The owners of the Series A shares of CMQB were responsible for providing, on a pro rata basis, 100% of the equity capital required to develop and bring the Quebrada Blanca mine into commercial production and remain responsible for providing any further equity capital required in connection with ongoing mine operations, including any expenditures on property, plant and equipment. The Series B shares of CMQB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 10% of the aggregate number of Series A, Series B and Series C shares of CMQB outstanding from time to time, without being required to contribute any further capital. The Series C shares of CMQB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 5% of the aggregate number of Series A, Series B and Series C shares of CMQB outstanding from time to time, without being required to contribute any further capital. ENAMI is also entitled to receive, under the by-laws of CMQB, a per pound price participation in copper sales from the Quebrada Blanca mine equal to 10% of the amount by which the average realized sales price per pound of copper, less transportation and certain related costs, sold by the mine in any calendar year exceeds a specified inflation indexed price for such year, which price, as at December 31, 2006, was $1.51/lb. The said price participation right terminates once ENAMI has received after December 31, 2006 further payments equaling an inflation indexed maximum amount, which amount, as at December 31, 2006, was $45.2 million.

Pursuant to the CMQB Shareholders Agreement, Aur is entitled to appoint four members to CMQB's board of directors, with IMSA being entitled to appoint one such member and ENAMI, so long as it owns the Series B shares, being entitled to appoint two such members.

Property Interests and Location

CMQB owns the exploitation and/or exploration rights over an area of approximately 80 square km in the immediate area of the Quebrada Blanca deposit pursuant to various mining concessions and other rights. In addition, CMQB owns surface rights covering the minesite and other areas aggregating approximately 3,150 hectares as well as certain other exploration rights in the surrounding area and certain water rights.

The Quebrada Blanca mine is located in northern Chile approximately 170 km southeast of the port city of Iquique and 1,500 km north of the city of Santiago, the capital of Chile. Access to the minesite is via road from Iquique.

The property is in the Andes at an altitude of between 4,090 and 4,400 metres. The climate is arid or semi-arid with rain and snow precipitation totaling 150 mm to 200 mm per year. Temperatures typically range from minus 5^{0}C to plus 8^{0}C in the winter and from 0^{0}C to 15^{0}C in the summer.

Geology

The Quebrada Blanca orebody is a porphyry copper deposit located in a 30-40 km wide belt of volcanic and sedimentary rocks which contains a number of the world's largest copper mines including Collahuasi (10 km to the east) and Chuquicamata (190 km to the south). All of these deposits are spatially related to a major north-south fault, the West Fissure Fault, or to splays off this fault.

The Quebrada Blanca orebody occurs within a 2 km x 5 km quartz monzonite intrusive stock. Supergene enrichment processes have dissolved and redeposited primary (hypogene) chalcopyrite as a blanket of supergene copper sulphides, the most important being chalcocite and covellite, with lesser copper oxides/silicates such as chrysocolla in the oxide zone. The supergene mineralization averages 80 metres in thickness and is, for the most part, overlain by a 100 metre thick, low grade or waste leached cap and unmineralized rock and gravels. Irregular transition zones, with (locally) faulted contacts separate the higher and lower grade supergene/dump leach ores from the leached cap and hypogene zones.

Mineral Reserves and Resources

The following table presents the leachable mineral reserves and resources at the Quebrada Blanca mine as estimated by CMQB for the heap leach and dump leach categories as at December 31, 2006:

Mineral Reserves

Category	Heap Leach t(000's)	%TCu	%SCu	Dump Leach t(000's)	%TCu	%SCu	Total t000's)	%TCu	%SCu
Proven	70,695	1.00	0.87	121,546	0.45	0.29	192,241	0.65	0.50
Probable	1,171	0.82	0.67	12,452	0.42	0.26	13,623	0.45	0.30
Total Reserves	71,866	1.00	0.87	133,998	0.45	0.29	205,864	0.64	0.49

Mineral Resources (including Mineral Reserves)

Category	Heap Leach t(000's)	%TCu	%SCu	Dump Leach t(000's)	%TCu	%SCu	Total t(000's)	%TCu	%SCu
Measured	79,118	0.99	0.86	182,809	0.45	0.27	261,927	0.61	0.45
Indicated	2,905	0.83	0.67	48,430	0.38	0.24	51,335	0.41	0.26
Total Resources	82,023	0.99	0.86	231,240	0.43	0.27	313,262	0:58	0.42
Inferred	195	0.79	0.62	4,342	0.42	0.25	4,537	0.43	0.26

Notes:

"t(000's)" means thousands of tonnes; "%TCu" is the percent assayed total copper grade; "%SCu" is the percent assayed soluble copper grade, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; "m" means metres.

The Quebrada Blanca mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for the mineral resource and mineral reserve estimates, respectively, are Neil C. Barr, P.Geo., Chief Geologist at the Quebrada Blanca mine and David J. Libby, P.Eng., Executive Vice-President, Mining Operations, Aur.

The proven and probable mineral reserves comprise those portions of the measured and indicated resources, respectively, after allowing for mining dilution, that are contained within the currently planned final pit design derived from the QB2007 resource block model and mine plan, adjusted for the December 31, 2006 pit topography.

The mineral reserves and resources were estimated using a copper price of $1.20/lb. and cut-off grades of 0.50% SCu for heap leach reserves and resources. Dump leach reserves and resources were estimated using a cut-off grade of 0.10% SCu. Proven reserves include broken stockpiles. Measured resources are defined by a minimum of 20 drill hole assay composites and a drill hole spacing of approximately 50 x 50 x 70 m, indicated resources are defined by between 9 and 19 drill hole assay composites and a drill hole spacing of approximately 70 x 70 x 100 m, and inferred resources are defined by between 4 and 8 drill hole assay composites and a drill hole spacing of approximately 100 x 100 x 141 m.

Resources that do not qualify as reserves do not have demonstrated economic viability.

A technical report prepared in accordance with NI 43-101 for the Quebrada Blanca mine dated March 31, 2004 has been filed by Aur and may be examined by accessing the SEDAR website at *www.sedar.com.*

The primary (hypogene) resource which underlies the supergene mineralization at the Quebrada Blanca mine is essentially unexplored. The limited drilling completed to date has intersected significant hypogene copper mineralization and, accordingly, potential exists to outline hypogene resources and/or reserves at the Quebrada Blanca mine. A 39 hole, 11,000 metre drilling program is planned for 2007 to further investigate such potential.

Mining, Processing and Production

Production commenced in August 1994 and, as at December 31, 2006, the Quebrada Blanca mine had produced 796,242 tonnes of copper cathode from 82.4 million tonnes of ore mined and stacked on the heap leach pads at an average grade of 1.42% total copper. In addition, the Quebrada Blanca mine had produced 71,610 tonnes of copper cathode from the leaching of 34.2 million tonnes of dump leach ore between 2003 and 2006. Copper cathode produced since August 1994 has totaled 867,851 tonnes.

Quebrada Blanca Mine Statistics (100%)

	2002	2003	2004	2005	2006	2007 Plan
Operations						
Tonnes ore & waste mined (millions)	30.8	35.5	34.9	36.6	34.9	40.0
Tonnes heap leach ore stacked (millions)	7.3	7.3	7.1	7.6	7.4	7.9
Tonnes heap leach ore stacked/day	20,052	19,877	19,344	20,851	20,330	21,507
Total copper grade stacked (%)	1.52	1.25	1.25	1.31	1.27	1.27
Soluble copper grade stacked (%)	1.41	1.10	1.10	1.15	1.13	1.08
Tonnes dump leach ore mined (millions)	3.3	6.8	7.8	12.6	8.0	7.7
Total copper grade of dump leach mined (%)	0.59	0.46	0.53	0.60	0.56	0.54
Strip ratio	1.9:1	1.5:1	1.3:1	0.81	1.27	2.64
Production						
Copper cathode produced (million lbs.)	162.8	176.6	168.0	177.0	181.6	177.5
Copper cathode produced (tonnes)	73,827	80,084	76,205	80,282	82,362	80,510
Costs						
Operating cost per pound of copper sold[1]	$0.48	$0.50	$0.59	$0.69	$0.78	$0.86
Expenditures on property, plant and equipment (millions)	$25.2	$2.8	$1.5	$1.6	$6.0	$22.5

Notes:

1. Cash operating cost per pound of copper sold includes all transportation, marketing and Chilean administration costs.
2. The current Chilean statutory corporate income tax applicable to CMQB is 17%. In addition to the above, there is a special mining tax (the "Special Mining Tax") applicable in Chile, which is calculated on a progressive scale based on annual copper production. Based on CMQB's projected copper production, the effective rate for this special mining tax in 2007 and subsequent years will be 4% of CMQB's net operational taxable income, as calculated pursuant to the provisions of the Special Mining Tax.

The current Quebrada Blanca life of mine plan involves the open-pit mining of approximately 21,500 tpd (7.85 million tonnes per year ("tpy")) of ore to be heap leached in 2007 and 22,500 tpd (8.2 million tpy) thereafter. In addition, under the said mine plan, an average of 39,000 tpd of lower grade ore will be dump leached and an average of 95,000 tpd of waste will be mined during the period 2008-2015. The current proven and probable reserves at the Quebrada Blanca mine are sufficient to sustain copper production under the current mine plan until at least 2016. A program of infill drilling, designed to upgrade mineral resources to the reserve category, will be conducted and will result in periodic updates to mineral resource and reserve estimates and revised long term mine plans.

The Quebrada Blanca mine processing facilities produce copper cathode by utilizing crushing, agglomerating, stacking, heap leaching, dump leaching and solvent extraction and electrowinning ("SX-EW") processes.

Mining on 15 and 7.5 metre benches is carried out using standard drilling and blasting techniques, mucking with three 27 cu. yd. shovels and one 21 cubic metre front end loader and hauling the ore and waste with a fleet of ten 185 tonne trucks. Heap leach ore is delivered to a three stage crushing facility located close to the open pit, where the ore is crushed, screened and conveyed to a rotary agglomeration facility where it is pre-treated with hot water and sulphuric acid before being stacked 8 metres high utilizing a grasshopper stacking system on two dynamic (load-unload) heap leach pads. Sulphuric acid is applied to the ore, using drippers, to dissolve the copper with the assistance of bacteria and air. The leaching process recovers approximately 78% of the heap leach soluble copper in approximately 465 days. The dynamic heap leach pad arrangement allows for up to 520 days of leaching time before spent ore must be removed. The dump leach facility, which leaches the uncrushed, unagglomerated, lower grade supergene and oxide ores, commenced operation in January 2003 and is expected to recover approximately 30% of the total copper in the dump leach ore over a two year leach cycle.

Copper-bearing solutions are collected from the heap and dump leach pads for processing in the SX-EW plant. The solvent extraction consists of three parallel circuits with each circuit comprised of two extraction stages and one stripping stage to concentrate the copper sulphate solutions for supply to the electrowinning plant. Copper cathode is produced by the electrowinning of the copper in solution, utilizing electrolysis to deposit the copper onto stainless steel cathodes. The SX-EW plant has a design capacity of approximately 75,000 tonnes of copper cathode per year. The copper cathode produced is trucked to Iquique for shipment to purchasers. Approximately 97.2% of the cathode produced by CMQB in 2006 was London Metal Exchange ("LME") Grade A quality. CMQB obtained LME brand registration of its copper cathode in December 2004.

Up to 35 MW of electrical power for the minesite is supplied by on-site diesel generators using heavy fuel oil. The Quebrada Blanca mine is also connected to the SING power grid in northern Chile which provides an additional 14 MW of electrical power to the site. Process water is supplied from two of seven CMQB-owned water wells and associated water rights located in the Salar de Michincha and pumped through a 38 km pipeline to the site.

Mine infrastructure also includes an administration office, an analytical and metallurgical laboratory, maintenance facilities, a warehouse, a powerhouse and fully serviced camp.

The labour force employed in the operation of the mine totaled 1,325 people as at December 31, 2006, including approximately 626 people employed by on-site contractors and 17 people in an administrative office in Iquique. Most of the on-site employees and contractor personnel work on a 7 days on, 7 days off, 12 hours per day schedule, with bus transportation being supplied to and from Iquique. Senior staff work on a 4 days on, 3 days off schedule. The Quebrada Blanca mine operates under collective agreements with local unions established at the mine. The current four year collective agreements expire in June 2008.

The Quebrada Blanca mine operates in accordance with all applicable laws, standards and practices for environmental protection and holds, and operates in material compliance with, all permits necessary for the conduct of such operation.

Marketing

A sales agreement has been entered into with one metals trading entity under which an aggregate of 500 tonnes per month of copper cathode to be produced by the Quebrada Blanca mine in 2007 has been sold at prices based on the average LME cash settlement price for copper for two months subsequent to the month of sale, plus an average premium of approximately $0.04 per pound. The remaining CMQB copper cathode production in 2007 will be sold on the spot market unless additional sales agreements are negotiated during the year.

Andacollo Mine

Ownership Interests

The Andacollo property is owned by a Chilean private company, Compañía Minera Carmen de Andacollo ("CDA"). Aur owns 100% of the Series A shares of CDA while ENAMI owns 100% of the Series B shares of CDA. Aur's Series A shares of CDA and the Series B shares respectively equate to 90% and 10% of CDA's total share equity of CDA. The Series B shares of CDA are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 10% of the aggregate number of Series A and Series B shares of CDA outstanding from time to time, without being required to contribute any further equity capital in the event any further such capital is required by CDA in connection with its ongoing operations, including for development activities and/or capital expenditures. ENAMI is also entitled to receive, under the by-laws of CDA and in the event the average sales price per pound of copper sold by CDA in any calendar year exceeds certain specified inflation indexed prices for such year, an additional payment based on a sliding scale percentage of the total dividends paid by CDA in respect of such year. As at December 31, 2006, the inflation adjusted copper prices to be utilized for purposes of the foregoing and the percentage of the total dividends paid by CDA that ENAMI would be entitled to receive as an additional payment should dividends be declared by CDA were, respectively, as follows: $1.47 to $1.58 per pound, 1%; $1.59 to $1.726 per pound, 2%; $1.73 to $1.85 per pound, 3%; $1.86 to $1.99 per pound, 4%; $2.00 or greater per pound, 5%.

Pursuant to CDA's by-laws, the holder of the Series A shares are entitled to appoint six members to CDA's board of directors, with the holder of the Series B shares being entitled to appoint one such member.

Property Interests and Location

CDA owns the exploitation and/or exploration rights over an area of approximately 206 square km in the area of the Andacollo supergene and hypogene deposits pursuant to various mining concessions and other rights. In addition, CDA owns the surface rights covering the minesite and other areas aggregating approximately 21 square km as well as certain water rights.

The Andacollo property is located in Coquimbo Province in central Chile. The site is adjacent to the town of Andacollo, approximately 55 km southeast of the city of La Serena and 350 km north of Santiago. Access to the Andacollo mine is by paved roads from La Serena. The mine is located near the southern limit of the Atacama Desert at an elevation of approximately 1,000 metres. The climate around Andacollo is transitional between the desert climate of northern Chile and the Mediterranean climate of the Santiago area.

Geology

The Andacollo orebody is a porphyry copper deposit consisting of disseminated and fracture-controlled copper mineralization contained within a gently dipping sequence of andesitic to trachytic volcanic rocks and sub-volcanic intrusions. The mineralization is spatially related to a feldspar porphyry intrusion and a series of deeply rooted fault structures. A primary copper-gold sulphide deposit (the "Hypogene Deposit") containing principally disseminated and quartz vein hosted chalcopyrite mineralization lies beneath the supergene deposit. The Hypogene Deposit was subjected to surface weathering processes resulting in the formation of a barren leached zone from 10 to 60 metres thick. The original copper sulphides leached from this zone were re-deposited below the barren leached zone as a copper-rich zone comprised of copper silicates (chrysocolla) and supergene copper sulphides (chalcocite with lesser covellite). This supergene copper deposit, the majority of which has been mined and which includes the ore currently being mined at Andacollo, occupied an area of approximately 1,500 metres by 1,000 metres, ranged in thickness between 5 and 80 metres and graded downwards into the Hypogene Deposit which is mineralized with pyrite and chalcopyrite. The Hypogene Deposit is oval in shape and consists mainly of chalcopyrite and pyrite, which contain anomalous gold and molybdenum values. Primary copper mineralization is present in steeply dipping quartz-pyrite and chalcopyrite veins with sparse bornite, magnetite and molybdenite, within zones of intense secondary biotite. In areas of potassic alteration, chalcopyrite is predominately disseminated as well as in veins.

Mineral Reserves and Resources

The following table presents the leachable supergene mineral reserves and resources at the Andacollo mine as estimated by CDA as at December 31, 2006:

Supergene Mineral Reserves

Category	Heap Leach			Dump Leach			Total		
	t(000's)	%TCu	%SCu	t(000's)	%TCu	%SCu	t(000's)	%TCu	%SCu
Proven	11,518	0.59	0.49	4,098	0.32	0.27	15,616	0.52	0.43
Probable	5	0.40	0.39	7	0.28	0.26	12	0.33	0.31
Total Reserves	11,523	0.59	0.49	4,105	0.32	0.27	15,628	0.52	0.43

Supergene Mineral Resources (including Mineral Reserves)

Category	Heap Leach			Dump Leach			Total		
	t(000's)	%TCu	%SCu	t(000's)	%TCu	%SCu	t(000's)	%TCu	%SCu
Measured	20,537	0.65	0.58	13,627	0.36	0.27	34,164	0.54	0.46
Indicated	3,013	0.56	0.52	2,050	0.31	0.25	5,063	0.46	0.41
Total Resources	23,550	0.64	0.57	15,677	0.35	0.27	39,227	0.53	0.45
Inferred	3,738	0.58	0.52	3,058	0.34	0.25	6,796	0.47	0.40

Notes:

"t (000's)" means thousands of tonnes; "%TCu" is the percent assayed total copper grade; "%SCu" is the percent soluble copper grade, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; gold ("Au") is expressed in grams per tonne ("g/t"); "m" means metres.

The Andacollo mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for the mineral resource and mineral reserve estimates, respectively, are Twila Griffith, P.Geol., Chief Geologist at the Andacollo mine and David J. Libby, P.Eng., Executive Vice President, Mining Operations, Aur.

The proven and probable supergene mineral reserves comprise those portions of the measured and indicated resources, respectively, after allowing for mining dilution, that are contained within the currently planned final pit design derived from the April 2006 resource block model and mine plan, adjusted to the December 31, 2006 pit topography.

The supergene mineral resources and reserves were estimated using a copper price of $1.75/lb and cut-off grades of 0.20% SCu for the mineral resources and variable cut-off grades ranging from 0.25 - 0.38% SCu for heap leach mineral reserves and 0.20% SCu for dump leach mineral reserves. Proven reserves include broken stockpiles totaling 4.5

million tonnes grading 0.29% SCu (0.46%TCu), of which 4.0 million tonnes will be processed as heap leach material and 0.5 million tonnes as dump leach material. The reserves do not include 4.9 million tonnes at a grade of 0.57% SCu (0.64% TCu) which will be processed as part of the Hypogene Deposit mining operation.

Measured supergene resources are defined by a minimum of 22 drill hole assay composites and a drill hole spacing of 50m, indicated resources are defined by between 3 and 21 drill hole assay composites and a drill hole spacing of approximately 50 x 75 to 100 m, and inferred resources by up to 2 drill hole assay composites and a drill hole spacing of over 100 m.

Resources that do not qualify as reserves do not have demonstrated economic viability.

A technical report prepared in accordance with NI 43-101 for the Andacollo supergene deposit and the Andacollo Hypogene Deposit, titled "Report for Aur Resources Inc. on Mineral Resource and Mineral Reserve Estimates at Dec. 31, 2005, Carmen de Andacollo Copper Mine, Region IV, Chile" and dated March 24, 2006, has been filed by Aur and may be examined by accessing the SEDAR website at *www.sedar.com*.

Mining, Processing and Production

Production commenced at the Andacollo mine in late 1996. As at December 31, 2006, the Andacollo mine had produced 212,340 tonnes of copper cathode.

Andacollo Mine Statistics (100%)

	2002	2003	2004	2005	2006	2007 Plan
Operations						
Tonnes ore & waste mined (millions)	16.6	16.1	16.1	18.0	18.5	25.0
Tonnes ore stacked (millions)	3.8	3.6	3.3	4.0	4.1	3.8
Tonnes ore stacked/day	10,519	9,990	9,524	11,004	11,162	10,411
Total copper grade stacked (%)	0.77	0.80	0.79	0.84	0.71	0.66
Soluble copper grade stacked (%)	0.67	0.73	0.68	0.72	0.62	0.58
Tonnes dump ore stacked (millions)					2.8	2.2
Total copper grade stacked (%)					0.40	0.34
Soluble copper grade stacked (%)					0.26	0.27
Strip ratio	3.3:1	3.4:1	3.7:1	3.44	2.7	4.1
Production						
Copper cathode produced (million lbs.)	48.7	46.4	46.1	51.6	41.4	42.7
Copper cathode produced (tonnes)	22,109	21,033	20,908	23,388	18,778	19,351
Copper inventory in heaps (tonnes)	7,148	9,399	5,367	7,413	7,359	8,338
Copper inventory in dump (tonnes)					5,941	7,443
Costs						
Operating cost per pound of copper sold[1]	$0.50	$0.54	$0.57	$0.65	$0.77	$0.83
Expenditures on property, plant and equipment (millions)	$1.8	$2.1	$3.0	$7.3	$26.3	$86.9

Notes:

1. Cash operating cost per pound of copper sold includes all transportation, marketing and Chilean administration costs.
2. The current Chilean statutory corporate income tax applicable to CDA is 17%. Based on the projected copper production from the Andacollo mine, the effective rate for the Special Mining Tax in 2007 would be 0.3% of CDA's net operational taxable income, as calculated pursuant to the provisions of the Special Mining Tax.

The proven and probable supergene heap leachable reserves in the current mine plan at the Andacollo mine are sufficient to sustain copper production until late 2009. The current Andacollo life-of-mine production plan provides for the mining and processing of 11.5 million tonnes of heap leach ore at an average grade of 0.59% total copper plus 4.1 million tonnes of dump leach ore grading 0.32% total copper and the production of approximately 54,000 tonnes (119 million pounds) of LME registered Grade A copper cathode. To access the mineral reserves, approximately 25 million tonnes of waste rock will be mined from the pit over the remaining life of the mine at an average strip ratio of 2.54:1. In 2006, a dump leach facility was constructed to process low-grade copper mineralization. In 2007, 2.2 million tonnes of low grade ore at an average grade of 0.30% total copper will be sent to the dump leach.

The Andacollo processing facilities produce LME Grade A copper cathode by utilizing crushing, agglomeration, heap leaching, dump leaching and SX-EW processes. CDA obtained LME brand registration of its copper cathode in May, 1999.

Ore is mined by open-pit mining methods. Standard drilling and blasting techniques are used to mine the deposit on five metre benches which are mucked in increments of 2.5 metres using two seven cubic metre hydraulic shovels, in a backhoe configuration to optimize grade control, together with two nine cubic metre front end loaders. The ore and waste is hauled with eight 91 tonne trucks. The heap leach ore is delivered to a three stage crushing facility, is then crushed and conveyed to a rotary agglomeration facility where it is pre-treated with sulphuric acid and water and placed on leach pads in multiple lifts of seven metres each. Sulphuric acid is applied to the ore to dissolve the copper with the assistance of bacteria. The heap leaching process currently recovers approximately 84% of the soluble copper in approximately 300 days. The resultant copper-rich solutions are then collected and piped to the SX-EW plant. The lower grade dump leach ore is hauled directly from the mine and stacked (uncrushed and unagglomerated) in 20 metre lifts on lined leach pads where it is leached.

The SX-EW plant's solvent extraction system utilizes two extraction and one stripping stage to concentrate the copper sulphate solutions for supply to the electrowinning plant. Copper is produced by the electrowinning of the copper in solution, using electrolysis to deposit the copper onto stainless steel cathodes. The design capacity of the electrowinning plant is 20,000 tonnes per year. The copper cathode produced is trucked to the Chilean ports of Valparaiso or San Antonio for shipment to purchasers. All copper cathode produced by CDA in 2006 was LME registered Grade A quality.

Electric power is supplied from El Peñon, near La Serena, and transmitted 20 km to the Andacollo site using a 110 KV power line. Process water is pumped through a 28 km long pipeline to the site from CDA-owned water wells and associated water rights near El Peñon.

Mine infrastructure includes an administration office, an analytical and metallurgical laboratory, maintenance facilities and a warehouse.

The labour force employed in the operation of the mine totaled 584 people as at December 31, 2006, including approximately 242 people employed by on-site contractors. The majority of the labour force lives in the neighbouring town of Andacollo. The Andacollo mine operates under two collective agreements with local unions established at the mine. The current four year collective agreements expire in June 2008.

The Andacollo mine operates in accordance with all applicable laws, standards and practices for environmental protection and holds, and operates in material compliance with, all permits necessary for the conduct of its operations.

Marketing

Sales agreements have been entered into with one metal trading entity, whereunder 1,200 tonnes per month of copper cathode to be produced by the Andacollo mine in 2007 has been sold to such entity at a price based on the average LME cash settlement price for copper for the two months subsequent to the month of sale, plus a premium of approximately $0.04 per pound. The remaining Andacollo copper cathode production in 2007 will be sold on the spot market.

Duck Pond Mine

Ownership Interests

Aur holds a 100% interest in the Duck Pond copper-zinc property located in central Newfoundland. Aur acquired the property from Falconbridge Limited ("Falconbridge") pursuant to an option agreement dated March 1, 1999 (the "Falconbridge Option Agreement"), as amended by an agreement dated March 20, 2002. Under the said agreement, Aur is required to pay Falconbridge CDN$3,000,000 upon commencing commercial production at the property and thereafter pay Falconbridge a 2% net smelter returns royalty on production from the property.

Property Interests and Location

The Duck Pond property is located in central Newfoundland approximately 100 km southwest of the city of Grand Falls-Windsor. The property covers 12,847 hectares and is held under various mining and surface leases, mineral licences and contractual mining rights.

Geology

The Duck Pond property lies within the Dunnage Zone of the northern Appalachians in central Newfoundland and is underlain by a 2.5 to 4 km wide northeast-striking sequence of submarine volcanic rocks which are flanked to the northwest and southeast by deep-water sedimentary rocks. The stratigraphy varies from relatively flat-lying as in the Duck Pond and Boundary deposit areas, to steeply dipping or sub-vertical elsewhere on the property. The Duck Pond and Boundary deposits are Cambrian-age, volcanogenic massive sulphide (VMS) lenses enriched in copper and zinc with lesser lead, silver and gold.

The Duck Pond deposit is comprised of the Upper Duck, Sleeper and Lower Duck sulphide zones. The Upper Duck zone is located approximately 200 to 450 metres below surface, has an average thickness of approximately 25 metres and has an average dip of approximately 30 degrees to the south. The Sleeper zone is comprised of several sulphide lenses that occur approximately 50 metres below the Upper Duck zone. The mineralization varies from massive sulphide to semi-massive stockwork sulphides. The Lower Duck zone is located approximately 650 to 850 metres below surface and is comprised of Cu-Zn enriched sulphide lenses ranging from 3 to 15 metres in thickness distributed over an approximately 700 metre strike length. The average dip of the Lower Duck zone is approximately 30 degrees to the south.

At the Boundary deposit, which is located approximately 4.5 km to the northeast of the Duck Pond deposit, the massive sulphides zones are comprised of three shallow, ≤ 50 metres below surface, zones, North, South and Southeast. The North Zone is approximately 250 metres in length, 25 - 50 metres wide and up to 25 metres thick and is Cu-Zn rich on its western portion, while its eastern third is Cu-rich. The principally Cu-Zn rich South Zone is 120 metres long, 70 metres wide and is 15 - 20 metres thick. The Southeast Zone is a small Cu-Zn lens representing <5% of the Boundary deposit resource.

Exploration History

Mineral exploration was initiated on the property in 1973 by Falconbridge and resulted in the 1973 discovery of the small Burnt Pond Cu-Zn prospect. In August 1980, the Boundary deposit was discovered and subsequent diamond drilling on the property between 1985 and 1991 delineated the Upper Duck zone and identified the Sleeper and Lower Duck zones.

In 1999, Thundermin Resources Inc. ("Thundermin") optioned the property from Falconbridge pursuant to the Falconbridge Option Agreement and subsequently entered into a joint venture agreement with Queenston Mining Inc. ("Queenston") whereunder Queenston earned 50% of Thundermin's right to earn an interest in the property.

In 1999-2000, Thundermin carried out infill and definition drilling on both the Duck Pond and Boundary deposits, as well as limited exploration programs elsewhere on the property. In March 2000, Thundermin and Queenston retained AMEC, through its MRDI Canada division, ("AMEC") to conduct a new reserve estimate for the Duck Pond and Boundary deposits and prepare a bankable feasibility study (the "Duck Pond Feasibility Study"). AMEC completed the Duck Pond Feasibility Study in May 2001.

In March 2002, Aur purchased Thundermin's and Queenston's interests in the property under the Falconbridge Option Agreement.

Between March 2002 and December 2004, various studies (the "Duck Pond Feasibility Update") were carried out which updated and optimized the Duck Pond Feasibility Study. The Duck Pond Feasibility Update included a re-estimation of resources and reserves (as presented below), optimization of the development and mine plan and updating of the operating and capital cost estimates.

Aur announced its decision to proceed with development of the Duck Pond mine in December 2004 and construction of the mine commenced in the first quarter of 2005.

Mineral Reserves and Resources

The following table presents the mineral reserves and resources on the Duck Pond property as estimated by Aur at December 31, 2006:

Mineral Reserves

Category	t(000's)	%Cu	%Zn	Ag (g/t)	Au (g/t)
Proven	1,190	3.37	5.27	53.0	0.75
Probable	2,888	3.26	5.85	61.9	0.90
Total Reserves	4,078	3.29	5.68	59.3	0.86

Mineral Resources (including Reserves)

Category	t(000's)	%Cu	%Zn	Ag (g/t)	Au (g/t)
Measured	1,029	4.05	6.40	62.3	0.86
Indicated	2,511	4.03	7.40	75.5	1.08
Total Resources	3,540	4.03	7.11	71.7	1.01
Inferred	1,073	3.04	7.05	71.2	0.81

Notes:

"t(000's)" means thousands of tonnes; "g/t" means grams per tonne; "Cu" means copper; "Zn" means zinc; "Ag" means silver; "Au" means gold, "m" means metres.

The Duck Pond reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for direct supervision of the estimates are Petr Pelz, P.Geo., Senior Mine Geologist, Duck Pond mine, as to the resource block model, resource classification and estimate and Guy Belleau, P.Eng., Mine Manager, Duck Pond mine, as to the reserve estimate. The proven and probable reserves represent those parts of the measured and indicated resources, respectively, that are economically viable after allowing for internal and external dilution and for extraction losses.

The reserve calculations incorporate a copper price of $0.95/lb., a zinc price of $0.50/lb., a silver price of $5.00/oz., a gold price of $275/oz., an exchange rate of $1.00=CDN$1.47 and net smelter return cut-offs of approximately CDN$42 per tonne for the underground reserves and CDN $30 per tonne for the open pit reserves.

The resources are stated at a 2.5% copper equivalent ("CuEq") cut-off grade for the underground reserves and a 1.83% CuEq for the open pit reserves. The CuEq grades applied to by-product metals are, approximately, 0.35% CuEq for 1% Zn, 0.003% CuEq for 1 g/t Ag and 0.09% CuEq for 1 g/t Au. The resource classification is based on the proximity of drill hole composite samples to block centres as follows:- measured resources, up to 10 m spacing, indicated resources between 10 m and 30 m spacing and inferred resources, more than 30 m spacing.

Resources that do not qualify as reserves do not have demonstrated economic viability.

A technical report prepared in accordance with NI 43-101 in respect of the Duck Pond property dated March 29, 2005 has been filed by Aur and may be examined by accessing the SEDAR website at *www.sedar.com*.

Mining, Processing and Production

The Duck Pond mine commenced producing copper and zinc concentrates in January 2007. Commercial production is expected to be achieved during the second quarter of 2007. The following sets out Duck Pond's expected mine and concentrate production and metal sales for 2007:

Ore milled (tonnes)	578,000
Milled grades	
Copper (%)	2.78
Zinc (%)	5.30
Silver (g/t)	59.9
Gold (g/t)	0.82
Copper concentrate sold (tonnes)	57,448
Zinc concentrate sold (tonnes)	46,725
Metal sold (contained in concentrates)	
Copper (million lbs)	28.4
Zinc (million lbs)	52.8
Silver (oz. 000's)	377.6
Gold (oz. 000's)	2.7
Cash cost per pound of copper sold ($)[1]	$0.15

Notes:

1. Net of zinc, silver and gold revenues and after accounting for zinc forward sales losses of $27 million.
2. Aur should have sufficient Canadian income tax pools to offset the payment of cash taxes otherwise payable on taxable income generated from the Duck Pond mine. The Duck Pond mine will, however, be subject to Newfoundland mining duties at a rate of between 15-20% on its mining revenues less mining expenses.

The mine plan for the current reserves involves the mining and milling of 4.1 million tonnes of ore at a rate of 657,000 metric tonnes per year or 1,800 metric tonnes per day over a projected mine life of 6.2 years. Mining of 3.7 million tonnes of ore from the deeper Duck Pond deposit will be carried out utilizing ramp access and underground mining methods in the initial five years of operation, while open-pit mining of 0.4 million tonnes of ore from the near-surface Boundary deposit will be carried out in the sixth and seventh years of the mine life.

Production is expected to average 41 million pounds of copper, 76 million pounds of zinc, 574,000 ounces of silver and 5,000 ounces of gold annually during the period 2007-2011, based on the existing reserves. Approximately 1.1 million tonnes of inferred resources have also been identified which, if upgraded to reserves, could extend the mine life to approximately eight years.

The Duck Pond deposit is accessed through a ramp driven at a 15% grade in the footwall of the deposit. At January 1, 2007 the ramp had been driven to a length of 2005 metres (300 metres deep) sufficient to develop the first three stoping levels and development and stope preparation on these levels was in progress. The ramp will ultimately be extended to a total length of 3,027 metres. Three underground mining methods, long hole, bench, and drift and fill will be used in accordance with the varying geometry of the deposit. Stopes will be back-filled using a paste backfill consisting of concentrator tailings with binder material, which will return approximately 54% of the concentrator tailings underground. Mining will be carried out using trackless diesel equipment including jumbo, longhole and DTH drills, 9 yard scooptrams, 45 tonne haul trucks and a fleet of underground service equipment.

Two open pits, North and South, will be developed during the last year of operations to mine the Boundary deposit. Design basis for the open pits is 37° wall slopes in overburden and 45° inter-ramp angles in waste rock. Bench heights in both ore and waste will be 4 metres. Mining dilution is anticipated to be 17.6%.

Uncrushed ore is trucked to a surface stockpile, fed through a grizzly to a jaw crusher and then to a 1,500 tonne coarse ore bin. A belt feeder below the bin is used to reclaim the ore onto a conveyor feeding the grinding circuit. The grinding circuit is comprised of a semi-autogenous (SAG) mill operating in closed circuit with a vibrating screen, and a ball mill operating in closed circuit with hydrocylcones. The ore slurry is then pumped to the flotation circuit.

The flotation circuit consists of three primary circuits: bulk copper/lead, copper/lead separation, and zinc. The bulk copper/lead and zinc circuits each include a regrind stage. The final copper and zinc concentrates are dewatered via thickening and pressure filtration prior to trucking to a storage and ship loading facility at the port of St. Georges on the west coast of Newfoundland. Paste backfill from the tailings is prepared by dewatering the tailings and by adding a binder prior to being pumped underground. A significant component of the mill process water will be recycled from the tailings pond, with the remaining water requirements being provided from the Tally Pond fresh water supply system.

Mill tailings not utilized as backfill are pumped to and deposited underwater in a submerged tailings pond. Submerging the tailings inhibits the oxidation of the sulphide content of the tailings, and thereby eliminates acid generation. The tailings impoundment area is located directly adjacent to the plant site. It is contained by high natural ground on the east and west sides and by three containment dams across the valley.

Site infrastructure includes administration offices, dry facilities, a primary warehouse, a primary maintenance garage and camp accommodations. Power is supplied to the Duck Pond site from the sub-station in the town of Buchans. Process water is supplied via a 1.7 km pipeline from Tally Pond and voice and data communications are provided via a microwave tower at the minesite.

The Duck Pond mine labour force is expected to be 192 upon reaching full production. Approximately half of these employees will live in the on-site camp accommodations while the balance will commute daily.

Concentrate Sales

The copper and zinc concentrates produced at the Duck Pond mine will be sold to Xstrata Plc under the terms of life-of-mine concentrate sales agreements. The copper concentrate will be sold at benchmark Japanese smelting and refining terms over the life of the contract while the zinc concentrates will be sold at discounts to benchmark terms in years 2007-2010 and at European benchmark terms thereafter. Prices received for the payable copper, zinc, gold and silver contained in the concentrates will be based on LME and London Bullion Market Association quotations. The first shipment of concentrate from the port facility is expected to occur in April, 2007 and subsequent shipments are expected on a monthly basis thereafter.

Environment and Permitting

In January 2002, the Government of Newfoundland and Labrador approved development of the Duck Pond project under the Newfoundland Environmental Assessment Act, subject to approval by the Department of Environment and Conservation of the project's Environmental Protection Plan ("EPP"). The EPP was approved in November 2004, followed by the issuance of the Certificate of Approval for Construction. The Development Plan and Rehabilitation and Closure Plan received final approval from the Newfoundland Department of Natural Resources in November 2006.

Final development approval under the Canadian Environmental Assessment Act ("CEAA"), including authorization to proceed with disposal of Duck Pond's mill tailings, was obtained in October 2006 following approval by Fisheries and Oceans Canada of a compensation plan for the expected alteration, disruption or destruction of fish habitat caused principally by the use of an existing pond as a tailings disposal facility and following registration of the facility on Schedule 2 of the Metal Mining Effluent Regulations under the CEAA.

Capital and Operating Costs

Construction of the Duck Pond mine was essentially completed in December 2006, with production of copper and zinc concentrates commencing in January 2007. The total capital investment to December 31, 2006, to construct the mine, concentrator facility and related infrastructure was $115 million, of which $85 million was spent in 2006. The principal components of the development capital were $28 million for underground mine development and equipment purchase, $39 million for the mill, backfill plant, tailings impoundment area and concentrate storage facility, $16 million for the mine site infrastructure and services, and $32 million for indirect costs, which include EPCM services and all owner's costs. A further $19 million of capital expenditures will be incurred in 2007 to complete the mine development and construction.

Minesite operating costs are expected to average $69/tonne milled in 2007 while the total cash production cost, including all concentrate treatment, refining and transportation costs and net of zinc, gold and silver revenues, is expected to average $0.15/lb. of copper sold. This cost is also net of zinc forward sales losses of $27 million based on an average 2007 zinc market price of $1.80/lb. and resulting in a net zinc price to Duck Pond of $1.04/lb. Aur's forward sales contracts provide for the sale, starting in July 2007 and ending in December 2011, of approximately 2,160 tonnes per month of Duck Pond's zinc production at prices ranging from $0.84/lb. in 2007 to $0.63/lb. in 2011.

Andacollo Hypogene Project

Background

CDA has, since 1996, been conducting mining operations on the supergene deposit on the Andacollo property which overlies the Hypogene Deposit – see "Andacollo Mine".

A pre-feasibility study was carried out by Aur in 1998 on the Hypogene Deposit which involved the preparation of a preliminary development and mining plan and an estimate of the capital and operating costs required to develop a conventional sulphide milling operation to produce copper concentrates from the Hypogene Deposit.

In 2005, the preparation of a bankable feasibility study (the "Andacollo Feasibility Study") to further evaluate the economic viability of the Hypogene Deposit for mining was initiated and completed in March 2006. The Hypogene Deposit mineral resource incorporates data from 146,359 metres of drilling in 1,642 drill holes. The Andacollo Feasibility Study included studies carried out by AMEC, through its affiliate AMEC International (Chile) S.A., with respect to the processing plant and related infrastructure, by Golder Associates S.A. ("Golder") with respect to an audit of the geological interpretation and resource block model, by Metálica Consultores S.A. ("Metálica"), with respect to the calculation of the mineral reserves and preparation of a life of mine production plan and by Centro de Investigación Minero Metalúrgico Tecnologiâ y Servicios S.A. ("CIMM") with respect to metallurgical and pilot plant test work. CDA was responsible for the geological interpretation, mineral resource calculations, development of owners' costs and the economic analysis of the project.

In August 2006, a decision to proceed with the development of the Hypogene Deposit for production was made.

The Andacollo Feasibility Study provides the basis upon which the Hypogene Deposit is being developed for production. The following information regarding the Hypogene Deposit and its development for production is primarily summarized from the Andacollo Feasibility Study, subject to such information being updated as development work and/or further optimization studies progress. The Andacollo Feasibility Study includes assumptions, estimates and uncertainties regarding, among other things, anticipated or projected levels of copper and/or gold production, operating costs, expenditures on plant and equipment, reserves and resources, grades and recovery rates and time schedules. In addition, unanticipated or unusual developments or events and other uncertainties and factors could cause future events, intentions and/or development activities to differ materially from those envisaged, anticipated or expected in or by the Andacollo Feasibility Study.

A technical report prepared in accordance with NI 43-101 in respect of the Hypogene Deposit and the Andacollo Feasibility Study dated July 12, 2006 has been filed by Aur and may be examined by accessing the SEDAR website at *www.sedar.com*.

Mineral Reserves and Resources

The following table presents the mineral reserves and resources in the Hypogene Deposit as estimated by CDA as at December 31, 2006:

Mineral Reserves

Category	t(000's)	%TCu	Au (g/t)
Proven	201,858	0.44	0.14
Probable	232,382	0.35	0.12
Total Reserves	434,240	0.39	0.13

Mineral Resources (including Mineral Reserves)

Category	t(000's)	%TCu	Au (g/t)
Measured	206,614	0.43	0.15
Indicated	609,602	0.31	0.11
Total Resources	816,216	0.34	0.12
Inferred	578,707	0.26	0.09

Notes:

"t(000's)" means thousands of tonnes; %TCu is the percent assayed total copper grade; "Au" means gold; "g/t" means grams per tonne; "m" means metres.

The mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for the mineral resource and mineral reserve estimates, respectively, are Twila Griffith, P.Geol., Chief Geologist at the Andacollo mine and David J. Libby, P.Eng., Executive Vice-President, Mining Operations, Aur.

The proven and probable hypogene mineral reserves comprise those portions of the measured and indicated resources, respectively, after allowing for mining dilution in the current mine plan, and are derived from the March 2006 mineral resource block model and mine plan contained within the Andacollo Feasibility Study, adjusted to the existing Andacollo supergene mine final pit topography.

The hypogene mineral resources and reserves were estimated using a copper price of $1.20/lb., a gold price of $400/oz. and cut-off grades of 0.20% TCu for the mineral resources and variable cut-off grades ranging from 0.22% TCu to 0.32% TCu for the mineral reserves. Proven reserves and measured resources include broken stockpiles totaling 5.2 million tonnes grading 0.51% TCu and 4.9 million tonnes grading 0.64% TCu which had previously been included in the supergene reserves.

Measured hypogene resources are defined by a minimum of 2 drill holes and a drill hole spacing of 75 m, indicated resources are defined by a minimum of 2 drill holes and a drill hole spacing of approximately 100 m and inferred resources are defined by a maximum of 1 drill hole and a drill hole spacing of over 100 m.

Resources that do not qualify as reserves do not have demonstrated economic viability.

Mining, Processing and Production

The mine plan developed in the Andacollo Feasibility Study provides for the open pit mining of 424 million tonnes of ore over 21 years using conventional drilling and blasting on 10 metre benches at a waste to ore strip ratio of 0.22:1. This mining will be a continuation of the open pit mining activities currently being conducted on the overlying supergene deposit and, hence, little pre-stripping of the Hypogene Deposit is required. The initial mining fleet will consist of six, 180 tonne trucks, two diesel hydraulic 26 cubic metre shovels, a front end loader with a 19 cubic metre bucket, a diesel hydraulic drill and other auxiliary equipment. Over its minelife of approximately 21 years, an average of 26.7 million tonnes of rock will be mined each year, of which 20 million tonnes per year (55,000 tonnes per day) will be ore.

The ore will be trucked to a gyratory crusher and then conveyed to a 27,200 tonne coarse ore bin prior to being delivered to the processing plant. The grinding circuit, in the processing plant will consist of a semi-autogenous (SAG) mill operating in closed circuit with a vibrating screen, and two ball mills operating in closed circuit with hydrocylcones. The ore slurry will then be pumped to a conventional flotation circuit consisting of rougher flotation, regrinding, first cleaner, second cleaner and scavenger flotation. The final copper concentrate will be dewatered via thickening and pressure filtration prior to shipment. Copper and gold recoveries to the concentrate are expected to be 90% and 70%, respectively.

The concentrates will be trucked from the minesite to the port of Coquimbo, a distance of approximately 60 km, for shipment to smelters.

The tailings storage area is to be located south of the existing supergene mine and will have the capacity to store 415 million tonnes of tailings.

The average annual concentrate production is expected to be approximately 254,000 tonnes at a grade of 27% copper and 6 g/t gold. The minelife average annual metal production from the concentrates is expected to be approximately 71,000 tonnes of copper and 59,000 ounces of gold. In the first 10 years, production is expected to be approximately 81,000 tonnes of copper and 66,000 ounces of gold annually due to higher grades.

CDA owns water rights for 768 litres per second in the region, of which 428 litres per second are in the El Peñon area where CDA has existing surface rights of way for its water pipeline to the existing supergene mine. Estimated water requirements for the mine are 320 litres per second.

Mine infrastructure will include an administration office, an analytical and metallurgical laboratory, maintenance facilities, a warehouse and miscellaneous other facilities.

The labour force employed in the operation of the mine is expected to total approximately 420 people, including approximately 250 people to be employed by on-site contractors. It is anticipated that the majority of the labour force will live in the neighbouring town of Andacollo.

Concentrates Sales

The concentrates are expected to be sold under long term contracts to three or more companies which own and operate smelters at prices based on LME and London Bullion Market Association quotations. Metallurgical testwork to date indicates that small areas of the mineral reserves may contain levels of mercury which may incur smelter penalties if such material cannot be blended with low mercury material or otherwise segregated prior to sale to smelters.

Environment and Permitting

An environmental impact study (the "EIS") was submitted in February 2006 to the Comisiòn Nacional de Medio Ambiente (CONAMA) related to the development of the Hypogene Deposit. The public consultation process attendant thereto was carried out during March and April 2006. The initial request of clarification from CONAMA in respect of the EIS was received on May 2006 and was responded to in August 2006. Subsequently, CDA received a second request of clarification from CONAMA in October 2006, which was responded to in March 2007. To date, there have been no environmental issues identified by CONAMA which are expected to negatively impact the development and operation of the mine.

Development Schedule

The development plan for the Hypogene Deposit envisages that commercial production of concentrates will commence in late 2009.

During 2006, purchase orders for long lead delivery items such as the primary crusher and SAG and ball mills were issued and lease commitments for the initial mining fleet were entered into.

During 2007, basic engineering will be completed and detailed engineering will be advanced. Civil earthmoving work will be initiated in the second half of 2007 to prepare the area for construction of the in-pit primary crusher. Contracts will be awarded for construction of office facilities and mine equipment workshop as well as a by-pass road to divert mine traffic around the town of Andacollo. During 2008 and 2009, major work will consist of construction and commissioning of the crusher and flotation process plant, construction of the tailings dam and construction of infrastructure, including power and water lines.

Capital and Operating Costs

The capital investment to develop the Hypogene Deposit for production is estimated at $336 million, including $31 million of contingencies. The major components of this investment are $17 million for mine development, $121 million for the processing plant, $19 million for the tailings facility, $21 million for mining equipment leases, $39 million for infrastructure costs, $60 million of indirect construction costs and $29 million for owner's costs. An additional $17 million of working capital is expected to be required to finance operating costs prior to revenues from concentrate sales being received. Of the foregoing, $15 million has been expended to December 31, 2006, with $84 million, $181 million and $56 million budgeted to be expended in 2007, 2008 and 2009, respectively. The budgeted expenditures for 2007 include $26 million in progress payments for the major plant equipment, $30 million for EPCM services and $17 million for the construction of the primary crusher platform, mine equipment lease payments and other ancillary matters and $11 million for owner's costs and contingencies. The Andacollo Feasibility Study indicates that, at a copper price of $1.50/lb. in 2010 and $1.20/lb. thereafter, a gold price of $400/oz. and with initial production beginning in late 2009, capital payback would be less than 3 years.

Sustaining capital over the life of the mine is expected to be approximately $98 million, of which $50 million is related to the mine mobile equipment and $43 million to the expansion of the tailings pond.

Site operating costs are estimated to be $4.43 per tonne of ore, with total costs, including smelting, refining and transportation costs, being estimated as $7.12 per tonne of ore. The average cash cost per pound of copper sold, net of gold credits at $400/oz., is expected to be $0.75/lb. for the first 10 years of operation and $0.82/lb. over the entire minelife. The current Chilean statutory corporate income tax applicable to CDA is 17%. Based on the projected copper production from the Hypogene mine, the effective rate for the Special Mining Tax would be 5% of CDA's net operational taxable income, as calculated pursuant to the provisions of the Special Mining Tax.

Business Development

Business development, which is comprised of exploration and acquisition activities, is an important component of Aur's overall corporate growth strategy. Aur's exploration efforts are focused in the Americas and primarily on the discovery of bulk mineable copper, copper-gold and copper-dominated polymetallic deposits.

In 2006, Aur expended $5.7 million on exploration work. The presence of near surface ore-grade gold/silver mineralization was confirmed on the El Dorado gold-silver property in southern Argentina and the Coyote copper property in Chile. The Macuchi copper-gold property in Ecuador and the La Bacoca copper property in Mexico was acquired during the year. Drilling activities on the La Verde copper property in Mexico have been suspended since 2005 due to land access issues and progress on obtaining surface rights to the property continues to be slow. However, a significant copper resource was outlined on the La Verde property utilizing historical drill hole information. The Juan Godoy copper property in central Chile was drilled in 2006 and abandoned.

Aur's 2007 exploration and business development budget is $11 million, $8 million of which has been allocated to Aur's exploration programs and $3 million to its acquisition program. Aur's 2007 exploration program includes drilling on the Coyote property in Chile, on the La Verde and La Bacoca properties in Mexico, on the Macuchi property in Ecuador and on the El Dorado property in Argentina. Aur's business development program will focus on identification, evaluation and negotiation for the potential acquisition of development stage projects and/or producing mining assets in the Cordillera Region of the Americas, the African Copperbelt, Russia, other CIS countries and Eastern Europe.

Social and Environmental Policies

Aur has adopted environmental and social policies that are fundamental to its operations. In particular, Aur has adopted an environmental policy (the "Environmental Policy") which, among other things, states that responsible environmental management is a key corporate priority of Aur, that Aur is committed to the sustainable development of its mining operations, including protection of the natural environment, that Aur will ensure that all of its operations comply with legislative requirements and that Aur will apply technologically proven and economically feasible measures to advance the protection of the environment at its operations and related off site areas. In particular, under the Environmental Policy, Aur has committed to designing, developing, operating and closing its operations using methods that meet or exceed the legislation in place for the protection of the environment, to conducting environmental and emergency measures audits of its operations and the performance of its environmental protection programs and management systems, to establishing a continuous program of review and improvement of environmental practices, taking into account technical and economic developments, scientific understanding and the environmental effects of its operations and to creating, maintaining and testing site-specific preventative and emergency preparedness and protective measures for potential environmental incidents. Aur accordingly conducts regular environmental and safety reviews and audits of its operations to identify environmental and health and safety risks, assess regulatory compliance and conformance with applicable laws and assess conformance with its environment, health and safety management systems and good management practices. Safety performance is a key priority and safety awareness and training programs are carried out on a regular basis.

As well, Aur has adopted a Code of Conduct (the "Code") to which all directors, officers and employees of Aur must adhere. The Code is a comprehensive set of expectations, obligations and responsibilities relating to ethical conduct, corporate reporting, conflicts of interests and compliance with legal and regulatory obligations and with Aur's policies, including its environmental, health and safety, non-discrimination and other policies.

Risk Factors and Governmental Regulation

Copper Price Volatility

Aur's revenues, net earnings and cash flow from operations are principally affected by changes in the price of copper and, to a lesser extent, zinc. Copper and other metal prices have historically been subject to cyclical fluctuations and are affected by factors which are unpredictable, including international economic and political conditions, speculative activities, the relative exchange rate of the U.S. dollar with other currencies, inflation, global and regional levels of supply and demand, availability and costs of metals or substitutes for metals and the metal inventory levels maintained by producers and others. The volatility of copper prices is illustrated in the following table which sets forth the average of the daily cash settlement prices on the LME of copper (per lb.) for 1980, 1985, 1990, 1995, 2000 and each year thereafter until 2006:

1980	1985	1990	1995	2000	2001	2002	2003	2004	2005	2006
$0.99	$0.64	$1.21	$1.33	$0.82	$0.72	$0.71	$0.81	$1.30	$1.67	$3.05

The cash settlement price of copper on the LME was $2.92/lb. on March 15, 2007.

See also "Management's Discussion and Analysis of Aur's Business Activities – 2007 Outlook" in Aur's 2006 Annual Report.

Development and Mining Risks

The business of mining generally involves a high degree of risk. No assurance can be given that the development and bringing into commercial production of a mine will be completed as contemplated and for the estimated capital costs or by the estimated completion date. Also, no assurance can be given that the intended production schedule, metal recoveries, estimated operating and capital costs and/or that profitable operations can or will be achieved in respect of operating mines or, in particular, with respect to mines under development. Naturally occurring events such as seasonal weather variations, floods and earthquakes as well as rock bursts, cave-ins, rock slides and other operation related incidents involved in development work and/or mining operations may also adversely impact Aur's operating activities, including its metal production and costs.

Mineral Reserves, Resources and Metallurgy

Although Aur believes the reserve and resource figures calculated for its Quebrada Blanca, Andacollo and Duck Pond mines and for the Hypogene Deposit are accurate and believes that the methods used to estimate such reserves and resources are appropriate, such figures are only estimates. Reserve estimates are inherently imprecise and are based upon the interpretation of geological data and also depend to some extent on statistical inferences drawn from drill hole data which may be limited and which may ultimately prove unreliable. Should the mineralization and/or the configuration of a deposit ultimately turn out to be significantly different from those currently envisaged, then the proposed mining plan may have to be altered in a way that could affect the tonnage and grade of the reserves mined and rates of production and consequently could adversely affect the profitability of the mining operations. Further, a decline in the market price of copper or other metals may render reserves containing relatively lower grades of mineralization uneconomic. In addition, actual copper recoveries may vary from estimated recoveries in a way which could adversely affect operations. Moreover, short term operating factors relating to the ore reserves, such as the need for orderly development of the orebody and/or the processing of new or different ore grades, may cause the mine operations to be unprofitable in any particular period.

Nature of Mineral Exploration and Development

The exploration for and development of mineral properties includes significant financial risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish resources by drilling, to upgrade the resources to reserves through economic evaluations, to construct mining and processing facilities at a site, to develop metallurgical processes and to extract metals from the ore and to obtain all requisite governmental permits and approvals.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are cyclical and volatile and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but a combination of these factors may result in Aur not receiving an adequate return on invested capital. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurance that Aur's current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

Competition for Properties

Because mines have limited lives based on mineral reserves, Aur is therefore continually seeking to replace and expand its reserves. Aur encounters strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing copper, zinc, gold, silver and other minerals. As a result of this competition, Aur may be unable to acquire attractive mining properties on terms it considers acceptable.

Governmental Regulation

The mineral industry in North America, South America and elsewhere operates under the sphere of federal, provincial, state, regional and municipal legislation governing exploration, development and mining activities. Such legislation typically relates to the method of acquisition of and the system of tenure for mineral rights, labour, health, safety and environmental standards, royalties, mining and income taxes and other matters.

Aur's operations are or may also be affected to varying degrees by government regulations in the various jurisdictions within which it operates including such matters as taxes, royalties, restrictions on production, price, marketing and export controls and/or restrictions, expropriation of property, environmental legislation and changes thereto.

In addition, the development and operation of a mine typically entails compliance with applicable environmental legislation and/or review processes and the obtaining of land use and other permits, water licenses and similar authorizations from various governmental agencies. Failure to comply with this legislation and/or any permits and authorizations issued thereunder may lead to issuance of orders and/or notices interrupting or curtailing operations or requiring the installation of additional equipment and/or the taking of preventative or remedial action.

For accounting purposes, ongoing expenditures related to the protection of the environment are charged to earnings in the period they are incurred while amounts to provide for certain future site restoration and reclamation and other mine closure costs are accrued.

CAPITAL STRUCTURE

Share Capital

The authorized capital of Aur consists of an unlimited number of common shares and an unlimited number of Class A shares, issuable in series, of which 98,474,706 common shares are issued and outstanding as at March 15, 2007.

Each of the common shares of Aur carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by the directors and is entitled upon liquidation, dissolution or winding up of Aur to a pro rata share of the property and assets of Aur distributable to the holders of the common shares.

The Class A shares of Aur are issuable from time to time in one or more series. The terms of the various series of Class A shares, including the number thereof, voting rights, dividend rights, conversion rights, redemption prices, if any, and other matters will be determined in the future by the directors of Aur without shareholders' approval (unless any series so created has superior voting rights to Aur's common shares in which case the approval of a majority of the minority shareholders will be required under applicable regulatory policies).

Senior Notes

Terms

On March 10, 2003, Aur issued $125 million of senior unsecured notes (the "Notes") to a number of U.S. insurance companies. The Notes bear interest at 6.75% per annum, require semi-annual interest payments and are repayable in four equal annual principal repayments commencing March 11, 2007. The first principal repayment of $31.25 million was made on March 11, 2007. The Notes are prepayable at any time in whole or in part, subject to certain specified prepayment premiums based on prevailing interest rates at the time of prepayment.

The Notes have customary financial covenants for unsecured notes and impose no restrictions on the payment of dividends, on changes of control or on carrying out mergers or similar transactions provided that Aur continues to meet the covenants under the Notes.

The terms of the Notes provide that security cannot be granted over assets comprising in excess of 20% of Aur's consolidated net worth (as defined), subject to certain exceptions, including security which also secures the Notes on a pari passu basis, security granted over subsequently acquired properties and/or assets to secure the purchase price thereof and/or the granting of security over mineral properties under development to secure the financing of such development.

Rating

The Notes were rated BBB (low) in May 2006 by Dominion Bond Rating Service Limited ("DBRS"). (The reference to "low" reflects the relative strength within the rating category.) DBRS has also assigned a stable outlook to the rating. DBRS' long-term ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, debt securities rated BBB are defined to be of adequate credit quality and are the fourth highest of the ten DBRS ratings for long term debt.

Credit ratings assigned by rating organizations are not recommendations to buy, sell, or hold securities and are subject to revision or withdrawal at any time by the rating organization.

MARKET FOR SECURITIES

The following table shows the high and low sale prices and the trading volume of Aur's common shares on the Toronto Stock Exchange (the "TSX") on a monthly basis during 2006:

	Price Range		
	High (CDN $)	Low (CDN $)	Volume
January	15.47	11.52	14,957,979
February	16.15	13.13	18,464,770
March	15.45	12.01	12,900,527
April	17.56	15.14	14,610,034
May	21.10	15.85	21,110,507
June	17.98	13.30	13,828,764
July	19.93	16.29	9,833,567
August	20.35	17.35	12,410,207
September	20.25	16.04	12,291,222
October	23.09	16.27	14,728,674
November	24.47	18.28	18,718,865
December	26.91	21.61	18,585,734

The closing price of the Aur's common shares on the TSX on December 31, 2006 was $24.26 per share and, as at March 15, 2007, was $21.06 per share.

The common shares of Aur also become listed and posted for trading on the Santiago Stock Exchange (the "SSE") in Chile on April 26, 2006. From April 26, 2006 to December 31, 2006, an aggregate of 1,428,420 common shares of Aur were traded on the SSE.

DIVIDENDS

In 2004, Aur declared a dividend of CDN$0.10 per share payable on January 1, 2005 to shareholders of record on December 1, 2004. In 2005, Aur declared dividends of CDN$0.05 per share payable on July 1, 2005 to shareholders of record on June 1, 2005 and of CDN$0.15 per share, comprised of the regular semi-annual dividend of CDN$0.05 per share and a special dividend of CDN$0.10 per share, payable on January 1, 2006 to shareholders of record on December 1, 2005. In 2006, Aur declared dividends of CDN$0.15 per share, comprised of the regular semi-annual dividend of CDN$0.05 per share and a special dividend of CDN$0.10 per share, payable on July 1, 2006 to shareholders of record on June 1, 2006 and of CDN$1.05 per share, comprised of the regular semi-annual dividend of CDN$0.05 per share and a special dividend of CDN$1.00 per share, payable on January 31, 2007 to shareholders of record on January 9, 2007. In 2007 and future years, Aur expects to declare regular semi-annual dividends of CDN$0.05 per share, payable on July 1 of that year and January 1 of the subsequent year, to shareholders of record on June 1 and December 1 of each calendar year. Aur also considers at least annually as appropriate the payment of special dividends in addition to the regular semi-annual dividends. No dividends were paid by Aur in 2004.

All dividends declared payable in 2006 and in subsequent years are designated as "eligible dividends" for purposes of the Income Tax Act (Canada) and, accordingly,

Canadian resident individuals who receive such dividends in 2006 and subsequent years will be entitled to the enhanced gross-up and dividend tax credit on such dividends as provided under the Income Tax Act (Canada).

DIRECTORS AND OFFICERS

The directors and officers of Aur are as follows:

Name and Region of Residence	Current Position with Aur	Principal Occupation for Past Five Years	Director Since
Jorge Carey[4] Region Metropolitana, Chile	Director	Barrister and Solicitor, Senior Partner and Chairman of Carey y Cia, attornies	2002
Douglas M. Deruchie[1] Québec, Canada	Director	Vice-President, Finance, and Chief Financial Officer of Reitmans (Canada) Limited, an apparel retailer	2004
James W. Gill Ontario, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of Aur	1981
William J.A. Kennedy[1,2,3] Ontario, Canada	Director	Business Consultant	1984
Martin Claude Lepage[1,2,3] Québec, Canada	Director and Chairman of the Board	Retired since January 1, 2005; prior thereto, Barrister and Solicitor, Stikeman Elliott	1985
Peter N. McCarter Ontario, Canada	Executive Vice-President, Corporate Affairs and Secretary and Director	Executive Vice-President, Corporate Affairs and Secretary of Aur since December 7, 2004; prior thereto, Vice-President and Secretary of Aur	1985
William J. Robertson[1,2,3,4] British Columbia, Canada	Director	Retired Executive	1992
Howard R. Stockford[4] Ontario, Canada	Director	Mining Consultant since January, 2005; prior thereto, Executive Vice-President of Aur	1984
Christian Arentsen Region Metropolitana, Chile	Vice-President, Finance South America	Vice-President, Finance, South America since February 15, 2007; prior thereto, Finance Manager and Controller of Compañia Minera Cerro Colorado, BHP Billiton, a mining company	n/a
David W. Brace Ontario, Canada	Executive Vice-President, Business Development	Executive Vice-President, Business Development of Aur since December 7, 2004; prior thereto, President, South America Division of Aur	n/a
W. Andrew Falls Ontario, Canada	Vice-President, Marketing & Sales	Vice-President, Marketing & Sales since January 8, 2007; prior thereto, General Manager, Exen Consulting Services, a base metals marketing consulting firm, since January, 2004; prior thereto, Vice-President, Commercial, Noranda-Falconbridge Ltd., Canadian Copper & Recycling Division, a mining company	n/a
Ed Guimaraes Ontario, Canada	Executive Vice-President, Finance and Chief Financial Officer	Executive Vice-President, Finance and Chief Financial Officer since November 20, 2006; prior thereto, Vice-President and Controller of Aur since February 10, 2005; prior thereto, Corporate Controller of Aur	n/a
Richard Leclerc Region Metropolitana, Chile	Vice-President, Mining Operations, South America	Vice-President, Mining Operations, South America of Aur since November 1, 2006; prior thereto, Director, El Pachon Project, Xstrata Copper, a mining company, since March, 2006; prior thereto, Director, Mining, Copper Business Unit, Falconbridge Limited, a mining company	n/a
David J. Libby Ontario, Canada	Executive Vice-President, Mining Operations	Executive Vice-President, Mining Operations of Aur since December 7, 2004; prior thereto, Vice-President, Mining Operations, South America Division of Aur	n/a

Kathryn J. Robinson Ontario, Canada	Assistant Secretary	Assistant Secretary of Aur	n/a
Edmund J. Stuart Ontario, Canada	Vice-President, Development Projects	Vice-President, Development Projects of Aur since December 7, 2004; prior thereto, President, North & Central America Division of Aur	n/a
Andrés Verdugo Region Metropolitana, Chile	Vice-President, Corporate Affairs, South America	Vice-President, Corporate Affairs, South America of Aur since December 7, 2004; prior thereto, Vice-President, Corporate Affairs, South America Division of Aur since May, 2002; prior thereto, General Counsel of ENAMI, a state owned mining company	n/a
Nigel A.J. Walls London, England	Vice-President, Business Development	Vice-President, Business Development of Aur since August, 2005; prior thereto, Director, Wardell Armstong International Limited, a minerals consulting firm.	n/a

1. Member of the audit committee
2. Member of the compensation committee.
3. Member of the corporate governance and nominating committee.
4. Member of the environment, health and safety committee.

Each director is elected to hold office until the next annual meeting of shareholders of Aur or until his successor is elected or appointed.

Committees of Aur's board of directors consist of the audit committee, the compensation committee, the corporate governance and nominating committee and the environment, health and safety committee. Additional information with respect to such committees is contained in the Management Information Circular of Aur dated March 15, 2007.

The percentage of common shares of Aur beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and executive officers of Aur as a group was 1.7% as at December 31, 2006.

To the knowledge of Aur, no director or executive officer of Aur is or has been, in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except that each of Messrs. Gill and McCarter were officers and directors of Compressario Corporation when it became subject to a cease trade order for failure to file financial statements on May 22, 2003 and which has since ceased to operate as a going concern.

To the knowledge of Aur, no director or executive officer of Aur, (a) has been subject to any penalties or sanctions imposed by a court relating to securities or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (b) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

To the knowledge of Aur, in the last ten years, no director or executive officer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

To the knowledge of Aur, no director or executive officer of Aur has an existing or potential material conflict of interest with Aur or any of its subsidiaries.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for Aur's common shares is Computershare Investor Services Inc. at its office at 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1 in Toronto, Ontario.

EXPERTS

PricewaterhouseCoopers LLP ("PwC") are Aur's auditors and signed the Auditors' Report contained in Aur's 2006 Annual Report. Aur's consolidated financial statements for its year ended December 31, 2006 have been filed under National Instrument 51-102 *Continuous Disclosure Obligations* of the CSA in reliance on the said Auditors' Report. As of March 15, 2007, the partners and employees of PWC collectively owned beneficially, directly or indirectly, less than 1% of Aur's outstanding common shares.

AMEC, which are consulting engineers, prepared the Duck Pond Feasibility Study and participated in the preparation of certain elements of the Duck Pond Feasibility Update as described under "Duck Pond Mine". AMEC also participated in the preparation of the Andacollo Feasibility Study, as did Golder, Metálica and CIMM, as described under "Andacollo Hypogene Project". As at March 15, 2007, the partners and employees of AMEC, Golder, Metálica and CIMM, in each case, collectively owned beneficially, directly or indirectly, less than 1% of Aur's outstanding common shares.

AUDIT COMMITTEE AND RELATED INFORMATION

The responsibilities and duties of the audit committee (the "Audit Committee") of the board of directors of Aur are set out in the Audit Committee's Terms of Reference (the "Terms of Reference"), the text of which is set forth in Appendix A to this AIF.

Composition

The Audit Committee is composed of Messrs. Douglas M. Deruchie (Chair), William J.A. Kennedy, Martin Claude Lepage and William J. Robertson.

The board of directors of Aur believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the board of directors of Aur to be "independent" and "financially literate" as such terms are defined under Multilateral Instrument 52-110 *Audit Committees* of the CSA. The board has made these determinations based on the education, professional qualifications and breadth and depth of experience of each member of the Committee. The following is a description of the education and experience of each member of the Audit Committee that is, in addition to such member's general business experience, relevant to the performance of his responsibilities as a member of the Audit Committee.

Mr. Deruchie is a chartered accountant by profession and received a Bachelor of Commerce from Carleton University in 1964 and received his C.A. in 1967. He has been the Vice-President, Finance and Chief Financial Officer of Reitmans (Canada) Limited since 1994. Prior to 1994, Mr. Deruchie was the Senior Tax Partner at KPMG, chartered accountants, Montreal.

Mr. Kennedy is a business consultant by profession and received a business administration degree from the Ryerson Institute of Technology in 1960 and graduated from the Advanced Management Program at Harvard Business School in 1986. Mr. Kennedy has since 1990 been a business consultant to small public and private companies requiring assistance in corporate structural planning, management development and strategic growth plans.

Mr. Lepage is a lawyer by profession and received a law degree (LL.L.) from the Université de Montréal in 1964 and a Master of Business Administration from the University of Western Ontario in 1971. Mr. Lepage was a partner of and practiced law, specializing in financial transactions, at the law firm of Stikeman Elliott in Montréal, Québec from 1971 until 2004, when he retired.

Mr. Robertson is an engineer by profession and received a Bachelor of Science in engineering from the University of Alberta in 1961 and graduated from the Sloan School of Management in 1982. Mr. Robertson was the Chief Operating Officer of Cominco Ltd. from 1993 to 1997 and of Agrium Inc. from 1998 to 2000, when he retired.

Pre-Approved Policies and Procedures

The policies and procedures adopted by the Audit Committee in respect of the engagement of Aur's auditors in respect of non-audit services, being services other than audit services, are described in item 6 under the heading "Responsibilities" in the Terms of Reference.

Auditors' Fees

The aggregate fees billed for professional services rendered by PwC for the years ended December 31, 2006 and 2005 are as follows:

	2006 (CDN $)	2005 (CDN $)
Audit Fees[1]	227,836	195,346
Audit Related Fees[2]	16,883	10,000
Tax Fees[3]	57,183	36,145
All Other Fees[4]	30,840	2,700
Total	332,742	244,191

Notes:

(1) For the audit of Aur's annual financial statements and services normally provided by its auditors in connection with its statutory and regulatory filings.

(2) For assurance and related services that are reasonably related to the performance of the audit or review of Aur's financial statements and are not reported in (1), including accounting consultations, various agreed upon procedures and translation of financial reports.

(3) For tax compliance, tax planning and tax advisory services.

(4) For products and services other than the fees reported in (1) to (3).

ADDITIONAL INFORMATION

Aur will provide, upon request to its Secretary, at Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9:

(a) when its securities are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i) one copy of this Annual Information Form;
(ii) one copy of its comparative consolidated financial statements for its year ended December 31, 2006 and auditors' report thereon;
(iii) one copy of its interim consolidated financial statements issued subsequent to December 31, 2006;
(iv) one copy of its Management Information Circular dated March 15, 2007 in respect of its 2007 annual and special meeting of shareholders; and
(v) one copy of any other documents that are incorporated by reference into the aforementioned short form or preliminary short form prospectus; and

(b) at any other time, one copy of the documents referred to in (a) (i), (ii), (iii) and (iv) above.

Additional information, including details as to directors' and officers' remuneration, principal holders of Aur shares, options to purchase Aur shares and certain other matters is contained in the Management Information Circular of Aur dated March 15, 2007. Additional financial information is provided in Aur's comparative consolidated financial statements for its year ended December 31, 2006 and in management's discussion and analysis of financial condition and results of operations ("MD&A"), which financial statements and MD&A is contained in Aur's 2006 Annual Report.

Copies of the above and other disclosure documents may also be examined and/or obtained through the Internet by accessing Aur's website at *www.aurresources.com* or by accessing the SEDAR website at *www.sedar.com*.

Appendix A

AUDIT COMMITTEE TERMS OF REFERENCE

A. Purpose

The audit committee (the "Committee") of the board of directors of the Corporation (the "Board") shall provide assistance to the Board in fulfilling its oversight responsibilities with respect to the Corporation's financial statements and reports and the financial reporting process. In doing so, it is the responsibility of the Committee to maintain free and open communication between the Board, the independent auditors of the Corporation (the "Auditors") and the financial management of the Corporation and monitor their performance.

B. Composition and Expertise

The Committee shall be comprised of not less than three and not more than five directors, all of whom shall qualify as "independent" and "financially literate" as such terms are used in *Multilateral Instrument 52-110 Audit Committees* (the "Instrument") of the Canadian Securities Administrators[1]. Determinations as to whether a particular director satisfies the requirements for membership on the Committee will be made by the Board with reference to the Instrument. To the extent possible, at least one member of the Committee should be a chartered accountant. The Board shall appoint the members of the Committee and a Committee chair from amongst those appointed, to hold office at the pleasure of the Board.

C. Meetings

A majority of the members of the Committee shall constitute a quorum and all actions of the Committee shall be taken by a majority of the members present at the relevant meeting. Meetings of the Committee shall take place in person or by telephone and shall be called by the chair of the Committee. Meetings may also be called by any member of the Committee, or by the chair of the Board, the chief executive officer or the chief financial officer of the Corporation or by the Auditors. Unless otherwise specified by the chair of the Committee, the secretary or the assistant secretary of the Corporation shall act as secretary of the Committee and shall provide the chair of the Board and each member of the Committee with notice of meetings of the Committee and each shall be entitled to attend such meetings. The chair of the Committee or the Committee may require any officer or employee of the

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1 Generally, for purposes of the Instrument, "independent" means an individual with no direct or indirect relationship with the Corporation which could, in the view of the Board, reasonably interfere with the exercise of such individual's independent judgement and "financially literate" means an individual who has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Corporation or any subsidiary thereof to attend a Committee meeting and, further, may invite any such other individuals to attend a Committee meeting as deemed appropriate or advisable.

D. Responsibilities

1. The Committee shall:

   a) prior to the release of the annual audited financial statements of the Corporation, review such statements and the related Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") and, if satisfied, report thereon to, and recommend their approval by, the Board and the sending thereof to the Corporation's shareholders;

   b) prior to the release of the unaudited quarterly financial statements of the Corporation for the preceding fiscal quarter, review such statements and the related MD&A, and approve the sending thereof to the Corporation's shareholders; and

   c) review all proposed public disclosure related to the foregoing, including the Corporation's financial disclosure in its annual and quarterly reports to shareholders and in any other public disclosure document (prospectus, information circular, annual information form, press release etc.) required to be filed with any regulatory authority.

2. The Committee shall recommend to the Board:

   a) the Auditors to be nominated for the purpose of preparing or issuing the Auditors' report or performing other audit, review or attest services for the Corporation; and

   b) the compensation of the Auditors.

3. The Committee shall be directly responsible for overseeing the work of the Auditors engaged for the purpose of preparing or issuing the Auditors' report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the Auditors regarding financial reporting.

4. The Committee shall establish procedures for:

   a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

   b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

5. The Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former Auditors.

6. The Committee shall pre-approve all non-audit services ("Non-audit Services") to be provided to the Corporation or its subsidiaries by the Auditors. In connection with the foregoing, the Committee:

   a) may delegate to one or more of its members (a "Delegate") the authority to pre-approve Non-audit Services provided that such pre-approval is presented to the Committee at its first scheduled meeting following such pre-approval;

   b) shall be considered as having satisfied its pre-approval requirements for Non-audit Services if it adopts specific policies and procedures for the engagement of Non-audit Services and:

      i) such pre-approval policies and procedures are detailed as to the particular service;

      ii) the Committee is informed of each Non-audit Service; and

      iii) the procedures do not include delegation of the Committee's responsibilities to management; and

   c) shall also be considered as having satisfied its pre-approval requirements for Non-audit Services if:

      i) the aggregate amount of all Non-audit Services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Corporation and its subsidiaries to the Auditors during the fiscal year in which the services are provided;

      ii) the Corporation or the subsidiary, as the case may be, did not recognize the relevant Non-audit Services as Non-audit Services at the time of the engagement; and

      iii) the relevant Non-audit Services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit for the relevant fiscal year, by the Committee or by a Delegate.

E. Policies and procedures

Subject to the requirements of Section D above, the policies and procedures of the Committee should remain flexible in order to enable it to react to changes in circumstances and conditions so as to ensure that the corporate accounting reporting practices of the Corporation are in accordance with all applicable legal and regulatory requirements and current best practices. The purposes and procedures outlined in this Terms of Reference are meant to serve as guidelines rather than inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.

In carrying out its responsibilities, the Committee shall also:

a) review any material issues regarding accounting and auditing policies and practices or judgements relating thereto (including review the selection of, quality of, application of and proposed material changes to the accounting policies and practices being applied and related judgements to ensure that such are appropriate and consistent with the Corporation's needs and requirements), and discuss the same with the Auditors and the financial management of the Corporation;

b) review, at least annually, including reviewing with the Auditors and the financial management of the Corporation, the adequacy and effectiveness of the accounting and financial controls of the Corporation, and any recommendations for the improvement of its internal controls or particular areas where new or more detailed controls or procedures are desirable and, to the extent applicable, monitor the response of management in implementing any such recommendations;

c) prior to the commencement of the annual audit of the Corporation's books, records and accounts, meet with the Auditors and the financial management of the Corporation to review the objectives and general scope of the proposed audit (including the overall audit plan, the proposed timing and completion dates together with the estimated audit fees, and review and sign the Auditors' engagement letter) and the procedures to be utilized and, at the conclusion thereof, review such audit, including any comments or recommendations of the Auditors;

d) review and discuss with the Auditors, at least annually, all significant relationships which the Auditors and its affiliates have with the Corporation and its affiliates in order to determine the Auditors' independence including (i) obtaining and reviewing, on a periodic basis, a written statement from the Auditors delineating all relationships between them and services provided by them which may reasonably be considered to bear on the objectivity and/or independence of the Auditors with respect to the Corporation, (ii) discussing with the Auditors any disclosed relationships or services that may impact the objectivity and/or independence of the Auditors, and (iii) making any appropriate recommendations to the Board in response to the Auditors' report in order to ensure the independence of the Auditors;

e) review with the Auditors and financial management of the Corporation, at least annually, any significant financial risks or exposures to the Corporation of which they are aware, if any, and assess the steps management has taken to minimize such risks, if any, to the Corporation;

f) satisfy itself generally that there is a good working relationship between management and the Auditors, review any management letters or other reports of the Auditors and discuss any material differences of opinion between management and the Auditors;

g) provide sufficient opportunity for the Auditors and the financial management of the Corporation to each meet with the Committee alone without members of the other parties, as applicable, being present to discuss the co-operation that each party has received from the others during the course of the Auditor's audit;

h) act as a conduit whereby the Auditors and the internal financial management of the Corporation can bring any concerns to the attention of the Board;

i) examine and consider such matters in relation to any audits of the Corporation's accounts (including the results of such audits), financial controls, financial reporting and in relation to the general financial affairs of the Corporation as the Committee may deem necessary or desirable;

j) review reports and recommendations received or published from time to time from regulatory authorities that may have a significant impact on the Corporation's financial statements or related corporate compliance policies;

k) review with the Corporation's counsel, legal compliance matters or any legal matters that could have a significant impact on the Corporation's financial statements or related corporate compliance policies;

l) keep a record of the actions and proceedings of the Committee and report thereon to the Board periodically or whenever requested to do so;

m) review and assess annually and otherwise from time to time as the Committee or the Board determines, the adequacy of this Terms of Reference and make recommendations to the Board for such changes to this Terms of Reference as the Committee considers necessary or desirable; and

n) perform such other activities consistent with this Terms of Reference, the Corporation's articles of incorporation, by-laws and governing law (including the Instrument), as the Committee or the Board deems necessary or appropriate.

For purposes of performing their duties, the members of the Committee shall have the right to inspect all books, records and accounts of the Corporation and to discuss such books, records, accounts and any other matters relating to the financial position of the Corporation directly with the internal financial management of the Corporation, the Auditors and/or Corporation counsel.

The Committee shall also have the authority to engage independent legal, financial, accounting and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any such advisors.

While the Committee has the responsibilities and powers set forth in this Terms of Reference, the Committee's mandate and function is one of oversight. It is not the duty of the Committee to plan or conduct internal or external audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such functions are the responsibility of financial management of the Corporation and/or the Auditors. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, amongst the financial management of the Corporation and the Auditors or to ensure compliance with applicable laws and regulations. Nothing contained in this Terms of Reference is intended to expand applicable standards of liability under statutory or regulatory requirements for the directors of the Corporation or members of the Committee. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided by such persons or organizations (absent actual knowledge to the contrary, which shall be promptly reported to the Board), and (iii) representations made by management as to all audit and non-audit relationships with and/or services provided by the Auditors.

END